   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 11, 1999.


                                                      REGISTRATION NO. 333-56339
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 2
                                       TO

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                          MICROFINANCIAL INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             MASSACHUSETTS                                 6159                                  04-2962824
    (STATE OR OTHER JURISDICTION OF            (PRIMARY STANDARD INDUSTRIAL                    (IRS EMPLOYER
     INCORPORATION OR ORGANIZATION)               CLASSIFICATION NUMBER)                   IDENTIFICATION NUMBER)

                            ------------------------
                               950 WINTER STREET
                          WALTHAM, MASSACHUSETTS 02154
                                 (781) 890-0177
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               PETER R. BLEYLEBEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MICROFINANCIAL INCORPORATED
                         950 WINTER STREET, SUITE 41000

                          WALTHAM, MASSACHUSETTS 02151

                                 (781) 890-0177
            (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                  LAURA N. WILKINSON, ESQ.                                       JOHN W. WHITE, ESQ.
                   EDWARDS & ANGELL, LLP                                       CRAVATH, SWAINE & MOORE
                   2800 BANKBOSTON PLAZA                                          825 EIGHTH AVENUE
               PROVIDENCE, RHODE ISLAND 02903                                  NEW YORK, NEW YORK 10019
                       (401) 274-9200                                               (212) 474-1000


                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                                                     PROPOSED MAXIMUM
            TITLE OF SECURITIES TO BE REGISTERED                AGGREGATE OFFERING PRICE(1)     AMOUNT OF REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share......................            $73,600,000                        $21,712


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


(1) Estimated in accordance with Rule 457(o) of the Securities Act, assuming exercise of the Underwriters' over-allotment option.



(2) Registration fee calculated on the basis of $295 per $1,000,000 or fraction thereof of the proposed maximum offering price. $20,355 was previously paid in connection with prior filings of this Registration Statement on Form S-1.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED JANUARY 11, 1999


PROSPECTUS




dated             , 1999


                                4,000,000 SHARES




                             [MICROFINANCIAL LOGO]


                                  COMMON STOCK


Of the 4,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of MicroFinancial Incorporated (the "Company") being offered hereby (the "Offering"), 3,400,000 shares are being sold by the Company and 600,000 shares are being sold by the Selling Stockholders (as defined). See "Selling Stockholders." Because some of the Selling Stockholders are affiliates of the Company, a substantial portion of the proceeds of the Offering will benefit such affiliates. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


Prior to the Offering, there has not been a public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. The Common Stock will be listed on The New York Stock Exchange ("NYSE"), subject to official notice of issuance, under the symbol "MFI."


SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                                                  PROCEEDS TO
                                  PRICE TO            UNDERWRITING          PROCEEDS TO             SELLING
                                   PUBLIC             DISCOUNT(1)            COMPANY(2)         STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------------------
Per Share.................           $                     $                     $                     $
------------------------------------------------------------------------------------------------------------------
Total (3).................           $                     $                     $                     $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses estimated at $        payable by the Company.


(3) The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Selling Stockholders will be $        , $        and $        ,
    respectively.



The shares of Common Stock are offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for such shares of Common Stock will be made at the offices
of Piper Jaffray Inc. in Minneapolis, Minnesota on or about                ,
1999.



PIPER JAFFRAY INC.                                              CIBC OPPENHEIMER

                   [GRAPHIC -- PICTURE OF PEOPLE BICYCLING ON


                    BRIDGE OVER COMPUTER TERMINALS WITH THE


                           COMPANY'S WEBSITE ADDRESS


                              (WWW.LEASECOMM.COM)


                             PRINTED ON THE BRIDGE,


                            AND THE FOLLOWING TEXT:



                                   TECHNOLOGY



With our new secure web site, LeasecommDirect(TM), dealers have the opportunity to send in new applications, receive approvals and access a remarkable amount of in-depth information -- instantly, without human involvement.
LeasecommDirect(TM) -- one more example of our constant commitment to information technology and management.]


CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------


                                    SUMMARY



     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. In particular, prospective purchasers of shares of Common Stock offered hereby should carefully consider the factors set forth under "Risk Factors." Unless otherwise specified, the information in this Prospectus (i) assumes that the Underwriters do not exercise the over-allotment option described herein under "Underwriting" and (ii) gives effect to a 10-for-1 stock split (the "1997 Stock Split") of the Common Stock effected on June 16, 1997 and a 2-for-1 stock split (the "1999 Stock Split") of the Common Stock to be effective as of the date on which this Offering is consummated. Unless otherwise indicated or the context requires otherwise, references in this Prospectus to the "Company" mean MicroFinancial Incorporated (formerly known as Boyle Leasing Technologies, Inc.) and its consolidated subsidiaries.


                                  THE COMPANY

     The Company, which operates primarily through its wholly-owned subsidiary, Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,400 and an average lease term of 45 months. The Company pioneered the use of proprietary software in developing a sophisticated, risk-adjusted pricing model and automating its credit approval and collection systems, including a fully-automated Internet-based application, credit scoring and approval process. This has enabled the Company to better service its dealer network, to develop economies of scale in originating and servicing over 200,000 leases, contracts and loans and to operate on a nationwide basis in a historically fragmented market. The majority of the Company's leases are currently for authorization systems for point-of-sale card-based payments, by, for example, debit, credit and charge cards ("POS authorization systems"). The Company continues to develop other product lines, including leasing other commercial products and acquiring payment streams from residential security monitoring contracts ("service contracts").

     The Company targets owner-operated or other small commercial enterprises, with little business credit history and limited or poor personal credit history at the owner level. The Company provides a convenient source of financing to these lessees who may have few other sources of credit. The Company primarily leases and rents low-priced commercial equipment with limited residual value which is used by these lessees in their daily operations. The Company does not market its services directly to lessees, but sources leasing transactions through a nationwide network of over 1,100 independent sales organizations and other dealer-based origination networks ("Dealers"). The Company's ability to approve applications quickly for a wide range of credit profiles facilitates Dealer sales, thereby enhancing the Company's relationships with its Dealers.


     The Company commenced operations in 1986 and has been profitable every year since 1987. At September 30, 1998, the Company's gross investment in leases and loans (as defined herein) totaled $273.1 million. The Company generated revenues and net income of $68.2 million and $7.7 million in 1997, increases of 22.7% and 50.6%, respectively, over those amounts in 1996. Revenues and net income for the nine months ended September 30, 1998 totaled $55.8 million and $9.5 million, increases of 11.2% and 52.6%, respectively, over the nine months ended September 30, 1997. The Company has completed six private securitizations since 1992, pursuant to which $70.2 million of securitized receivables remained on the Company's balance sheet as of November 30, 1998.


     The Company capitalizes on its unique understanding of its lessees, underwriting higher risk credits with a multi-dimensional credit scoring model that generates risk-adjusted pricing. Additionally, the Company maintains a disciplined and persistent approach to collections which enables the Company to collect delinquent amounts that it believes its competitors often would not pursue due to the perceived high costs of collecting relatively small monthly payments against equipment with low resale value. In each of these areas, the Company has focused on the application of technology to execute its operating strategy by designing proprietary software and systems to operate its business and achieve economies of scale.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

STRATEGY

     The Company's strategy is to significantly expand its business through internal growth, diversification of product offerings and selective acquisitions of lease portfolios and leasing companies, while maintaining or improving current levels of profitability.


     The Company has successfully utilized technology to (i) manage the high volume of information associated with originating and servicing its leases, (ii) develop a multi-dimensional credit scoring model for assessing credit risk and pricing its leases and (iii) implement a systematic and efficient collections policy which enables the Company to collect delinquent amounts owed on its leases even several years after the original delinquency. The Company believes its efficiency in these areas will provide it a competitive advantage by allowing it to provide better service to Dealers, facilitating product sales by such Dealers. Furthermore, the Company believes that its system has excess capacity which it believes will decrease the Company's servicing costs per lease, contract and loan as volumes increase. An example of the Company's strategic use of technology is LeasecommDirect(TM), the Company's Internet-based application processing, credit approval and Dealer information tool, use of which has increased from approximately 3.5% of total applications processed in the first quarter of 1998 to approximately 33.7% of total applications processed in the fourth quarter of 1998.


     The Company also intends to expand its business by applying its strategy to other products and markets by pursuing selective acquisitions. The Company believes that its operating strategy can facilitate Dealers' sales of most products in the microticket market which are characterized by limited distribution channels and high selling costs by making them available to customers for a small monthly lease payment. Accordingly, the Company believes that it can leverage the competitive advantage it has in its current markets to products with similar characteristics.

                              SELLING STOCKHOLDERS


     The stockholders listed in the table set forth under "Selling Stockholders" (the "Selling Stockholders") currently own in the aggregate 7,265,016 shares of Common Stock of the Company. The Selling Stockholders intend to sell 600,000 shares of Common Stock in the aggregate (1,200,000 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). See "Selling Stockholders."


                                  THE OFFERING


Common Stock offered by the Company................  3,400,000 shares
Common Stock offered by the Selling Stockholders...  600,000 shares(1)
Total Offering.....................................  4,000,000 shares
Common Stock to be outstanding after the
  Offering.........................................  13,332,766 shares(1)(2)
Use of Proceeds....................................  The net proceeds of the Offering will be used to repay portions of the Company's outstanding
                                                     subordinated debt ("Subordinated Debt") and
                                                     revolving credit and term loan facilities
                                                     ("Credit Facilities"). See "Use of Proceeds."
Common Stock NYSE symbol...........................  "MFI"


---------------

(1) Does not include up to 600,000 shares of Common Stock which may be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option. See "Underwriting."



(2) Includes 19,600 shares of Common Stock to be issued upon conversion of the Company's outstanding redeemable convertible preferred stock upon consummation of the Offering. Excludes an aggregate of 120,380 shares of Common Stock reserved for issuance upon exercise of stock options at exercise prices of $0.6375 and $1.95, outstanding as of December 31, 1998, 6,682 shares of which are subject to options which are exercisable within 60 days of the date of this Prospectus. See "Management -- Stock Option Plans" and "Description of Capital Stock." Also excludes 142,590 shares of Common Stock held in the Company's treasury as of December 31, 1998.


                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table presents summary consolidated financial and operating data of the Company and its subsidiaries as of and for each of the years in the five-year period ended December 31, 1997 and as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998. The summary consolidated financial and certain other data as of December 31, 1993, 1994, 1995, 1996 and 1997, and for each of the years in the five-year period ended December 31, 1997, have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The Company's summary consolidated financial and operating data as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998, are based on the Company's unaudited consolidated financial statements which include all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the results at such dates and for such respective interim periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results expected for fiscal year 1998 or any interim period. The as adjusted balance sheet data assume that the issuance and sale of shares of Common Stock offered hereby by the Company at $15.00 per share (the mid-point of the range of estimated initial offering prices) and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on September 30, 1998. The summary consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes thereto included elsewhere herein.



                                                                                                            NINE MONTHS
                                                                                                               ENDED
                                                                  YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                       -----------------------------------------------   -----------------
                                                        1993      1994      1995      1996      1997      1997      1998
INCOME STATEMENT DATA:                                  ----      ----      ----      ----      ----      ----      ----
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                                               (UNAUDITED)
REVENUES
  Income on financing leases and loans...............  $10,840   $15,949   $27,011   $38,654   $45,634   $33,900   $35,285
  Income on service contracts(1).....................       --        --        --         6       501        87     1,557
  Rental income......................................    1,329     2,058     3,688     8,250    10,809     8,104    11,153
  Fee income(2)......................................    2,576     3,840     5,446     8,675    11,236     8,104     7,837
                                                       -------   -------   -------   -------   -------   -------   -------
    Total revenues...................................   14,745    21,847    36,145    55,585    68,180    50,195    55,832
                                                       -------   -------   -------   -------   -------   -------   -------
EXPENSES
  Selling, general and administrative................    2,689     4,975     8,485    14,073    17,252    12,558    14,284
  Provision for credit losses........................    5,753     8,179    13,388    19,822(3)  21,713(3)  15,601  12,568
  Depreciation and amortization......................      602       827     1,503     2,981     3,787     2,701     3,867
  Interest...........................................    3,598     5,009     8,560    10,163    11,890     8,891     9,198
                                                       -------   -------   -------   -------   -------   -------   -------
    Total expenses...................................   12,642    18,990    31,936    47,039    54,642    39,751    39,917
                                                       -------   -------   -------   -------   -------   -------   -------
INCOME BEFORE PROVISION FOR INCOME TAXES.............    2,103     2,857     4,209     8,546    13,538    10,444    15,915
NET INCOME...........................................    1,325(4)   1,643    2,524     5,080     7,652     6,199     9,460
                                                       =======   =======   =======   =======   =======   =======   =======
NET INCOME PER COMMON SHARE
  Basic(5)...........................................  $  0.27   $  0.33   $  0.34   $  0.52   $  0.78   $  0.63   $  0.96
  Diluted(6).........................................     0.15      0.19      0.27      0.52      0.76      0.62      0.94
DIVIDENDS PER COMMON SHARE...........................       --        --      0.06      0.10      0.12      0.09      0.10



                                                                    DECEMBER 31,                          SEPTEMBER 30,
                                                ----------------------------------------------------   -------------------
                                                                                                                  1998 AS
                                                  1993       1994       1995       1996       1997       1998     ADJUSTED
BALANCE SHEET DATA:                               ----       ----       ----       ----       ----       ----     --------
(DOLLARS IN THOUSANDS)                                                                                     (UNAUDITED)
Gross investment in leases and loans(7).......  $ 69,561   $115,286   $189,698   $247,633   $258,230   $273,148   $273,148
Unearned income...............................   (19,952)   (33,807)   (60,265)   (76,951)   (73,060)   (73,742)   (73,742)
Allowance for credit losses...................    (4,778)    (7,992)   (15,952)   (23,826)   (26,319)   (24,423)   (24,423)
Investment in service contracts(1)............        --         --         --         --      2,145      7,412      7,412
    Total assets..............................    50,810     83,484    126,479    170,192    179,701    208,767    208,767
Notes payable.................................    37,747     57,594     94,900    116,202    116,830    132,104    105,704(8)
Subordinated notes payable....................     5,394     13,436     13,170     27,006     26,382     25,288      5,488(8)
    Total liabilities.........................    45,041     77,652    118,568    158,013    160,935    181,472    135,272
    Total stockholders' equity................     5,687      5,750      7,911     12,179     18,766     27,295     73,495


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                      YEARS ENDED DECEMBER 31,                         SEPTEMBER 30,
                                      --------------------------------------------------------      -------------------
                                        1993        1994       1995       1996          1997          1997       1998
OTHER DATA:                             ----        ----       ----       ----          ----          ----       ----
(DOLLARS IN THOUSANDS, EXCEPT STATISTICAL DATA)                                                         (UNAUDITED)
Operating Data:
  Total leases and loans
    originated(9)..................   $ 42,760    $ 81,726   $129,873   $143,855      $126,542      $ 90,637   $107,164
  Total service contracts
    acquired(10)...................         --          --      3,635      2,431         2,972         1,660      6,298
  Dealer fundings(11)..............   $ 26,213    $ 52,745   $ 76,502   $ 73,659      $ 77,590      $ 56,767   $ 76,710
  Average yield on leases and
    loans(12)......................       30.0%       29.9%      30.7%      32.4%         33.9%         33.3%      35.4%
Cash flows from (used in):
  Operating activities.............   $ 17,660    $ 26,288   $ 41,959   $ 60,104      $ 77,393      $ 53,054   $ 69,641
  Investing activities.............    (26,182)    (51,528)   (76,353)   (86,682)      (80,127)      (58,533)   (78,222)
  Financing activities.............      9,502      27,803     36,155     33,711        (1,789)        1,498     12,786
                                      --------    --------   --------   --------      --------      --------   --------
    Total..........................        980       2,563      1,761      7,133        (4,523)       (3,981)     4,205
Selected Ratios:
  Return on average assets(13).....       2.96%       2.45%      2.40%      3.42%         4.37%         4.74%      6.49%
  Return on average stockholders'
    equity(13).....................      29.82       28.73      36.95      50.57         49.46         55.46      54.77
  Operating margin(14).............      53.28       50.51      48.68      51.04         51.70         51.89      51.02
Credit Quality Statistics:
  Net charge-offs..................   $  4,033    $  4,961   $  5,428   $ 11,948(15)  $ 19,220(15)  $ 17,082   $ 14,464
  Net charge-offs as a percentage of
    average gross
    investment(13)(16).............       6.46%       5.37%      3.56%      5.46%(15)     7.57%(15)     8.58%      7.13%
  Provision for credit losses as a
    percentage of average gross
    investment(13)(17).............       9.21        8.85       8.78       9.07          8.55          7.83       6.20
  Allowance for credit losses as a
    percentage of gross
    investment(18).................       6.87        6.93       8.41       9.62         10.11          8.78       8.71


---------------

 (1) The Company began acquiring fixed-term service contracts in 1995. Until December 1996, the Company treated these fixed-term contracts as leases for accounting purposes. Accordingly, income from these service contracts is included in income on financing leases and loans for all periods prior to December 1996 and investments in service contracts were recorded as receivables due in installments on the balance sheet at December 31, 1995 and 1996. Beginning in December 1996, the Company began acquiring month-to-month service contracts, the income from which is included as a separate category in the Consolidated Statements of Operations and the investment in which are recorded separately on the balance sheet.

 (2) Includes loss and damage waiver fees and service fees.
 (3) The provision for 1996 includes $5.0 million resulting from a reduction in the time period for charging off the Company's receivables from 360 to 240 days. The provision for 1997 includes a one-time write-off of securitized receivables of $9.5 million and $5.0 million in write-offs of satellite television equipment receivables.
 (4) 1993 excludes a $1.3 million cumulative increase in net income as a result of the Company's adoption of Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes). Prior to 1993, the Company accounted for income taxes under the deferred method.

 (5) Net income per common share (basic) is calculated based on weighted average common shares outstanding of 4,994,296, 5,003,880, 7,352,189, 9,682,851,
     9,793,140, 9,791,212 and 9,849,602 for the years ended December 31, 1993,
     1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.


 (6) Net income per common share (diluted) is calculated based on weighted average common shares outstanding on a diluted basis of 9,120,355, 8,713,065, 9,448,206, 9,770,613, 9,925,329, 10,005,028 and 10,031,974 for
     the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

 (7) Consists of receivables due in installments, estimated residual value, and loans receivable.

 (8) As adjusted reflects (i) the use of approximately $19.8 million of the net proceeds of the Offering to repay amounts outstanding under the Company's Subordinated Debt and (ii) the use of $26.4 million of the net proceeds of the Offering to repay amounts outstanding under the Company's Credit Facilities.

 (9) Represents the amount paid to Dealers upon funding of leases and loans plus the associated unearned income.
(10) Represents the amount paid to Dealers upon the acquisition of service contracts, including both non-cancelable service contracts and month-to-month service contracts.
(11) Represents the amount paid to Dealers upon funding of leases, contracts and loans.

(12) Represents the aggregate of the implied interest rate on each lease and loan originated during the period weighted by the amount funded at origination for each such lease and loan.


(13) Quarterly amounts are annualized.


(14) Represents income before provision for income taxes and provision for credit losses as a percentage of total revenues.


(15) Charge-offs in 1996 and 1997 were higher due to write-offs related to satellite television equipment lease receivables and due to a change in the write-off period from 360 days to 240 days in the third quarter of 1996. See "Business -- Exposure to Credit Losses."


(16) Represents net charge-offs as a percentage of average gross investment in leases and loans and investment in service contracts.


(17) Represents provision for credit losses as a percentage of average gross investment in leases and loans and investment in service contracts.


(18) Represents allowance for credit losses as a percentage of gross investment in leases and loans and investment in service contracts.


--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. Except for historical information contained herein, this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein.

DEPENDENCE ON POS AUTHORIZATION SYSTEMS


     Reduced demand for financing of POS authorization systems could adversely affect the Company's lease volume, which in turn could have a material adverse effect on the Company's business, financial condition and results of operations. The leasing of POS authorization systems currently represents the Company's largest product, at over 65% of its outstanding portfolio and approximately 58% of new lease originations during the first nine months of 1998. Technological advances may lead to a decrease in the price of POS authorization systems and a consequent decline in the need for financing of such equipment. A price decrease may result in such equipment being sold through conventional retail outlets. In addition, business and technological changes could change the manner in which POS authorization is obtained. These changes could reduce the need for outside financing sources which would reduce the Company's lease financing opportunities and origination volume in such products. Technological changes and price decreases have in the past required the Company to exit its principal source of lease volume. During the late 1980s, the Company provided financing primarily to lessees of cellular phones, which at the time retailed in excess of $1,000 per unit. Consumers leased cellular phones through dealers due to the product's limited availability and high price. As the price of cellular phones decreased, the demand for financing of cellular phones diminished, and by mid-1991, the Company originated no new leases for cellular phones.


     In the event that demand for financing POS authorization systems declines, the Company will expand its efforts to provide lease financing for other products. There can be no assurance, however, that the Company will be able to do so successfully. The Company currently originates its leases for POS authorization systems through a network of Dealers who predominantly deal exclusively in that product. It is unlikely that the Company would be able to capitalize on these relationships in the event it shifts its business focus to originating leases of other products. Any failure by the Company to successfully enter into new relationships with dealers of other products or to extend existing relationships with such dealers in the event of reduced demand for financing of POS authorization systems would have a material adverse effect on the Company.

RISKS OF EXPANSION STRATEGY

     The Company's principal growth strategy of expansion into new products and markets may be adversely affected by (i) its inability to cultivate new sources of originations and (ii) its inexperience with products with different characteristics from those currently offered by the Company, including the type of obligor and the amount financed.

     New Sources. The Company currently originates a significant majority of its leases and contracts through a network of Dealers which deal exclusively in POS authorization systems. The Company is currently unable to capitalize on these relationships in originating leases for products other than POS authorization systems. Any failure by the Company to develop additional relationships with Dealers of other products which it leases or may seek to lease would hinder the Company's growth strategy.

     New Products. The Company's existing portfolio primarily consists of leases to owner-operated or other small commercial enterprises with little business history and limited or poor personal credit history at the owner level. These leases are characterized by small average monthly payments for equipment with limited residual value at the end of the lease term. The Company's ability to successfully underwrite new products with different characteristics is highly dependent on the Company's ability to (i) successfully analyze the credit risk associated with the user of such new products so as to appropriately apply its risk-adjusted pricing to such products and (ii) utilize its proprietary software to efficiently service and collect on its portfolio. The Company has recently entered into markets in which the ultimate obligor on a lease or contract is an individual rather than a commercial enterprise. The results of the Company's most significant venture into financing products for individuals, the leasing of consumer satellite television equipment, failed to meet the Company's expectations principally due to difficulty in assessing the credit risk of lessees and in effectively pricing leases. As a result, the Company significantly scaled back its origination of new leases in this area after July 1996 and no longer originates a significant number of leases for satellite television equipment. There can be no assurance that the Company will be able to successfully apply its operating strategy to provide financing services to non-commercial lessees, which could have a material adverse effect on the Company. The Company also has recently commenced underwriting leases for small-ticket items or services (having a value between $5,000 and $25,000). The Company has no significant experience with providing small-ticket leasing or financing services. Additionally, the larger monthly payments associated with leases for small-ticket items may result in different repayment patterns for lessees of small-ticket items. Accordingly, there can be no assurance that the Company's expertise in analyzing credit risk and applying its collection strategy in the microticket market will be applicable to the small-ticket market. Any failure by the Company to successfully enter this market could materially adversely affect its growth prospects.

     Because the successful implementation of the Company's expansion strategy will require significant time and resources to cultivate new sources and develop any specialized expertise necessary to enter into new markets, the Company intends to implement its growth strategy gradually. Rapidly diminishing demand for financing of POS authorization systems could force the Company to accelerate its expansion strategy in a less than optimal manner and have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON EXTERNAL FINANCING

     The Company's ability to successfully execute its business strategy and to sustain its operations is dependent on its ability to raise debt and equity capital. The Company funds the majority of its leases, contracts and loans through its Credit Facilities with banks and other institutional lenders, on-balance sheet securitizations ("Securitizations") and issuances of Subordinated Debt. The Company's failure to obtain required financing on favorable terms and on a timely basis would limit its ability to add new originations, which would have a material adverse effect on the Company's business, financial condition and results of operations. Any future debt financings or issuances of preferred stock by the Company will be senior to the rights of the holders of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     The terms of the Company's Credit Facilities, Securitizations and Subordinated Debt programs impose operating and financial restrictions on the Company. In addition, the Credit Facilities contain, and any future Securitizations may contain, restrictions on the type of product which may be funded with the proceeds of such financings. The Credit Facilities also contain a covenant pursuant to which the Company has agreed not to make any material change in its business. As a result, the ability of the Company to respond to changing business and economic conditions, to implement its expansion strategy and to secure additional financing, if needed, may be significantly restricted, and the Company may be prevented from engaging in transactions that might further its growth strategy or otherwise be considered beneficial to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

RISK OF DEFAULTS ON LEASES


     The credit characteristics of the Company's lessee base correspond to a high incidence of delinquencies which in turn may lead to significant levels of defaults. The Company's receivables (including the entire lease receivable with the exception of service contracts, as to which only the amount of the invoices billed but not collected is included) which were contractually past due by 31 days or more at October 2, 1998 represented 25.1% of the sum of the Company's receivables due in installments plus investment in service contracts plus loans receivable at September 30, 1998. See "Business -- Exposure to Credit Losses." Under the Company's charge-off policy, cumulative net charge-offs from the Company's inception to September 30, 1998 have totaled 7.45% of total cumulative receivables plus total billed fees. The credit profile of the Company's lessees heightens the importance to the Company of both pricing its leases, loans and contracts for risk assumed, as well as maintaining adequate reserves for losses. Significant defaults by lessees in excess of those anticipated by the Company in setting its prices and reserve levels may adversely affect the Company's cash flow and earnings. Reduced cash flow and earnings could limit the Company's ability to repay debt, obtain financing and effect Securitizations which would have a material adverse effect on the Company's business, financial condition and results of operations.


     Additionally, the Company utilizes its leases, contracts and loans as collateral under its Credit Facilities and Securitizations. The Company's Credit Facilities and Securitizations provide for events of default in the event of delinquencies beyond certain levels. Actual defaults, as well as delinquencies under leases, contracts and loans above pre-determined thresholds, would reduce the amount of collateral available for financing under its Credit Facilities and future Securitizations and would have a material adverse effect on the Company's business as previously discussed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

ADVERSE CONSEQUENCES OF COLLECTION POLICY

     The Company's use of litigation as a means of collection of unpaid receivables exposes it to counterclaims on its suits for collection, to class action lawsuits and to negative publicity surrounding its leasing and collection policies. The Company has been a defendant in attempted class action suits as well as counterclaims filed by individual obligors in attempts to dispute the enforceability of the lease, contract or loan. The Company believes its collection policies and use of litigation comply fully with all applicable laws. Because of the Company's persistent enforcement of its leases, contracts and loans through the use of litigation, the Company may have created ill will toward it on the part of certain lessees and other obligors who were defendants in such lawsuits. The Company's litigation strategy has generated adverse local publicity in certain circumstances. Adverse publicity at a national level could negatively impact public perception of the Company and may materially impact the price of the Common Stock. Any such class action suit, if successful, or any such adverse publicity, if widespread, could have a material adverse effect on the Company's business, financial condition or results of operations.

RISK OF INCREASED INTEREST RATES

     Since the Company generally funds its leases, contracts and loans through its Credit Facilities or from working capital, the Company's operating margins could be adversely affected by an increase in interest rates. The implicit yield to the Company on all of its leases, contracts and loans is fixed due to the leases, contracts and loans having scheduled payments that are fixed at the time of origination. When the Company originates or acquires leases, contracts and loans, it bases its pricing in part on the "spread" it expects to achieve between the implicit yield rate to the Company on each lease, contract and loan and the effective interest cost it will pay when it finances such leases, contracts and loans. Increases in interest rates during the term of each lease, contract and loan could narrow or eliminate the spread, or result in a negative spread, to the extent such lease, contract or loan was financed with floating-rate funding. The Company may undertake to hedge against the risk of interest rate increases, based on the size and interest rate profile of its portfolio. Such hedging activities, however, would limit the Company's ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. In addition, the Company's hedging activities may not protect it from interest rate-related risks in all interest rate environments. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISK OF ECONOMIC DOWNTURN

     An economic downturn could result in a decline in the demand for some of the types of equipment or services which the Company finances, which could lead to a decline in originations. An economic downturn may slow the development and continued operation of small commercial businesses, which are the primary market for POS authorization systems and the other commercial equipment leased by the Company. Such a downturn could also adversely affect the Company's ability to obtain capital to fund lease, contract and loan originations or acquisitions or to complete Securitizations. In addition, such a downturn could result in an increase in delinquencies and defaults by the Company's lessees and other obligors beyond the levels forecasted by the Company, which could have an adverse effect on the Company's cash flow and earnings, as well as on its ability to securitize leases. These results could have a material adverse effect on the Company's business, financial condition and results of operations.


     Additionally, as of September 30, 1998, approximately 41% of the Company's portfolio was represented by leases, contracts and loans with lessees and other obligors operating in California, Florida, Texas and New York. Economic conditions in these states may affect the level of collections from, as well as delinquencies and defaults by, these obligors.


INTENSE COMPETITION

     The microticket leasing and financing industry is highly competitive. The Company competes for customers with a number of national, regional and local banks and finance companies. The Company's competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, the Company could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. The Company's competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than the Company, including lower cost of funds and access to capital markets and to other funding sources which may be unavailable to the Company. If a competitor were to lower lease rates, the Company could be forced to follow suit or lose origination volume, either of which would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, competitors may seek to replicate the automated processes used by the Company to monitor dealer performance, evaluate lessee credit information, appropriately apply risk-adjusted pricing, and efficiently service a nationwide portfolio. The development of computer software similar to that developed by the Company by or for the Company's competitors may jeopardize the Company's strategic position and allow such companies to operate more efficiently than the Company.

RISK OF YEAR 2000 NON-COMPLIANCE

     Failure by third parties with which the Company interacts to remediate any Year 2000 issues in a timely or successful manner could have a material adverse effect on the Company's business. A failure by companies which process POS transactions to remediate any Year 2000 issues in their software could result in the Company's lessees' inability to consummate POS transactions. In that event, lessees of POS authorization systems may become unwilling or unable to comply with their lease obligations. In addition, the Company does and will continue to interconnect certain portions of its network and systems with other companies' networks and systems, certain of which may not be as Year 2000 compliant as those installed by the Company. While the Company has discussed these matters with, and/or obtained written certifications from, such other companies as to their Year 2000 compliance, there can be no assurance that any potential impact associated with incompatible systems after December 31, 1999 would not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company believes that any modifications necessary to make its own computer systems and proprietary software Year 2000 compliant will not result in material costs to the Company. There can be no assurance, however, that these cost estimates are accurate, nor can there be any assurance that the Company will be able to successfully identify all relevant Year 2000 issues in its systems in a timely manner.

GOVERNMENT REGULATION

     The Company's leasing business is not currently subject to extensive federal or state regulation. While the Company is not aware of any proposed legislation, the enactment of, or a change in the interpretation of, certain federal or state laws affecting the Company's ability to price, originate or collect on receivables (such as the application of usury laws to the Company's leases and contracts) could negatively affect the collection of income on its leases, contracts and loans, as well as the collection of fee income. Any such legislation or change in interpretation, particularly in Massachusetts, whose law governs the majority of the Company's leases, contracts and loans, could have a material adverse effect on the Company's ability to originate leases, contracts and loans at current levels of profitability, which in turn could have a material adverse effect on the Company's business, financial condition or results of operations.

RISKS OF ACQUIRING OTHER PORTFOLIOS AND COMPANIES

     A portion of the Company's growth strategy depends on the consummation of acquisitions of leasing companies or portfolios. An inability by the Company to identify suitable acquisition candidates or portfolios, or to complete acquisitions on favorable terms, could limit the Company's ability to grow its business. Any major acquisition would require a significant portion of the Company's resources. The timing, size and success, if at all, of the Company's acquisition efforts and any associated capital commitments cannot be readily predicted. The Company may finance future acquisitions by using shares of its Common Stock, cash or a combination of the two. Any acquisition made by the Company using Common Stock would result in dilution to existing stockholders of the Company. If the Common Stock does not maintain a sufficient market value, or if potential acquisition candidates are otherwise unwilling to accept Common Stock as part or all of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, or to incur additional indebtedness in order to initiate and complete acquisitions. Additional debt, as well as the potential amortization expense related to goodwill and other intangible assets incurred as a result of any such acquisition, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, certain of the Company's Credit Facilities and Subordinated Debt agreements contain financial covenants that do not permit the issuance of any shares of its capital stock if, after giving effect to such issuance, certain shareholders of the Company cease to own or control specified percentages of voting capital stock of the Company. These provisions could prevent the Company from making an acquisition using shares of its Common Stock as consideration. See "Use of Proceeds," "Management's Discussion and Analysis of Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness."

     The Company also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations, and the potential loss of key employees of such acquired companies. Any of the foregoing could have a material adverse effect on the Company's business, financial condition or results of operations.

DEPENDENCE UPON KEY PERSONNEL

     The Company's success depends to a large extent upon the abilities and continued efforts of Peter R. Bleyleben, President and Chief Executive Officer and Richard Latour, Executive Vice President, Chief Operating Officer and Chief Financial Officer, and its other senior management. The Company has entered into employment agreements with its two principal executive officers. As required by the Company's Subordinated Note Agreements (as hereinafter defined), the Company maintains a key man life insurance policy of $1.5 million on Dr. Bleyleben. The Company currently intends to continue such policy even if no longer required to do so under the terms of such agreements. The Company also maintains a $500,000 key man life insurance policy on Mr. Latour. The loss of the services of one or more of the key members of the Company's senior management before the Company is able to attract and retain qualified replacement personnel could have a material adverse effect on the Company's financial condition and results of operations. In addition, certain of the Company's Credit Facilities and Subordinated Debt agreements contain financial covenants that do not permit the issuance of any shares of its capital stock if, after giving effect to such issuance, certain shareholders of the Company, including Dr. Bleyleben, cease to own or control specified percentages of voting capital stock of the Company. In addition, under certain of the Company's Subordinated Debt agreements, the Company has agreed that Dr. Bleyleben and Mr. Latour must remain as Chief Executive Officer and Chief Financial Officer, respectively, of the Company. The Company's failure to comply with these covenants could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management" and "Description of Certain Indebtedness."

CONTROL BY EXISTING SHAREHOLDERS; CERTAIN ANTI-TAKEOVER PROVISIONS


     Upon completion of the Offering, Dr. Bleyleben, Brian E. Boyle and Torrence
C. Harder and their respective affiliates will beneficially own approximately 41.0% of the outstanding Common Stock (approximately 38.0% of the outstanding Common Stock assuming full exercise of the Underwriters' over-allotment option). As a result, these stockholders, if they act as a group, will likely be able to control substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company. See "Management," "Principal Stockholders" and "Description of Common Stock."


     The Company's Restated Articles of Incorporation (the "Articles") and Bylaws ("Bylaws") contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including (i) provisions authorizing the issuance of "blank check" preferred stock, (ii) providing for a Board of Directors with staggered terms, (iii) requiring super-majority or class voting to effect certain amendments to the Articles and Bylaws and to approve certain business combinations, (iv) limiting the persons who may call special stockholders' meetings and (v) establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings. In addition, certain provisions of Massachusetts law to which the Company is subject may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Description of Capital Stock -- Massachusetts Law and Certain Charter Provisions."

EFFECT OF SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK


     Sales of a substantial number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. Upon completion of the Offering, the Company will have 13,332,766 shares of Common Stock outstanding. The 4,000,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Beginning 90 days after the date of this Prospectus, all of the remaining shares of Common Stock that are not subject to the 180-day lock-up period described below will be freely tradeable by holders thereof. Following the expiration of the lock-up period, all of the remaining outstanding shares of Common Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act. See "Shares Eligible for Future Sale" and "Underwriting."



     The Company, the Selling Stockholders and the executive officers and directors of the Company have agreed that, for a period of 180 days following the date of this Prospectus, they will neither issue nor sell any shares of Common Stock or securities convertible into, or exercisable for, such stock, held by them now or in the future, without the prior written consent of Piper Jaffray Inc. See "Underwriting."


NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public trading market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock was determined through negotiations between the Company and the Underwriters based upon several factors and may bear no relationship to the Company's assets, book value, results of operations or net worth or any other generally accepted criteria of value and should not be considered as indicative of the actual value of the Company. For information relating to the factors considered in determining the initial public offering price, see "Underwriting." The price at which the Common Stock will trade in the public market after the Offering may be less than the initial public offering price. In addition, the trading price of the Common Stock may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the equipment financing industry in general, variations in the Company's quarterly operating results, interest rate fluctuations, variations in financial estimates by securities analysts and general economic and other conditions. Moreover, the stock market recently has experienced significant price and value fluctuations, which have not necessarily been related to corporate operating performance. The volatility of the stock market could adversely affect the market price of the Common Stock and the ability of the Company to raise equity in the public markets.

SUBSTANTIAL DILUTION INCURRED BY INVESTORS


     Investors in the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per share of $9.47. See "Dilution." If the Company issues additional Common Stock in the future, including shares which may be issued pursuant to option grants and future acquisitions, purchasers of Common Stock in the Offering may experience further dilution in the net tangible book value per share of the Common Stock.


CHANGE IN DIVIDEND POLICY

     The Company has paid quarterly cash dividends on the Common Stock since the second quarter of 1995. However, there can be no assurance as to the amount and timing of payment of future dividends. The decision as to the amount and timing of future dividends paid by the Company, if any, will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's Credit Facilities and agreements governing the Subordinated Debt, as well as other factors the Board of Directors may deem relevant. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FORWARD-LOOKING STATEMENTS


     This Prospectus includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act")). The "safe harbor" protections of the Reform Act are not available to initial public offerings, including this Offering. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as within the Prospectus generally. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: the Company's dependence on POS authorization systems and expansion into new markets; the Company's significant capital requirements; risks associated with economic downturns; higher interest rates; intense competition; risks associated with acquisitions; and other factors included in this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby will be approximately $46.2 million (assuming an initial public offering price of $15.00 per share, the mid-point of the range of estimated initial public offering prices), after deducting the estimated underwriting discount and offering expenses payable by the Company. The following table sets forth the approximate amounts to be used by the Company for each specified purpose:



                      USE OF PROCEEDS                                AMOUNT
                      ---------------                                ------
                                                              (DOLLARS IN MILLIONS)
Repayment of junior subordinated notes(1)...................          $10.3
Repayment of senior subordinated debt(2)....................            9.5
Repayment of Credit Facilities (2)(3).......................           26.4
                                                                      -----

Total(4)....................................................          $46.2
                                                                      =====


---------------

(1) The Company's junior subordinated notes (the "Junior Subordinated Notes") were issued in private placements to a number of individual investors. The Junior Subordinated Notes have maturities ranging from April 1, 1999 to December 1, 2003 and bear interest at rates ranging from 8.0% to 12.0% per annum at December 31, 1998. The Company has borrowed $1.4 million principal amount of the Junior Subordinated Notes since December 31, 1997, with proceeds thereof used for general corporate purposes, including the funding of leases, contracts and loans which were not otherwise eligible for funding under the Company's Credit Facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Description of Certain Indebtedness" and Note E to the Company's consolidated financial statements included elsewhere in this Prospectus.



(2) This amount is based on the Company's expectations under current market conditions. If market conditions at the time of consummation of the Offering are substantially different than management's expectations, the Company may choose to use proceeds otherwise earmarked for repayment of senior subordinated debt to repay amounts outstanding under the Credit Facilities. As of December 31, 1998, the Company had (a) $4.5 million outstanding under its subordinated note with Massachusetts Mutual Life Insurance Company, all of which bears interest at a fixed rate of 12.0% per annum and matures on July 15, 2001, (b) $4.6 million outstanding under its subordinated note with Rothschild Inc., all of which bears interest at a fixed rate of 12.25% per annum and matures on October 1, 2001 and (c) $5.0 million outstanding under its subordinated note with Aegon Insurance Group, all of which bears interest at a fixed rate of 12.6% per annum and matures on October 15, 2003. None of such indebtedness was incurred within one year.



(3) The Company intends to use the remaining net proceeds of the Offering to repay amounts outstanding under its Credit Facilities (other than $17.5 million principal amount subject to a fixed rate swap agreement which would not be repaid with proceeds of the Offering). As of December 31, 1998, the Company had $39.3 million in revolving credit and term loans outstanding under its facility led by Fleet Bank, N.A. and, excluding the amount subject to the swap agreement, $5.9 million in revolving credit and term loans outstanding under its facility led by BankBoston, N.A. Of these amounts, $3.7 million is a term loan which bears interest at a fixed rate of 7.75% per annum and matures on August 2, 1999; and $41.5 million is a revolving credit loan which bears interest at the prime or base rate of each of the agent banks and which converts to a term loan on July 31, 1999 (the "Commitment Termination Date") that matures no later than the fourth anniversary of the Commitment Termination Date as to $35.6 million principal amount and no later than the second anniversary of the Commitment Termination Date as to $5.9 million principal amount. See "Description of Certain Indebtedness" and Note E to the Company's consolidated financial statements included elsewhere in this Prospectus.


(4) While the Company currently does not intend to use the net proceeds from the Offering or existing resources to consummate acquisitions, the Company intends, as part of its business strategy, to evaluate future acquisitions of leasing companies or lease portfolios, and may use a portion of the net proceeds from the Offering to make such acquisitions. The Company presently is not negotiating, nor does it have any agreements or understandings, to make any such acquisitions. See "Business -- Strategy."

                                DIVIDEND POLICY


     The Company has paid quarterly cash dividends on the Common Stock since the second quarter of 1995. The following table sets forth the cash dividends per share paid by the Company for the periods indicated, all as adjusted to give effect to the 1997 Stock Split and the 1999 Stock Split:



                                                            1996      1997      1998
                                                            ----      ----      ----
                                                               (AMOUNT PER SHARE)
First Quarter............................................  $0.020    $0.025    $0.030
Second Quarter...........................................   0.025     0.030     0.035
Third Quarter............................................   0.025     0.030     0.035
Fourth Quarter...........................................   0.025     0.030       N/A


     The Company currently intends to continue payment of dividends following consummation of the Offering. Provisions in certain of the Company's Credit Facilities and agreements governing the Subordinated Debt contain, and the terms of any indebtedness issued by the Company in the future are likely to contain, certain restrictions on the payment of dividends on the Common Stock. The decision as to the amount and timing of future dividends paid by the Company, if any, will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's Credit Facilities or Subordinated Debt agreements, as well as other factors the Board of Directors may deem relevant, and there can be no assurance as to the amount and timing of payment of future dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources", "Description of Certain Indebtedness" and "Risk Factors -- Change in Dividend Policy."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of September 30, 1998 on an actual basis and as adjusted to give effect to the sale of the shares of Common Stock offered hereby (at an assumed offering price of $15.00 per share, the mid-point of the range of estimated initial public offering prices) and the application of the estimated net proceeds therefrom. The table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus.



                                                               AS OF SEPTEMBER 30, 1998
                                                               ------------------------
                                                               ACTUAL     AS ADJUSTED(1)
(DOLLARS IN THOUSANDS)                                         ------     --------------
Debt:
  Notes payable.............................................  $132,104       $105,704
  Subordinated notes payable................................    25,288          5,488
                                                              --------       --------
     Total debt.............................................   157,392        111,192
                                                              --------       --------
Redeemable convertible preferred stock(2)...................        --             --
Stockholders' equity:
  Common Stock $0.01 par value per share, 25,000,000 shares
     authorized; 9,886,516 shares issued and outstanding;
     and 13,306,116 shares issued and outstanding, after
     giving effect to the Offering(2)(3)....................        99            133
  Additional paid-in capital................................     1,764         47,930
  Retained earnings.........................................    25,838         25,838
  Treasury stock............................................      (138)          (138)
  Notes receivable from officers and employees..............      (268)          (268)
                                                              --------       --------
     Total stockholders' equity.............................    27,295         73,495
                                                              --------       --------
          Total capitalization..............................  $184,687       $184,687
                                                              ========       ========


---------------

(1) As adjusted reflects (i) the use of approximately $19.8 million of the net proceeds of the Offering to repay amounts outstanding under the Company's subordinated indebtedness and (ii) the use of $26.4 million of the net proceeds of the Offering to repay amounts outstanding under the Company's Credit Facilities.



(2) Actual amount of redeemable convertible preferred stock is $490.00. This preferred stock will convert automatically into 19,600 shares of Common Stock upon consummation of the Offering. "As Adjusted" includes such shares of Common Stock as if such conversion had occurred on September 30, 1998.



(3) Shares issued and outstanding do not include an aggregate of 147,030 shares of Common Stock reserved for issuance upon exercise of stock options at exercise prices of $0.6375 and $1.95, outstanding as of September 30, 1998, 26,650 of which were exercised between October 1, 1998 and December 31, 1998 and 6,682 of which are subject to options which are exercisable within 60 days of the date of this Prospectus. See "Management -- Stock Option Plans" and "Description of Capital Stock." Common Stock issued and outstanding excludes 142,590 shares held in the Company's treasury as of September 30, 1998.

                                    DILUTION

     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the net tangible book value per share of Common Stock offered hereby immediately after completion of the Offering. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the 9,886,516 million shares of Common Stock outstanding as of September 30, 1998 (not including treasury stock).


     The net tangible book value of the Company as of September 30, 1998 was approximately $27.3 million, or $2.76 per share of Common Stock. After giving effect to the sale of the Common Stock by the Company at an assumed initial public offering price of $15.00 per share (the mid-point of the range of estimated initial public offering prices) and after deduction of the underwriting discount and estimated expenses of the Offering payable by the Company and the application of the estimated net proceeds of the Offering, the adjusted pro forma net tangible book value, as of September 30, 1998, would have been approximately $73.5 million or $5.53 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.77 per share to existing stockholders and an immediate dilution of $9.47 per share to new investors purchasing the Common Stock in the Offering. The following table illustrates the pro forma per share dilution, as of September 30, 1998:



Initial public offering price per share.....................  $15.00
Net tangible book value per share at September 30, 1998.....    2.76
Increase per share attributable to new investors............    2.77
Pro forma net tangible book value per share after the
  Offering..................................................    5.53
Net tangible book value dilution per share to new
  investors.................................................    9.47



     The following table sets forth, as of September 30, 1998 after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by existing stockholders and by new investors:



                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                       ----------------        -------------------      AVERAGE PRICE
                                       NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                                       ------      -------      ------       -------    -------------
Existing stockholders(1)...........   9,886,516      74.4%    $ 1,905,949       3.6%       $ 0.19
New investors(1)...................   3,400,000      25.6      51,000,000      96.4         15.00
                                     ----------     -----     -----------     -----        ------
          Total....................  13,286,516     100.0%    $52,905,949     100.0%       $ 3.98
                                     ==========     =====     ===========     =====        ======


---------------


(1) Sales by the Selling Stockholders will reduce the number of shares of Common Stock held by existing stockholders to 9,286,516, or 69.9% of the total number of shares to be outstanding after the Offering, and will increase the number of shares to be purchased by new investors to 4,000,000, or 30.1% of the total number of shares of Common Stock to be outstanding after the Offering. See "Principal Stockholders" and "Selling Stockholders."



     The foregoing tables (i) exclude an aggregate of 26,650 shares of Common Stock issued after September 30, 1998 pursuant to the exercise of stock options granted under the Company's 1987 Stock Option Plan for an aggregate consideration of $51,968; and (ii) assume no conversion of the Company's outstanding Series C Preferred Stock, $1.00 par value (the "Series C Preferred Stock") into 19,600 shares of Common Stock upon consummation of the Offering.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


     The following table presents selected consolidated financial and operating data of the Company and its subsidiaries as of and for each of the years in the five-year period ended December 31, 1997 and as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998. The selected consolidated financial and certain other data as of December 31, 1993, 1994, 1995, 1996 and 1997, and for each of the years in the five-year period ended December 31, 1997, have been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants. The Company's selected consolidated financial and operating data as of September 30, 1998 and for the nine months ended September 30, 1997 and 1998, are based on the Company's unaudited consolidated financial statements which include all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the results at such dates and for such respective interim periods. The results of operations for the nine months ended September 30, 1998 are not necessarily indicative of the results expected for fiscal year 1998 or any interim period. The as adjusted balance sheet data assume that the issuance and sale of shares of Common Stock offered hereby by the Company at $15.00 per share (the mid-point of the range of estimated initial public offering prices) and the application of the net proceeds therefrom as described in "Use of Proceeds" occurred on September 30, 1998. The selected consolidated financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes thereto included elsewhere herein.



                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                                   YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                        -----------------------------------------------   -----------------
                                                         1993      1994      1995      1996      1997      1997      1998
INCOME STATEMENT DATA:                                   ----      ----      ----      ----      ----      ----      ----
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                                                                (UNAUDITED)
REVENUES
  Income on financing leases and loans................  $10,840   $15,949   $27,011   $38,654   $45,634   $33,900   $35,285
  Income on service contracts(1)......................       --        --        --         6       501        87     1,557
  Rental income.......................................    1,329     2,058     3,688     8,250    10,809     8,104    11,153
  Fee income(2).......................................    2,576     3,840     5,446     8,675    11,236     8,104     7,837
                                                        -------   -------   -------   -------   -------   -------   -------
    Total revenues....................................   14,745    21,847    36,145    55,585    68,180    50,195    55,832
                                                        -------   -------   -------   -------   -------   -------   -------
EXPENSES
  Selling, general and administrative.................    2,689     4,975     8,485    14,073    17,252    12,558    14,284
  Provision for credit losses.........................    5,753     8,179    13,388    19,822(3)  21,713(3)  15,601  12,568
  Depreciation and amortization.......................      602       827     1,503     2,981     3,787     2,701     3,867
  Interest............................................    3,598     5,009     8,560    10,163    11,890     8,891     9,198
                                                        -------   -------   -------   -------   -------   -------   -------
    Total expenses....................................   12,642    18,990    31,936    47,039    54,642    39,751    39,917
                                                        -------   -------   -------   -------   -------   -------   -------
INCOME BEFORE PROVISION FOR INCOME TAXES..............    2,103     2,857     4,209     8,546    13,538    10,444    15,915
NET INCOME............................................    1,325(4)   1,643    2,524     5,080     7,652     6,199     9,460
                                                        =======   =======   =======   =======   =======   =======   =======
NET INCOME PER COMMON SHARE
  Basic(5)............................................  $  0.27   $  0.33   $  0.34   $  0.52   $  0.78   $  0.63   $  0.96
  Diluted(6)..........................................     0.15      0.19      0.27      0.52      0.76      0.62      0.94
DIVIDENDS PER COMMON SHARE............................       --        --      0.06      0.10      0.12      0.09      0.10



                                                                     DECEMBER 31,                          SEPTEMBER 30,
                                                 ----------------------------------------------------   -------------------
                                                                                                                   1998 AS
                                                   1993       1994       1995       1996       1997       1998     ADJUSTED
BALANCE SHEET DATA:                                ----       ----       ----       ----       ----       ----     --------
(DOLLARS IN THOUSANDS)                                                                                      (UNAUDITED)
Gross investment in leases and loans(6)........  $ 69,561   $115,286   $189,698   $247,633   $258,230   $273,148   $273,148
Unearned income................................   (19,952)   (33,807)   (60,265)   (76,951)   (73,060)   (73,742)   (73,742)
Allowance for credit losses....................    (4,778)    (7,992)   (15,952)   (23,826)   (26,319)   (24,423)   (24,423)
Investment in service contracts(1).............        --         --         --         --      2,145      7,412      7,412
    Total assets...............................    50,810     83,484    126,479    170,192    179,701    208,767    208,767
Notes payable..................................    37,747     57,594     94,900    116,202    116,830    132,104    105,704(8)
Subordinated notes payable.....................     5,394     13,436     13,170     27,006     26,382     25,288      5,488(8)
    Total liabilities..........................    45,041     77,652    118,568    158,013    160,935    181,472    135,272
    Total stockholders' equity.................     5,687      5,750      7,911     12,179     18,766     27,295     73,495

                                                                                                              NINE MONTHS
                                                                                                                 ENDED
                                                               YEARS ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                 -----------------------------------------------------    -------------------
                                                   1993       1994       1995       1996        1997        1997       1998
OTHER DATA:                                        ----       ----       ----       ----        ----        ----       ----
(DOLLARS IN THOUSANDS, EXCEPT STATISTICAL DATA)                                                               (UNAUDITED)
Operating Data:
  Total leases and loans originated(9)....       $ 42,760   $ 81,726   $129,873   $143,855    $126,542    $ 90,637   $107,164
  Total service contracts acquired(10)....             --         --      3,635      2,431       2,972       1,660      6,298
  Dealer fundings(11).....................       $ 26,213   $ 52,745   $ 76,502   $ 73,659    $ 77,590    $ 56,767   $ 76,710
  Average yield on leases and loans(12)...           30.0%      29.9%      30.7%      32.4%       33.9%       33.3%      35.4%
Cash flows from (used in):
  Operating activities....................       $ 17,660   $ 26,288   $ 41,959   $ 60,104    $ 77,393    $ 53,054   $ 69,641
  Investing activities....................        (26,182)   (51,528)   (76,353)   (86,682)    (80,127)    (58,533)   (78,222)
  Financing activities....................          9,502     27,803     36,155     33,711      (1,789)      1,498     12,786
                                                 --------   --------   --------   --------    --------    --------   --------
    Total.................................            980      2,563      1,761      7,133      (4,523)     (3,981)     4,205
Selected Ratios:
  Return on average assets(13)............           2.96%      2.45%      2.40%      3.42%       4.37%       4.74%      6.49%
  Return on average stockholders' equity(13)...     29.82      28.73      36.95      50.57       49.46       55.46      54.77
  Operating margin(14)....................          53.28      50.51      48.68      51.04       51.70       51.89      51.02
Credit Quality Statistics:
  Net charge-offs.........................       $  4,033   $  4,961   $  5,428   $ 11,948(15) $ 19,220(15) $ 17,082 $ 14,464
  Net charge-offs as a percentage of average
    gross investment(13)(16)..............           6.46%      5.37%      3.56%      5.46%(15)     7.57%(15)     8.58%     7.13%
  Provision for credit losses as a percentage
    of average gross investment(13)(17)...           9.21       8.85       8.78       9.07        8.55        7.83       6.20
  Allowance for credit losses as a percentage
    of gross investment(18)...............           6.87       6.93       8.41       9.62       10.11        8.78       8.71


---------------

 (1) The Company began acquiring fixed-term service contracts in 1995. Until December 1996, the Company treated these fixed-term contracts as leases for accounting purposes. Accordingly, income from these service contracts is included in income on financing leases and loans for all periods prior to December 1996 and investments in service contracts were recorded as receivables due in installments on the balance sheet at December 31, 1995 and 1996. Beginning in December 1996, the Company began acquiring month-to-month service contracts, the income from which is included as a separate category in the Consolidated Statements of Operations and the investment in which are recorded separately on the balance sheet.

 (2) Includes loss and damage waiver fees and service fees.
 (3) The provision for 1996 includes $5.0 million resulting from a reduction in the time period for charging off the Company's receivables from 360 to 240 days. The provision for 1997 includes a one-time write-off of securitized receivables of $9.5 million and $5.0 million in write-offs of satellite television equipment receivables.
 (4) 1993 excludes a $1.3 million cumulative increase in net income as a result of the Company's adoption of Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes). Prior to 1993, the Company accounted for income taxes under the deferred method.

 (5) Net income per common share (basic) is calculated based on weighted average common shares outstanding of 4,994,296, 5,003,880, 7,352,189, 9,682,851,
     9,793,140, 9,791,212 and 9,849,602 for the years ended December 31, 1993,
     1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.


 (6) Net income per common share (diluted) is calculated based on weighted average common shares outstanding on a diluted basis of 9,120,355, 8,713,065, 9,448,206, 9,770,613, 9,925,329, 10,005,028 and 10,031,974 for
     the years ended December 31, 1993, 1994, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

 (7) Consists of receivables due in installments, estimated residual value, and loans receivable.

 (8) As adjusted reflects (i) the use of approximately $19.8 million of the net proceeds of the Offering to repay amounts outstanding under the Company's Subordinated Debt and (ii) the use of $26.4 million of the net proceeds of the Offering to repay amounts outstanding under the Company's Credit Facilities.

 (9) Represents the amount paid to Dealers upon funding of leases and loans plus the associated unearned income.
(10) Represents the amount paid to Dealers upon the acquisition of service contracts, including both non-cancelable service contracts and month-to-month service contracts.
(11) Represents the amount paid to Dealers upon funding of leases, contracts and loans.

(12) Represents the aggregate of the implied interest rate on each lease and loan originated during the period weighted by the amount funded at origination for each such lease and loan.


(13) Quarterly amounts are annualized.


(14) Represents income before provision for income taxes and provision for credit losses as a percentage of total revenues.


(15) Charge-offs in 1996 and 1997 were higher due to write-offs related to satellite television equipment lease receivables and due to a change in the write-off period from 360 days to 240 days in the third quarter of 1996. See "Business -- Exposure to Credit Losses."


(16) Represents net charge-offs as a percentage of average gross investment in leases and loans and investment in service contracts.


(17) Represents provision for credit losses as a percentage of average gross investment in leases and loans and investment in service contracts.


(18) Represents allowance for credit losses as a percentage of gross investment in leases and loans and investment in service contracts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. Certain matters discussed below are forward-looking statements that involve substantial risks and uncertainties that could cause actual results to differ materially from targets or projected results. Factors that could cause actual results to differ materially include, among others, those factors described in "Risk Factors." Many of these factors are beyond the Company's ability to predict or control. Prospective investors are cautioned not to put undue reliance on forward-looking statements, which statements have been made as of the date of this Prospectus, after which date there may have been changes in the affairs of the Company that would warrant modification of forward-looking statements made herein. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

GENERAL


     The Company is a specialized commercial finance company that provides "microticket" equipment leasing and other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,400. The Company primarily leases POS authorization systems and other small business equipment to small commercial enterprises. For the nine months ended September 30, 1998 and the year ended December 31, 1997, the Company had fundings to Dealers upon origination of leases, contracts and loans ("Dealer Fundings") of $76.7 million and $77.6 million, respectively, and revenues of $55.8 million and $68.2 million, respectively.


     The Company derives the majority of its revenues from leases originated and held by the Company, payments on service contracts, rental payments from lessees who continue to rent the equipment beyond the original lease term, and fee income. The Company funds the majority of leases, contracts and loans through its Credit Facilities and on-balance sheet Securitizations, and to a lesser extent, its Subordinated Debt program and internally generated funds.

     In a typical lease transaction, the Company originates leases through its network of independent Dealers. Upon approval of a lease application by the Company and verification that the lessee has both received the equipment and signed the lease, the Company pays the Dealer the cost of the equipment plus the Dealer's profit margin. In a typical transaction for the acquisition of service contracts, a homeowner purchases a security system and simultaneously signs a contract with the Dealer for the monitoring of that system for a monthly fee. Upon credit approval of the monitoring application and verification with the homeowner that the system is installed, the Company purchases from the Dealer the right to the payment stream under that monitoring contract at a negotiated multiple of the monthly payments.


     Substantially all leases originated or acquired by the Company are non-cancelable. During the term of the lease, the Company is scheduled to receive payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit. The Company enhances the profitability of its leases, contracts and loans by charging late fees, prepayment penalties, loss and damage waiver fees and other service fees, when applicable. The initial non-cancelable term of the lease is equal to, or less than, the equipment's estimated economic life, and often provides the Company with additional revenues based on the residual value of the equipment financed at the end of the initial term of the lease. Initial terms of the leases in the Company's portfolio generally range from 12 to 48 months, with an average initial term of 45 months as of September 30, 1998. Substantially all service and rental contracts are month-to-month contracts with an expected term of seven years for service contracts and 15 months for rental contracts.

CERTAIN ACCOUNTING CONSIDERATIONS

     The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method. Amortization of unearned lease income and initial direct costs is suspended if, in the opinion of management, full payment of the contractual amount due under the lease agreement is doubtful. In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. Other revenues such as loss and damage waiver fees, service fees relating to the leases, contracts and loans and rental revenues are recognized as they are earned.

     The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period. Income on service contracts from monthly billings is recognized as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts. Rental equipment is recorded at estimated residual value and depreciated using the straight-line method over a period of twelve months. Loans are reported at their outstanding principal balance. Interest income on loans is recognized as it is earned.

     The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts and loans. Such provisions generally represent a percentage of funded amounts of leases, contracts and loans. The resulting charge is included in the provision for credit losses.


     Leases, service contracts, and loans are charged against the allowance for credit losses and are put on non-accrual when they are deemed to be uncollectible. Generally, the Company deems leases, service contracts and loans to be uncollectible when one of the following occur: (i) the obligor files for bankruptcy; (ii) the obligor dies and the equipment is returned; or (iii) when an account has become 360 days delinquent. The typical monthly payment under the Company's leases is between $30 and $50 per month. As a result of these small monthly payments, the Company's experience is that lessees will pay past due amounts later in the process because of the small amount necessary to bring an account current (at 360 days past due, a lessee will only owe lease payments of between $360 and $600).


     The Company has developed and regularly updates proprietary credit scoring systems designed to improve its risk based pricing. The Company uses credit scoring in most, but not all, of its extensions of credit. In addition, the Company aggressively employs collection procedures and a legal process to resolve any credit problems.

RESULTS OF OPERATIONS


  Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997



     Total revenues for the nine months ended September 30, 1998 were $55.8 million, an increase of $5.6 million, or 11.2%, from the nine months ended September 30, 1997, due primarily to increases of $1.4 million, or 4.1%, in income on financing leases and loans and $4.5 million, or 55.2%, in rental and service contract income over such amounts in the previous year's period. The increase in income on financing leases and loans was due to the continued growth in the Company's lease and loan portfolio. The increase in rental and service contract income was due to an increase in the number of lessees that have continued renting the equipment beyond the original lease term and the increase in the number of service contracts in the Company's portfolio.



     Selling, general and administrative expenses increased $1.7 million, or 13.7%, for the nine-month period ended September 30, 1998 as compared to the same period in 1997. Such increase was primarily attributable to an increase in personnel resulting in a 19.9% increase in employee-related expenses, as the number of employees needed to maintain and manage the Company's increased portfolio and the general expansion of the Company's operations increased. Management expects that salaries and employee-related expenses, marketing expenses and other selling, general and administrative expenses will continue to increase as the portfolio grows due to the nature of the maintenance of the Company's microticket portfolio and the Company's focus on collections.



     The Company's provision for credit losses decreased $3.0 million from the nine months ended September 30, 1997 to $12.6 million for the nine months ended September 30, 1998, primarily due to an increase in recoveries. This decrease was the result of the Company's estimate of future losses. See
"Business -- Exposure to Credit Losses."



     Depreciation and amortization expense increased by $1.2 million, or 43.2%, due to the increased number of rental contracts and the amortization of the investment associated with service contracts.



     Interest expense increased by $307,000, or 3.5%, from $8.9 million for the nine months ended September 30, 1997 to $9.2 million for the nine months ended September 30, 1998 due to an increase in the average outstanding balance of the Company's Credit Facilities.



     As a result of these factors, net income increased by $3.3 million, or 52.6%, from $6.2 million for the nine months ended September 30, 1997 to $9.5 million for the nine months ended September 30, 1998.



     Dealer Fundings were $76.7 million during the nine months ended September 30, 1998, an increase of $19.9 million, or 35.1%, compared to the nine months ended September 30, 1997. This increase primarily resulted from continued growth in leases of equipment other than POS authorization systems, acquisitions of service contracts and loans to commercial businesses. Receivables due in installments, estimated residual values and loans receivable ("gross investment in leases and loans") also increased from $254.1 million at September 30, 1997 to $273.1 million at September 30, 1998, representing a 7.5% increase. Cash collections increased by $17.4 million to $102 million during the first nine months of 1998, or 20.6%, from the first nine months of 1997 due to the increase in the size of the Company's overall portfolio as well as the Company's continued emphasis on collections. Unearned income decreased $300,000, or 0.4%, from $74.0 million at September 30, 1997 to $73.7 million at September 30, 1998. This decrease resulted primarily from increased acquisitions of service contracts and originations of loans which are accounted for on a cost basis and as a result do not have any unearned income associated with them.


  Year Ended December 31, 1997 Compared to Year Ended December 31, 1996


     Total revenues for the year ended December 31, 1997 were $68.2 million, an increase of $12.6 million, or 22.7%, from the year ended December 31, 1996, due to increases of $7.0 million, or 18.1%, in income on financing leases and loans, $2.6 million, or 31.0%, in rental income and $2.6 million, or 29.5%, in fee income. The increase in income on leases and loans was primarily the result of the continued growth in the Company's lease portfolio. The increase in rental income is due to the increased number of lessees who continued to rent the equipment beyond the original lease term. The increase in fee income was a result of the increase in the overall portfolio serviced by the Company.


     The Company completed two portfolio acquisitions, one in May 1996 for $1.9 million of rental contracts and a second in December 1996 for $7.9 million of leases. Income on leases and loans attributable to these acquired leases and rental contracts represented approximately $2.3 million, or 4.1%, of total income on leases and loans for 1996 and approximately $4.6 million, or 6.6%, of total income on leases and loans for 1997.

     Selling, general and administrative expenses increased $3.2 million, or 22.6%, for the year ended December 31, 1997 as compared to the year ended December 31, 1996. Such increase was primarily attributable to a 20% increase in the number of employees needed to maintain and manage the Company's increased portfolio, the general expansion of the Company's operations and the more competitive employment environment.

     The Company's provision for credit losses increased by $1.9 million, or 9.5%, from $19.8 million in 1996 to $21.7 million in 1997. The higher provision was due to a one-time write-off of securitized receivables of $9.5 million, $5.0 million in one-time write-offs of satellite television equipment receivables and growth in the overall size of the Company's portfolio. The Company's 1997 provision reflected a cumulative write-off of non-accruing fully reserved receivables in the Company's securitized portfolio. The Company wrote off the $5.0 million in satellite television equipment receivables in 1997 sooner than its normal 360-day policy because it was the Company's experience that certain characteristics of consumer receivables which were different from commercial receivables would render such receivables uncollectible under the Company's normal collection procedures.

     Depreciation and amortization expense increased by $806,000, or 27.0%, from 1996 to 1997 due to the increased number of rental contracts and the amortization of the investment costs associated with service contracts.

     Interest expense increased by $1.7 million, from $10.2 million for the year ended December 31, 1996 to $11.9 million in 1997. This increase was primarily due to an increase in the average outstanding balances of the Company's Credit Facilities and Subordinated Debt.

     As a result of these factors, net income increased by $2.6 million, or 50.6%, from $5.1 million in the year ended December 31, 1996 to $7.7 million in the year ended December 31, 1997.


     Dealer Fundings were $77.6 million for the fiscal year ended December 31, 1997, an increase of $3.9 million, or 5.3%, compared to $73.7 million for the fiscal year ended December 31, 1996. The Company decided in July 1996 to scale back its Dealer Fundings of consumer satellite television equipment leases, funding to Dealers only $0.8 million of such leases in 1997 compared to $4.7 million in 1996. Excluding this factor, the Company had an increase in Dealer Fundings of $7.8 million, or 11.3%, over 1996. This increase primarily resulted from continued growth in leases of equipment other than POS authorization systems, acquisitions of service contracts and loans to commercial businesses. Gross investment in leases and loans also increased from $247.6 million in 1996 to $258.2 million at December 31, 1997, representing an increase of $10.6 million, or 4.3%. Cash collections increased by $31.3 million, or 35.9%, from $87.1 million in 1996 to $118.4 million in 1997 due to the increase in the size of the Company's overall portfolio, as well as the Company's continued emphasis on collections. Unearned income decreased $3.9 million, or 5.1%, from $77.0 million at December 31, 1996 to $73.1 million at December 31, 1997. This decrease resulted primarily from increased acquisitions of service contracts and originations of loans which are accounted for on a cost basis and as a result do not have any unearned income associated with them, as well as one-time write-offs in 1997 of approximately $5.0 million in consumer satellite television equipment lease receivables and $9.5 million of securitized receivables and the corresponding unearned income associated with those leases.


  Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995


     Total revenues for fiscal year 1996 were $55.6 million, an increase of $19.4 million, or 53.8% over fiscal year 1995, due to increases of $11.6 million, or 43.1%, in income on financing leases and loans, $4.6 million, or 123.9%, in rental income and $3.2 million, or 59.3%, in total fee income. The increase in income on leases and loans was the result of the continued growth in the Company's lease portfolio in 1996, while the increase in rental income was due to the increased number of lessees who continue to rent the equipment beyond the original lease term including as a result of two lease and rental portfolio acquisitions with fundings of $1.9 million in May 1996 and $7.9 million in December 1996. Income on leases and loans attributable to these acquired leases and rental contracts represented approximately $2.3 million, or 4.1%, of total income on leases and loans for 1996. Fee income increased as a result of the continued growth in the overall portfolio serviced by the Company.

     Selling, general and administrative expenses were $14.1 million in 1996, representing an increase of 65.9% over such expenses in 1995, due primarily to a 34% increase in the number of personnel and the significant growth in the Company's lease portfolio from 1995 to 1996.

     The Company's provision for credit losses increased by $6.4 million from $13.4 million in 1995 to $19.8 million in 1996. Approximately $5.0 million of the increase was to replenish the allowance for credit losses due to the change in the write-off period from 360 days to 240 days in the third quarter of 1996. See "Business -- Exposure to Credit Losses."

     Depreciation and amortization expense increased by $1.5 million from $1.5 million in 1995 to $3.0 million in 1996. This increase was due to the increased number of rental contracts in the Company's portfolio.

     Interest expense increased by $1.6 million, or 18.7%, from $8.6 million in 1995 to $10.2 million in 1996. This increase was primarily due to an increase in the average outstanding balances of the Company's Credit Facilities and Subordinated Debt.

     As a result of these factors, net income increased by $2.6 million, or 101.3%, from $2.5 million for the year ended December 31, 1995 to $5.1 million in the year ended December 31, 1996.


     Dealer Fundings were $73.7 million in 1996, a decrease of $2.8 million, or 3.7%, over the $76.5 million funded during 1995. The decrease in Dealer Fundings in 1996, excluding portfolio purchases, was primarily attributable to management's focus on maintaining higher rates of return on POS authorization systems, exiting the business of origination of consumer satellite television equipment leases and performing developmental work to reposition the Company's efforts in other commercial and residential markets, including the design of more competitive products, a product-specific sales approach, and a renewed focus on service contracts. Gross investment in leases and loans also increased from $189.7 million at December 31, 1995, to $247.6 million at December 31, 1996, representing a 30.5% increase. Cash collected was $87.1 million during 1996, an increase of $26.5 million, or 43.7%, over the $60.6 million collected in 1995. This increase was due to the increase in the size of the Company's overall portfolio, as well as the Company's continued emphasis on collections. Unearned income increased $16.7 million, or 27.7%, from $60.3 million at December 31, 1995 to $77.0 million at December 31, 1996. This increase resulted from an increase in the size of the Company's lease portfolio.


LIQUIDITY AND CAPITAL RESOURCES

  General

     The Company's lease and finance business is capital-intensive and requires access to substantial short-term and long-term credit to fund new leases, contracts and loans. Since inception, the Company has funded its operations primarily through borrowings under its Credit Facilities, issuances of Subordinated Debt and its on-balance sheet Securitizations. The Company will continue to require significant additional capital to maintain and expand its volume of leases, contracts and loans funded, as well as to fund any future acquisitions of leasing companies or portfolios.

     The Company's uses of cash include the origination and acquisition of leases, contracts and loans, payment of interest expenses, repayment of borrowings under its Credit Facilities, Subordinated Debt and Securitizations, payment of selling, general and administrative expenses, income taxes and capital expenditures.


     The Company utilizes its Credit Facilities to fund the origination and acquisition of leases that satisfy the eligibility requirements established pursuant to each facility. At September 30, 1998, the Company had an aggregate maximum of $140 million available for borrowing under two Credit Facilities, of which the Company had borrowed an aggregate of approximately $97.1 million. The Company also uses its Subordinated Debt program as a source of funding for potential acquisitions of portfolios and leases which otherwise are not eligible for funding under the Credit Facilities and for potential portfolio purchases. See "Description of Certain Indebtedness" for a description of the terms of the Credit Facilities and the Subordinated Debt. To date, cash flow from its portfolio and other fees have been sufficient to repay amounts borrowed under the Credit Facilities and Subordinated Debt.

     The Company believes that cash flow from its operations, the net proceeds to the Company of the Offering and amounts available under its Credit Facilities will be sufficient to fund the Company's operations for the foreseeable future. Although the Company is not currently involved in negotiations and has no current commitments or agreements with respect to any acquisitions, to the extent that the Company successfully consummates acquisitions, it may be necessary to finance such acquisitions through the issuance of additional debt or equity securities, the incurrence of indebtedness or a combination of both. See "Risk Factors -- Dependence on External Financing."

  Hedging Transactions

     The implicit yield to the Company on all of its leases, contracts and loans is on a fixed interest rate basis due to the leases, contracts and loans having scheduled payments that are fixed at the time of origination of the lease. When the Company originates or acquires leases, contracts and loans it bases its pricing in part on the "spread" it expects to achieve between the implicit yield rate to the Company on each lease and the effective interest cost it will pay when it finances such leases, contracts and loans through its Credit Facilities. Increases in interest rates during the term of each lease, contract or loan could narrow or eliminate the spread, or result in a negative spread. See "Risk Factors -- Risk of Increased Interest Rates." The Company has adopted a policy designed to protect itself against interest rate volatility during the term of each lease, contract or loan.


     Given the relatively short average life of the Company's leases, contracts and loans, the Company's goal is to maintain a blend of fixed and variable interest rate obligations. As of September 30, 1998, the Company's outstanding fixed rate indebtedness, including indebtedness outstanding under the Company's Securitizations and indebtedness subject to the swap described below, represented 45% of the Company's outstanding indebtedness. In July 1997, the Company entered into an interest rate swap arrangement with one of its banks. This arrangement, which expires in July 2000, has a notional amount of $17.5 million which represented 29.8% of the Company's fixed rate indebtedness outstanding at September 30, 1998. The interest rate associated with the swap is capped at 6.6%. During the term of the swap, the Company has agreed to match the swap amount with 90-day LIBOR loans. If at any time the 90-day LIBOR rate exceeds the swap cap of 6.6%, the bank would pay the Company the difference. Through September 30, 1998, the Company had entered into LIBOR loans with interest rates ranging from 7.54% to 8.19%. This arrangement effectively changes the Company's floating interest rate exposure on the $17.5 million notional amount to a fixed rate of 8.45%.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     See Note B of the notes to the consolidated financial statements for a discussion of the impact of recently issued accounting pronouncements.

YEAR 2000

     Many computer programs and microprocessors were designed and developed without consideration of the impact of the transition to the year 2000. As a result, these programs and microprocessors may not be able to differentiate between the year "1900" and "2000"; the year 2000 may be recognized as the two-digit number "00". If not corrected, this could cause difficulties in obtaining accurate system data and support.


     The Company has designed and purchased numerous computer systems since its inception. The Company's owned software and hardware is substantially Year 2000 compliant. The costs associated with such compliance will not be material to the Company's liquidity or results of operations. The Company believes, based on written and verbal advice from its vendors, that its critical third party software is generally Year 2000 compliant, with minor issues, and will be capable of functioning after December 31, 1999. However, the Company does and will continue to interconnect certain portions of its network and systems with other companies' networks and systems, certain of which may not be as Year 2000 compliant as those installed by the Company. While the Company has discussed these matters with, and/or obtained written certifications from, such other companies as to their Year 2000 compliance, there can be no assurance that any potential impact associated with incompatible systems after December 31, 1999 would not have a material adverse effect on the Company's business, financial condition or results of operations.

                                    BUSINESS

GENERAL

     The Company, which operates primarily through its wholly-owned subsidiary, Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,400 and an average lease term of 45 months. The Company pioneered the use of proprietary software in developing a sophisticated, risk-adjusted pricing model and automating its credit approval and collection systems, including a fully-automated Internet-based application, credit scoring and approval process. This has enabled the Company to better service its dealer network, to develop economies of scale in originating and servicing over 200,000 leases, contracts and loans and to operate on a nationwide basis in a historically fragmented market. The majority of the Company's leases are currently for POS authorization systems. The Company continues to develop other product lines, including leasing other commercial products and acquiring payment streams from service contracts.

     The Company targets owner-operated or other small commercial enterprises, with little business credit history and limited or poor personal credit history at the owner level. The Company provides a convenient source of financing to these lessees who may have few other sources of credit. The Company primarily leases and rents low-priced commercial equipment with limited residual value which is used by these lessees in their daily operations. The Company does not market its services directly to lessees, but sources leasing transactions through a nationwide network of over 1,100 Dealers. The Company's ability to approve applications quickly for a wide range of credit profiles facilitates Dealer sales, thereby enhancing the Company's relationships with its Dealers.


     The Company commenced operations in 1986 and has been profitable every year since 1987. At September 30, 1998, the Company's gross investment in leases and loans totaled $273.1 million. The Company generated revenues and net income of $68.2 million and $7.7 million in 1997, increases of 22.7% and 50.6%, respectively, over those amounts in 1996. Revenues and net income for the first nine months of 1998 totaled $55.8 million and $9.5 million, increases of 11.2% and 52.6%, respectively, over the first nine months of 1997.


     The Company capitalizes on its unique understanding of its lessees, underwriting higher risk credits with a multi-dimensional credit scoring model that generates risk-adjusted pricing. Additionally, the Company maintains a disciplined and persistent approach to collections which enables the Company to collect delinquent amounts that it believes its competitors often would not pursue due to the perceived high costs of collecting relatively small monthly payments against equipment with low resale value. In each of these areas, the Company has focused on the application of technology to execute its operating strategy by designing proprietary software and systems to operate its business and achieve economies of scale.

STRATEGY

     The Company's goal is to continue to significantly expand its business through internal growth, diversification of product offerings and selective acquisitions of lease portfolios and leasing companies, while maintaining or improving current levels of profitability. The principal strategies to achieve this goal include:


     Utilizing and Enhancing its Advanced Technology and Servicing
Capabilities. The Company's business is operationally intensive, due in part to the small average amount financed. Accordingly, technology and automated processes are critical in keeping origination and servicing costs to a minimum, while at the same time providing quality customer service. An example of the Company's strategic use of technology is LeasecommDirect(TM), the Company's Internet-based application processing, credit approval and Dealer information tool, use of which has increased from approximately 3.5% of total applications processed in the first quarter of 1998 to approximately 33.7% of total applications processed in the fourth quarter of 1998. Management believes that its proprietary data processing system efficiently manages the high volume of information associated with originating and servicing its leases and other financing products on a nationwide basis. The Company believes this system has excess capacity which it believes will decrease the Company's servicing costs per lease, contract and loan as volumes increase. The Company intends to continue enhancing its proprietary data processing system in order to ensure that its systems can be efficiently utilized for new products as its portfolio grows.

     Employing Multi-Dimensional Credit Scoring. The Company has used its proprietary software to develop a multi-dimensional credit scoring model which generates pricing of its leases, contracts and loans commensurate with the risk assumed, enabling it to underwrite a broad range of credit risks. By analyzing both the quality and amount of credit history available with respect to both obligors and Dealers, the Company improves its ability to assess credit risk.


     Emphasizing Service to Dealers. The Company has developed value-added services that facilitate the sales of products by its Dealers and differentiate the Company from its competitors. These value-added services include fast responses to applications (including a fully automated Internet-based applications processing system), consistent underwriting, quick and reliable funding following application approval and identifiable and dedicated support from the Company's customer service employees.


     Efficient Collections. The Company's technology and its disciplined and persistent approach to collections enable it to collect delinquent amounts, even several years after the account originally became delinquent. The Company believes that, as a result of the small payments associated with microticket transactions, the credit performance of its customers is driven by factors beyond merely an ability to pay. Therefore, it is the Company's policy to pursue virtually all delinquent accounts in a lawful, reasonable and timely fashion and in many instances, to recover amounts due under the Company's leases, contracts and loans through litigation. The Company maintains a highly structured, well-defined and automated system that enables a minimum number of personnel to maximize the collection of delinquent payments.

     Seeking to Develop New Products and Markets. The Company continues to seek new product lines to which it can successfully apply its operating strategy, both in the microticket market and, more recently, the lower end of the small-ticket market. The Company originates leases for products that typically have limited distribution channels and high selling costs. The Company facilitates sales of such products by making them available to Dealers' customers for a small monthly lease payment rather than a high initial purchase price. The Company believes that it can leverage the competitive advantage it has in its current markets to products with similar characteristics. The Company intends to intensify its marketing effort, including increasing national awareness of the Leasecomm brand name, as part of its strategy to develop new product lines.

     Expanding its Business through Selective Acquisitions. The Company intends to pursue selective acquisitions of microticket and small-ticket leasing companies and lease portfolios where the Company believes it can gain access to an expanded Dealer base and successfully apply its operating strategy and where such companies or portfolios can be acquired on attractive terms. In particular, the Company seeks to acquire lease portfolios which will expand product lines and ultimately provide a source of additional lease originations or lease portfolios. The Company presently is not negotiating, nor does it have any agreements or understandings to make, any such acquisitions.

INDUSTRY OVERVIEW

     Lease Financing Industry. The equipment financing industry in the United States has grown rapidly during the last decade and includes a wide range of entities that provide funding for the purchase or lease of equipment or services. The leasing industry in the United States is a significant factor in financing capital expenditures of businesses. According to research by the Equipment Leasing Association of America ("ELA"), using United States Department of Commerce data, approximately $180 billion of the $582 billion spent on productive assets in 1997 was financed by means of leasing. The ELA estimates that 80% of all U.S. businesses lease or finance capital assets.

     The Company considers the microticket segment of the lease financing industry to include lease transactions of less than $5,000. It is served by a wide range of fragmented financing sources primarily on a local and regional level. The segment also includes equipment manufacturers that finance the sale or lease of their own products.

     The Company believes that the microticket segment is one of the most rapidly growing segments of the financing industry in part due to (i) a technology-driven trend toward instant approvals at the point of sale; (ii) the consolidation of the banking industry, which has eliminated many of the smaller community banks that traditionally provided equipment and service financing for small businesses; and (iii) the rate of growth and ongoing viability of small businesses that represent the target market for microticket leasing products.


     The Company's market focus includes small businesses with limited business credit history. According to the Small Business Administration ("SBA"), small businesses (firms with fewer than 500 employees) contribute 47% of all sales nationwide, employ 53% of the private non-farm workforce and are responsible for 51% of the private gross domestic product. As of December 31, 1996, small businesses represented 99% of the 23.3 million non-farm businesses in the United States. New business formation reached a record level of over 885,000 new employer firms in 1997, a 5.1% increase over 1996. The number of small businesses in the U.S., as measured in business tax returns, has increased 57% since 1982, according to SBA estimates.



     Point of Sale Payment Systems. In recent years, consumers demanding fast, convenient and secure methods of payment have increasingly substituted POS card-based payments, such as debit, credit and charge cards, for traditional forms of payment, such as checks and cash. To accommodate consumer preferences for card-based payments and to facilitate the electronic delivery of such payments, automated POS authorization systems were introduced in the early 1980s. These new automated capabilities included electronic authorization, data capture, transaction transmission and settlement. These functions require the use of a POS terminal capable of reading a cardholder's account information from the card's magnetic stripe and combining this information with the amount of the sale entered via a POS terminal keypad. The terminal electronically transmits this information over a communications network to a computer data center and then displays the returned authorization or verification response on the POS terminal. According to published reports, by December 31, 1997, the number of POS payment terminals worldwide had increased 25.4% from 13.4 million at December 31, 1996 to 16.8 million, of which approximately 44% were located in the U.S. The Company believes that card-based verifications will become a part of an increasing number of commercial transactions in the future, including, for example, verification of drivers' licenses by alcohol and tobacco merchants and vendor activations of pre-paid cards. Consequently, the Company believes that as such verifications become more prevalent, demand for POS authorization systems will increase.


OVERVIEW OF FINANCING PROGRAMS

     The Company primarily leases and rents low-priced commercial equipment with limited residual value to small merchants. Many such merchants prefer leasing such equipment for a relatively affordable monthly payment rather than purchasing such equipment outright with a large initial payment. The Company utilizes its expertise at credit analysis and collections to purchase or originate monthly payment streams without regard to the residual value of the leased product. The Company has applied this expertise to leasing a wide variety of equipment in addition to POS authorization systems, including advertising and display equipment, coffee machines, paging systems, water coolers and restaurant equipment. In addition, the Company also acquires service contracts and opportunistically seeks to enter various other financing markets.

     The Company has enjoyed a long history of portfolio growth, fueled by origination growth in both traditional and developing markets that the Company serves. The Company's commercial originations and financings grew 12% during 1997 compared to 1996, and relate primarily to POS authorization systems used by small merchants. Although leases for POS authorization systems continued to be the major source of the Company's revenues in 1997, leases for other commercial equipment are experiencing significant growth. The following table outlines historical Dealer Fundings defined as the amount paid to Dealers upon origination for each type of underlying equipment or service financed:



                                                                               NINE MONTHS
                                                                                  ENDED
                                             YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                           -----------------------------    ------------------
                                            1995       1996       1997       1997       1998
(DOLLARS IN THOUSANDS)                      ----       ----       ----       ----       ----
COMMERCIAL
  POS authorization systems(a)...........  $54,658    $55,938    $55,391    $42,418    $44,478
  Service contracts......................        0         28        283        103        518
  Other commercial.......................    9,235     10,437     17,656     11,589     22,627
                                           -------    -------    -------    -------    -------
     Total commercial....................  $63,893    $66,403    $73,330    $54,110    $67,623
RESIDENTIAL
  Service contracts......................  $ 3,635    $ 2,403    $ 2,689    $ 1,557    $ 5,780
  Other residential......................    8,974      4,853      1,571      1,100      3,307
                                           -------    -------    -------    -------    -------
     Total residential...................  $12,609    $ 7,256    $ 4,260    $ 2,657    $ 9,087
     Total amount funded.................  $76,502    $73,659    $77,590    $56,767    $76,710


---------------
(a) Excludes portfolio acquisitions in 1996 of approximately $9.8 million representing 16,200 separate contracts.


     The Company's residential financings include acquiring service contracts from Dealers that provide security monitoring services and various other types of residential finance products. The Company's residential portfolio in past years primarily included leases of satellite television equipment. Despite significant origination volume in this market, the Company made a strategic decision in July 1996 to de-emphasize the satellite television equipment business and has greatly reduced originations of these leases since that time.



     The Company originates and services leases, contracts and loans in all 50 states of the United States and its territories, taking advantage of the nationwide reach of its Dealer network. As of September 30, 1998, leases in California, Florida, Texas and New York accounted for approximately 41% of the Company's portfolio, with none of the remaining states accounting for more than 5% of such total.


TERMS OF EQUIPMENT LEASES


     Substantially all equipment leases originated or acquired by the Company are non-cancelable. During the term of a typical lease, the Company is scheduled to receive payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment, and to provide the Company with an appropriate profit. Throughout the term of the lease, the Company charges late fees, prepayment penalties, loss and damage waiver fees and other service fees, when applicable, which enhance the profitability of the lease. The initial non-cancelable term of the lease is equal to or less than the equipment's estimated economic life. Initial terms of the leases in the Company's portfolio generally range from 12 to 48 months, with an average initial term of 45 months as of September 30, 1998.


     The terms and conditions of all of the Company's leases are substantially similar. In most cases, the contracts require lessees to: (i) maintain, service and operate the equipment in accordance with the manufacturer's and government-mandated procedures; (ii) insure the equipment against property and casualty loss; (iii) pay all taxes associated with the equipment; and (iv) make all scheduled contract payments regardless of the performance of the equipment. The Company's standard lease forms provide that in the event of a default by the lessee, the Company can require payment of liquidated damages and can seize and remove the equipment for subsequent sale, refinancing or other disposal at its discretion. Any additions, modifications or upgrades to the equipment, regardless of the source of payment, are automatically incorporated into and deemed a part of the equipment financed.

RESIDUAL INTERESTS IN UNDERLYING EQUIPMENT


     The Company typically owns a residual interest in the equipment covered by a lease. The Company's equipment leases outstanding as of September 30, 1998 had an aggregate residual value of approximately $17.6 million, representing 7.1% of the Company's total lease receivables at September 30, 1998.


     At the end of the lease term, the lease typically converts into a month-to-month rental contract. If the lease does not convert, the lessee either buys the equipment at a price quoted by the Company or returns the equipment. If the equipment is returned, the Company may place the equipment into its used equipment rental and leasing program. The Company may also sell the used equipment through equipment brokers and remarketers in order to maximize the net proceeds from such sale.

ORIGINATION AND UNDERWRITING

     Sales and Marketing. The Company provides financing to obligors under microticket leases, contracts and loans through its Dealers. Since the Company relies primarily on its network of Dealers for its origination volume, the Company considers them its customers. The Company's nationwide Dealer network is the key to the Company's origination volume, with over 1,100 different Dealers originating 56,002 Company leases, contracts and loans in 1997. Cardservice Laguna accounted for approximately 14% of all originations in 1997. No other Dealer accounted for more than 10% of the Company's origination volume during such year.

     The Company seeks to maintain relationships with its Dealers in order to establish the Company as the provider of financing recommended by such Dealers to their customers. The Company does not sign exclusive agreements with its Dealers, but expects Dealers to conduct a significant portion of their business with the Company in order to ensure a productive, cost-effective relationship. Thousands of Dealers nationwide provide a wide variety of services to small merchants. Dealers interact with merchants directly, and, for example, typically market not only POS authorization systems, but also their financing through the Company and ancillary POS processing services. As such, the Dealers' sales approach appeals to the multiple needs of a small merchant and allows for sales that are driven as much by convenience as by price. The Company believes that lease financing represents a compelling alternative for any product critical to a merchant's ongoing operation whose initial cost exceeds a particular price threshold for small merchants.


     The Company's marketing strategy is to increase its volume of funding by
(i) maintaining, expanding and supporting its network of Dealers, (ii) developing programs for specific vendor or customer groups, (iii) developing and introducing complementary lease finance products that can be marketed and sold through its existing network of Dealers and (iv) increasing national awareness of the Leasecomm brand name. The Company receives on average 7,000 to 10,000 applications per month (approximately 10,800 in September 1998) through its network of Dealers. Because of this volume, and in order to continue to expand, cultivate and nurture these relationships, the Company's 45 customer service employees in its two locations work directly with this Dealer network. Management believes that a focused marketing effort with dedicated personnel by product type will ensure the continuation of significant origination growth and profitability in the future. The Company also employs 11 individuals who are dedicated to marketing to Dealers in specific product segments to ensure that the Company adequately addresses the unique characteristics of the product. These employees are responsible for implementing marketing plans and coordinating marketing activities with the Company's Dealers, as well as attending industry conventions and trade shows on behalf of the Company. As new product initiatives are developed, the Company intends to continue to dedicate personnel in this manner.


     The Company provides a variety of value-added services to its Dealers, including fast responses to applications, consistent underwriting, quick and reliable funding following application approval and identifiable and dedicated support nationwide. In addition, as a further convenience to its Dealers, the Company has developed LeasecommDirect(TM), an Internet-based application processing, credit approval and Dealer information tool. Using LeasecommDirect(TM), a Dealer can input an application directly to the Company via the

Internet and obtain almost instantaneous approval automatically over the Internet through the Company's computer system, all without any contact with any employee of the Company. Use of this system by Dealers has increased from approximately 3.5% of total applications processed in the first quarter of 1998 to approximately 33.8% of total applications processed in the fourth quarter of 1998. The Company also offers Instalease(R), a program that allows a Dealer to submit applications by telephone, telecopy or e-mail to a Company representative, receive approval, and complete a sale from a lessee's location. By assisting the Dealers in providing timely, convenient and competitive financing for their equipment or service contracts and offering Dealers a variety of value-added services, the Company simultaneously promotes equipment and service contract sales and the utilization of the Company as the finance provider, thus differentiating the Company from its competitors.


     Originations. In a typical lease transaction, the Company originates leases referred to it by the Dealer and buys the underlying equipment from the referring Dealer upon funding of an approved application. Leases are structured with limited recourse to the Dealer, with risk of loss in the event of default by the lessee residing with the Company in most cases. The Company owns the underlying equipment covered by a lease and, in substantially all cases, retains a residual interest in such underlying equipment. The Company performs all processing, billing and collection functions under its leases.

     In a typical transaction for the acquisition of service contracts, a homeowner will purchase a security system and simultaneously sign a contract with the Dealer for the monitoring of that system for a monthly fee. The Dealer will then sell the right to payment under that contract to the Company for a multiple of the monthly payments. The Company performs all processing, billing and collection functions under these contracts.

     Underwriting. The Company has developed credit underwriting policies and procedures that management believes have been effective in determining pricing which is commensurate with the creditworthiness of its obligors. The nature of the Company's business requires two levels of review, the first focused on the ultimate end-user of the equipment or service and the second focused on the Dealer. The Company's variable pricing approach, which compensates for differing risk profiles through risk-adjusted pricing, allows the Company to underwrite obligors with a broad band of credit quality and provide financing in situations where its competitors may be unwilling to provide such financing.

     The Company utilizes a proprietary automated computer scoring model to assess the credit of both the lessee and the Dealer along several dimensions. This software does not produce a binary, "yes or no" decision, but rather determines the price at which the lease, contract or loan can be profitably underwritten. The Company has developed its credit-scoring model internally over the past twelve years based on its specific experiences with its portfolio of leases, contracts and loans and its extensive experience with its lessees and Dealers. The Company believes that no general commercially available credit-scoring model is as effective as the Company's model in predicting the payment behavior of the Company's lessee base. The Company reviews its underwriting policies and the computer scoring model on a regular basis and makes adjustments when necessary.

     The approval process begins with the submission by telephone, facsimile or electronic transmission of a credit application by the Dealer. Upon submission, the Company, either manually or through LeasecommDirect(TM) over the Internet, conducts its own independent credit investigation of the lessee through its own proprietary data base and recognized commercial credit reporting agencies such as Dun & Bradstreet, TRW, Equifax and TransUnion. The Company's software evaluates this information on a two-dimensional scale, examining both credit depth (how much information exists on an applicant) and credit quality (past payment history). The credit scoring model is complex and automatically adjusts for different transactions. For instance, depending on the size of the credit, different weight is placed on individual pieces of credit information. In situations where the amount financed is over $3,000, the Company may go beyond its own data base and recognized commercial credit reporting agencies and obtain information from less readily available sources such as banks. In certain instances, the Company will require the lessee to provide verification of employment and salary.

     The second aspect of the credit decision involves an assessment of the originating Dealer. This assessment reflects the Company's experience that the likelihood of lessee compliance is commensurate with Dealer quality. Dealers undergo both an initial screening process and ongoing evaluation, including an examination of Dealer portfolio performance, lessee complaints, cases of fraud or misrepresentation, aging studies, number of applications and conversion rates for applications. This ongoing assessment enables the Company to manage its Dealer relationships, including ending relationships with poor-performing Dealers.

     Upon credit approval, the Company requires receipt of signed lease documentation on the Company's standard or other pre-approved lease form before funding. Once the equipment is shipped and installed, the Dealer invoices the Company, and thereafter the Company verifies that the lessee has received and accepted the equipment. Upon the lessee authorizing payment to the Dealer, the lease is forwarded to the Company's funding and documentation department for funding, transaction accounting and billing procedures.


     Bulk and Portfolio Acquisitions. In addition to originating leases through its Dealer relationships, the Company from time to time has purchased lease portfolios from Dealers in order to grow its portfolio and diversify the underlying equipment financed. The Company purchases leases from Dealers on an ongoing basis in packages ranging from $20,000 to $200,000. While certain of these leases initially do not meet the Company's underwriting standards, the Company will often purchase the leases once the lessee demonstrates a payment history. The Company will only acquire these smaller lease portfolios in situations where the company selling the portfolio will continue to act as a Dealer following the acquisition. The Company also completed the acquisition of three large POS authorization system lease and rental portfolios, two in 1996 and one in 1998, all of which have contributed to lease yield, fee income and extended rental profits. The first acquisition, completed in May 1996, consisted of over 8,000 rental contracts with total fundings of $1.9 million. The second acquisition was for approximately 8,200 leases in December 1996 with fundings of $7.9 million. The Company acquired 4,841 rental contracts in July 1998 with fundings of $2.8 million. The Company considers portfolio acquisitions to be a lucrative source of immediate lease yield and fee income as well as future rental income, and accordingly, will continue to pursue such acquisitions.


SERVICING AND COLLECTIONS

     The Company performs all servicing functions on its leases, contracts and loans, including its securitized leases, through its automated servicing and collection system. Servicing responsibilities generally include billing, processing payments, remitting payments to Dealers and investors in Securitizations, preparing investor reports, paying taxes and insurance and performing collection and liquidation functions.

     The Company's business is operationally intensive, due in part to the small average amount financed. Accordingly, technology and automated processes are critical in keeping servicing costs to a minimum while providing quality customer service. The Company's automated lease administration system handles application tracking, invoicing, payment processing, automated collection queuing, portfolio evaluation and report writing. The system is linked with bank accounts for payment processing and provides for direct withdrawal of lease, contract and loan payments.

     The Company combines its collection efforts with its general relations with obligors. A Lessee Relations Representative ("LRR") is assigned to each lease, contract or loan at the time of funding, giving each lessee or other obligor a specific customer relations contact throughout the term of the lease, contract or loan, including during delinquent collection efforts. The lessee relations department is organized under the Director of Lessee Relations, who manages 2 senior managers, 11 supervisors and 61 LRRs. LRRs are broadly classified as either "front-end" (43 LRRs) or "back-end" (18 LRRs), with the "back-end" LRRs servicing only very delinquent accounts. The "back-end" LRRs generally have several years of experience with delinquent accounts and are entirely dedicated to collections.

     The Company's collection effort is a key component of its success. The Company believes that its competitors have not energetically pursued collection of microticket delinquent accounts due to the perceived high costs of collecting relatively small monthly payments against equipment with low resale value. In contrast, the Company can cost-effectively pursue such delinquencies due to its highly automated collection process. In addition to writing collection letters, making collection calls and reporting delinquent accounts to the credit reporting agencies, the Company litigates essentially all delinquent accounts where necessary and obtains and enforces judgments through a network of over 100 law firms nationwide. The Company uses several computerized processes in its collection efforts, including the generation of daily priority call lists and scrolling for daily delinquent account servicing, generation and mailing of delinquency letters, routing of incoming calls to appropriate LRRs with instant computerized access to account details, generation of delinquent account lists eligible for litigation, generation of pleadings and litigation monitoring. Collection efforts commence immediately, with repeated reminder letters and telephone calls upon payments becoming 10 days past due, with a lawsuit generally filed if an account is more than 85 days past due.

     The Company takes a team-oriented approach to collections, with supervisors directly overseeing a team of five to six LRRs. Compensation at all levels of the collection effort is linked to the success of the entire collection team. LRRs are assigned daily productivity targets based on dollars collected, phone calls placed and phone calls fielded, with scrolling call lists reprioritized nightly. If these targets are exceeded, LRRs receive a higher percentage of the amounts collected based on a tiered compensation scale. In order to be eligible for the highest scale of commissions, each team member must meet his collection target, providing an incentive to team members to assist in the servicing of each team member's accounts.

EXPOSURE TO CREDIT LOSSES

     The Company's risk-adjusted approach to underwriting allows it to profitably originate and acquire leases, contracts and loans with a high risk of default. The Company's risk-adjusted pricing model and credit analyses are designed to take into account estimated defaults. The Company attempts to maximize the ultimate cash collected through its disciplined and persistent collection procedures. Management evaluates the collectibility of leases, contracts and loans acquired or originated based on the lessee's or other obligor's and Dealer's respective credit profiles, delinquency statistics, historical loss experience, current economic conditions and other relevant factors.

     The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts and loans. Such provisions generally represent a percentage of funded amounts of leases, contracts and loans. The resulting charge is included in the provision for credit losses.


     Leases, service contracts, and loans are charged against the allowance for credit losses and are put on non-accrual when they are deemed to be uncollectible. Generally, the Company deems leases, service contracts and loans to be uncollectible when one of the following occur: (i) the obligor files for bankruptcy; (ii) the obligor dies and the equipment is returned; or (iii) when an account has become 360 days delinquent. The typical monthly payment under the Company's leases is between $30 and $50 per month. As a result of these small monthly payments, the Company's experience is that lessees will pay past due amounts later in the process because of the small amount necessary to bring an account current (at 360 days past due, a lessee will only owe lease payments of between $360 and $600).


     The Company has developed and regularly updates proprietary credit scoring systems designed to improve its risk based pricing. The Company uses credit scoring in most, but not all, of its extensions of credit. In addition, the Company aggressively employs collection procedures and a legal process to resolve any credit problems.

     The Company seeks to protect itself from credit exposure relating to poor quality Dealers by entering into recourse agreements with its Dealers, under which the Dealer agrees to reimburse the Company for payment of defaulted amounts under certain circumstances, primarily defaults within the first month following origination and upon evidence of Dealer errors or misrepresentations in originating a lease or contract. In case of Dealer error or misrepresentation, the Company will charge-back the Dealer for both the lessee's delinquent amounts and attorney and court fees.


     The following table sets forth certain information as of December 29, 1995, December 31, 1996 and 1997 and as of October 2, 1998, with respect to delinquent leases, contracts and loans. These dates represent the dates on the Company's regular schedule for calculating delinquencies which are nearest to the final day of the corresponding fiscal year and quarter. The percentages in the table below represent the aggregate on such date of actual amounts not paid on each invoice by the number of days past due (rather than the entire balance of a delinquent receivable) over the cumulative amount billed at such date from the date of origination on all leases, contracts and loans in the Company's portfolio. For example, if a receivable is over 90 days past due, the portion of the receivable which is over 30 days past due will be placed in the 31-60 days past due category, the portion of the receivable which is over 60 days past due will be placed in the 61-90 days past due category and the portion of the receivable which is over 90 days past due will be placed in the over 90 days past due category. The Company historically has used this methodology of calculating its delinquencies because of its experience that lessees who miss a payment do not necessarily default on the entire lease. Accordingly, the Company includes only the amount past due rather than the entire lease receivable in each category.



                                                    AS OF              AS OF
                                                 DECEMBER 29,      DECEMBER 31,           AS OF
                                                 ------------   -------------------    OCTOBER 2,
                                                     1995         1996       1997         1998
                                                     ----         ----       ----     -------------
Cumulative amount billed (in thousands)........    $122,065     $189,798   $260,958     $301,244
31-60 days past due............................         1.0%         1.6%       1.6%         1.4%
61-90 days past due............................         0.8          1.2        1.1          1.1
Over 90 days past due..........................         5.7          6.6        7.0          8.0
                                                   --------     --------   --------     --------
     Total past due............................         7.5%         9.4%       9.7%        10.5%



     The following table sets forth, as of December 31, 1997 and October 2, 1998 (the dates on the Company's regular reporting schedule for calculating delinquencies which are nearest to the final day of the corresponding fiscal year and quarter), contractual delinquencies (including the entire lease receivable with the exception of service contracts, as to which only the amount of the invoices billed but not collected is included) in each category as a percentage of the sum of receivables due in installments plus investment in service contracts plus loans receivable on the Company's most recent balance sheet.



                                                                 AS OF           AS OF
                                                              DECEMBER 31,    OCTOBER 2,
                                                                  1997           1998
                                                              ------------   -------------
Receivables due in installments plus investment in service
  contracts plus loans receivable (in thousands)(1).........    $243,591       $262,987
31-60 days past due.........................................         3.2%           3.4%
61-90 days past due.........................................         2.4            2.5
Over 90 days past due.......................................        19.9           19.2
                                                                --------       --------
     Total past due.........................................        25.5%          25.1%



(1) As reported on the Company's balance sheet at December 31, 1997 and September 30, 1998, respectively.

     The following table sets forth the Company's allowance for credit losses as of December 31, 1994, 1995, 1996 and 1997 and as of September 30, 1998 and the related provisions, charge-offs and recoveries for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998 (in thousands):



Balance at December 31, 1994................................           $ 7,992
Provision for credit losses.................................            13,388
Charge-offs.................................................    5,964
Recoveries..................................................      536
                                                              -------
Charge-offs, net of recoveries..............................             5,428
                                                                       -------

Balance at December 31, 1995................................           $15,952
Provision for credit losses.................................            19,822
Charge-offs.................................................   15,675
Recoveries..................................................    3,727
                                                              -------
Charge-offs, net of recoveries..............................            11,948
                                                                       -------

Balance at December 31, 1996................................           $23,826
Provision for credit losses.................................            21,713
Charge-offs.................................................   24,290
Recoveries..................................................    5,070
                                                              -------
Charge-offs, net of recoveries..............................            19,220
                                                                       -------

Balance at December 31, 1997................................           $26,319
Provision for credit losses.................................            12,568
Charge-offs.................................................   20,644
Recoveries..................................................    6,180
                                                              -------
Charge-offs, net of recoveries..............................            14,464
                                                                       -------

Balance at September 30, 1998...............................           $24,423



     The following table sets forth (i) for the indicated period the Company's charge-offs and provision for credit losses as percentages of the sum of average gross investment in leases and loans plus investment in service contracts and
(ii) at the end of the given period, the Company's allowance for credit losses as a percentage of gross investment in leases and loans plus investment in service contracts:



                                                                                   NINE MONTHS
                                                YEAR ENDED DECEMBER 31,               ENDED
                                            --------------------------------      SEPTEMBER 30,
                                              1995        1996        1997           1998(1)
                                              ----        ----        ----        -------------
Average gross investment in leases and
  loans and investment in service
  contracts (in thousands)(2).............  $152,492    $218,666    $254,004         $270,468
Net charge-offs...........................      3.56%       5.46%       7.57%            7.13%
Provision for credit losses...............      8.78%       9.07%       8.55%            6.20%
Allowance for credit losses...............      8.41%       9.62%      10.11%            8.71%


---------------

(1) Quarterly amounts are annualized.



(2) Consists of receivables due in installments, estimated residual value, loans receivable and investment in service contracts.


     Charge-offs in 1996 and 1997 were higher due to (i) an increase in charge-offs by a total of approximately $5.0 million to replenish the allowance for credit losses due to the change in the write-off period from 360 to 240 days, as more fully described below; (ii) $5.0 million in write-offs related to satellite television equipment receivables in 1997; and (iii) a one-time write-off of securitized receivables of $9.5 million in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations." Cumulative net charge-offs after recoveries from the Company's inception through December 31, 1997 were 6.78% of total cumulative originations plus total billed fees over such period.

     The Company historically took charge-offs against its receivables when such receivables were 360 days past due. During this period, cumulative net charge-offs from the Company's inception to September 30, 1998 were 7.45% of total cumulative receivables plus total billed fees over such period. In September and October 1996, the Company reduced the time period for charging off its receivables from 360 to 240 days and, as a result, increased its charge-offs by a total of approximately $5.0 million. As a result of this change, recoveries increased significantly indicating that a 240-day charge-off period was too early in the collection process to determine ultimate collectibility. As such, during 1997, net charge-offs after recoveries were not significantly different than the Company's historical net charge-off experience. For this reason, in January 1998, the Company changed its charge-off policy for its receivables back to 360 days to better reflect the Company's collection experience.


FUNDING SOURCES

     The Company maintains a diverse mix of funding sources which include its Credit Facilities, Subordinated Debt, and Securitizations. Historically, the Company has fulfilled its liquidity needs by utilizing each of these three sources. See "Description of Certain Indebtedness."

COMPETITION

     The microticket leasing and financing industry is highly competitive. The Company competes for customers with a number of national, regional and local banks and finance companies. The Company's competitors also include equipment manufacturers that lease or finance the sale of their own products. While the market for microticket financing has traditionally been fragmented, the Company could also be faced with competition from small- or large-ticket leasing companies that could use their expertise in those markets to enter and compete in the microticket financing market. The Company's competitors include larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than the Company, including a lower cost of funds and access to capital markets and to other funding sources which may be unavailable to the Company.

FACILITIES


     The Company's corporate headquarters and operations center are located in leased space of 34,851 square feet at 950 Winter Street, Waltham, Massachusetts 02151. The Company's telephone number is (781) 890-0177. The lease for this space expires on June 30, 1999. The Company also leases 2,933 square feet of office space for its West Coast office in Newark, California under a lease which expires on August 31, 2001. As of September 30, 1998, the aggregate monthly rent under these leases was approximately $76,964. The Company recently signed a lease for 44,659 square feet of office space in Woburn, Massachusetts which commenced on December 15, 1998 and expires on December 14, 2003. The monthly rent under this lease is $57,099.


EMPLOYEES


     As of September 30, 1998, the Company had 230 full-time employees, of which 45 were engaged in credit activities and Dealer service, 116 were engaged in servicing and collection activities, 10 were engaged in marketing activities, and 59 were engaged in general administrative activities. Management believes that its relationship with its employees is good. No employees of the Company are members of a collective bargaining unit in connection with their employment by the Company.


LEGAL PROCEEDINGS

     The Company and its subsidiaries are frequently parties to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect such matters to have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the name, age and position with the Company of each of the directors and executive officers of the Company:


                      NAME                        AGE                      POSITION
                      ----                        ---                      --------
Peter R. Bleyleben(1)...........................   45    President, Chief Executive Officer and
                                                         Director
Brian E. Boyle(1)(2)............................   50    Director
Torrence C. Harder(1)(2)........................   55    Director
Jeffrey Parker(2)...............................   55    Director
Alan Zakon(1)(2)................................   63    Director
Richard F. Latour...............................   45    Executive Vice President, Chief Operating
                                                         Officer, Chief Financial Officer, Treasurer
                                                         and Secretary
J. Gregory Hines................................   38    Vice President, Funding
John Plumlee....................................   47    Vice President, MIS
Carol A. Salvo..................................   32    Vice President, Legal


---------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Set forth below is a brief description of the business experience of the directors and executive officers of the Company.

     PETER R. BLEYLEBEN has served as President, Chief Executive Officer and Director of the Company or its predecessor since June 1987. Before joining the Company, Dr. Bleyleben was Vice President and Director of the Boston Consulting Group, Inc. ("BCG") in Boston. During his more than eight years with BCG, Dr. Bleyleben focused his professional strategic consulting practice on the financial services and telecommunications industries. Prior to joining BCG, Dr. Bleyleben earned an M.B.A. with distinction and honors from the Harvard Business School, an M.B.A. and a Ph.D. in Business Administration and Economics, respectively, from the Vienna Business School in Vienna, Austria and a B.S. in Computer Science from the Vienna Institute of Technology.

     BRIAN E. BOYLE, the Chief Executive Officer of the Company from 1985 to 1987 and Chairman of the Board of Directors from 1985 to 1995, has served as a Director of the Company or its predecessor since 1985. He is currently the Vice Chairman and a Director of Boston Communications Group, Inc. ("Communications"), a Boston-based provider of switch-based call processing to the global wireless industry. Prior to joining Communications, Dr. Boyle was the Chairman and Chief Executive Officer of Credit Technologies, Inc., a Massachusetts-based provider of credit decision and customer acquisition software, from 1989 to 1993. He is also a Director of Saville Systems, a global telecommunications billing software company, with its United States headquarters in Burlington, Massachusetts, as well as of several private companies. Dr. Boyle earned his A.B. in Mathematics and Economics from Amherst College and a B.S. in Electrical Engineering and Computer Science, an M.S. in Operations Research, an E.E. in Electrical Engineering and Computer Science and a Ph.D. in Operations Research, all from the Massachusetts Institute of Technology.

     TORRENCE C. HARDER has served as a Director of the Company since 1986. He has been the President and Director of Harder Management Company, Inc., a registered investment advisory firm, since its establishment in 1971. He has also been the President and Director of Entrepreneurial Ventures, Inc., a venture capital investment firm, since its founding in 1986. Mr. Harder is a Director of Lightbridge, Inc., a wireless industry software services provider, Dent-A-Med, Inc., RentGrow, Inc., GWA Information Systems, Inc., Trade Credit Corporation and UpToDate in Medicine, Inc. Mr. Harder earned an M.B.A. from the Wharton School of the University of Pennsylvania, and a B.A. with honors in the Philosophy of Economic Thought from Cornell University.

     JEFFREY PARKER has served as a Director of the Company since 1992. He is the founder and has served since 1997 as the Chief Executive Officer of CCBN.COM, a world wide web information services company based in Boston. He is also the founder and has served since 1991 as the managing director of Private Equity Investments, a venture capital firm focusing on start-up and early stage companies. Mr. Parker is a Director of Boston Treasury Systems, FaxNet Corporation, Pacific Sun Industries, Vintage Partners and XcelleNet, Inc. Mr. Parker earned a B.A., an M.A. in Engineering and an M.B.A. from Cornell University.

     ALAN ZAKON has served as a Director of the Company since 1988. Since 1995, he has been the Vice Chairman and a Director, and since November 1997, Chairman of the Executive Committee, of Autotote Corporation, a New York-based global gaming and simulcasting company. He served as Managing Director of Bankers Trust Corporation from 1989 to 1995 where he was Chairman of the Strategic Policy Committee. Dr. Zakon is a Director of Arkansas-Best Freight Corporation, a nationwide commercial transportation and trucking company. Dr. Zakon holds a B.A. from Harvard University, an M.S. in Industrial Management from the Sloane School at the Massachusetts Institute of Technology and a Ph.D. in Economics and Finance from the University of California at Los Angeles.


     RICHARD F. LATOUR has served as Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of the Company since 1995. From 1986 to 1995, Mr. Latour was Vice President of Finance and Chief Financial Officer of the Company. Prior to joining the Company, Mr. Latour was Vice President, Finance for TRAK, Incorporated, an international manufacturer and distributor of consumer products, where he was responsible for all financial and related administrative functions.


     J. GREGORY HINES has served as Vice President, Funding since 1993. From the time he joined the Company in 1992 until 1993, Mr. Hines served as funds manager of the Company. Prior to joining the Company, Mr. Hines was an assistant vice president in the Equipment Finance Division at the Bank of New England, N.A. and Fleet National Bank.

     JOHN PLUMLEE has served as Vice President, MIS, of the Company since 1990. Prior to joining the Company, Mr. Plumlee was Vice President of M.M.C., Inc., a firm focusing on the delivery of software services to local governments.

     CAROL SALVO has served as Vice President, Legal, of the Company since 1996. From 1992 to 1995, Ms. Salvo served as Litigation Supervisor of the Company. From 1995 to 1996, Ms. Salvo served as Director of Legal Collection Services of the Company. Prior to joining the Company, Ms. Salvo was a junior accountant with InfoPlus Inc.


     The directors of the Company have been divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 1999 annual meeting of the stockholders of the Company, the term of office of the second class to expire at the 2000 annual meeting of the stockholders of the Company and the term of office of the third class to expire at the 2001 annual meeting of the stockholders of the Company, with each director to hold office until his or her successor shall have been duly elected and qualified or until his or her earlier removal or resignation. At each annual meeting of stockholders of the Company, commencing with the 1999 annual meeting, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of the stockholders of the Company after their election. In accordance with the foregoing, Peter Bleyleben's term as a director of the Company expires at the 2001 annual meeting of the stockholders of the Company, Brian Boyle and Alan Zakon's respective terms as directors of the Company expire at the 2000 annual meeting of the stockholders of the Company and Torrence Harder and Jeffrey Parker's respective terms as directors of the Company expire at the 1999 annual meeting of the stockholders of the Company.


COMPENSATION OF DIRECTORS

     The Board of Directors of the Company is comprised of five Directors, one of whom, Peter Bleyleben, is a salaried employee of the Company who receives no additional compensation for services rendered as a Director. The members of the Company's Board of Directors who are not employees of the Company ("Non-

Employee Directors") receive compensation under the Company's Board of Directors Stock Unit Compensation Plan (the "Stock Unit Plan") for their service on the Board of Directors. Directors also are reimbursed for out-of-state travel expenses incurred in connection with attendance at meetings of the Board of Directors and committees thereof.

     The Company adopted the Stock Unit Plan in February 1997. Under the Stock Unit Plan, Non-Employee Directors who do not serve as committee chairpersons receive up to $30,000 per year, payable $3,750 per meeting in cash and $3,750 per meeting in stock units (the "Stock Units"). Committee chairpersons receive up to $35,000 per year, payable $4,375 per meeting in cash and $4,375 per meeting in Stock Units. In addition, the Company pays for health care insurance for each Non-Employee Director. Under the Stock Unit Plan, the Company pays the participant the cash amount currently and credits Stock Units in the appropriate amounts to a deferred fee account on the date of the Board of Directors or Committee meeting. Each Stock Unit in the deferred fee account is valued at the time each such credit is made at the then-current value of the Common Stock, as that value is determined from time to time by the Board of Directors. The number of Stock Units credited to each Non-Employee Director's deferred fee account and the value placed on each Stock Unit is appropriately adjusted in the event of a stock dividend, stock split or other similar change affecting the Common Stock.

     If any person or group acquires the right to obtain beneficial ownership of 51% or more of the outstanding Common Stock, each Non-Employee Director may elect to convert his or her Stock Units into cash at the per share price to be paid by such person or group if such price is higher than the value at which the Stock Unit was granted. A participant is not entitled to payment for any Stock Unit with a value less than such per share price. If a Director dies prior to the receipt of the distribution under the Stock Unit Plan, the distributable balance thereunder shall be distributed to the Non-Employee Director's designated beneficiary. The Board of Directors may terminate the Stock Unit Plan at any time in its discretion. The Stock Unit Plan is automatically terminated upon completion of all distributions required thereunder.


     As of September 30, 1998, Dr. Boyle, Mr. Harder, Mr. Parker and Dr. Zakon had 2,978.12, 3,474.48, 2,978.12 and 3,474.48 Stock Units in their respective accounts.



     The Board of Directors has voted to terminate the Stock Unit Plan effective upon the closing of the Offering. Each Non-Employee Director will receive a cash payment in an amount equal to the number of Stock Units in their respective accounts multiplied by the price to public on the cover of this Prospectus.

EXECUTIVE COMPENSATION


     The following Summary Compensation Table sets forth certain information concerning the compensation payable by the Company to its Chief Executive Officer and its other four most highly compensated executive officers for the years ended December 31, 1998, 1997 and 1996 (the "Named Executive Officers").


                         SUMMARY COMPENSATION TABLE(1)


                                                           ANNUAL COMPENSATION
                    NAME AND                               --------------------     ALL OTHER
               PRINCIPAL POSITION                  YEAR     SALARY     BONUS(2)    COMPENSATION
               ------------------                  ----     ------     --------    ------------
Peter R. Bleyleben...............................  1998    $250,888    $364,000      $65,245(3)
  President, Chief Executive                       1997     218,798     276,730       71,072
  Officer and Director                             1996     187,837     214,073       73,674

Richard F. Latour................................  1998     198,446     244,568       45,690(4)
  Executive Vice President,                        1997     169,495     153,755(5)    49,680
  Chief Operating Officer,                         1996     134,535      43,000       44,381
  Chief Financial Officer, Treasurer and
  Secretary

J. Gregory Hines.................................  1998     106,951      42,095        4,281(6)
  Vice President, Funding                          1997      87,348      26,950        3,206
                                                   1996      79,853      10,320        2,256

John Plumlee.....................................  1998     141,351      44,533       21,191(7)
  Vice President, MIS                              1997     124,624      29,769       20,687
                                                   1996     108,657      14,346       18,603

Carol Salvo......................................  1998      84,677      34,734        4,022(8)
  Vice President, Legal                            1997      66,368      15,781        2,170
                                                   1996      47,190       3,817        1,502


---------------
(1) Columns required by the Rules and regulations of the Securities and Exchange Commission that contain no entries have been omitted.

(2) Bonuses are paid over a three-year period, with one-third payable each year. The remaining two-thirds is subject to discretionary review by the Company and, therefore, does not vest to the employee. The bonus amount set forth for each fiscal year thus represents the amount actually paid for such fiscal year, plus amounts relating to the prior two fiscal years.


(3) Amounts for Dr. Bleyleben include: (a) contributions by the Company under the Company's 401(k) retirement/profit sharing plan in 1998 ($4,000), 1997 ($4,470) and 1996 ($4,500); (b) split dollar life insurance premiums paid by the Company in 1998 ($54,156), 1997 ($62,461) and 1996 ($60,515) (in the
    event of the death of Dr. Bleyleben, the Company is entitled to the cash value under such plan with the beneficiary receiving the life insurance portion thereof); (c) executive disability insurance policy premiums paid by the Company in 1998 ($7,089), 1997 ($3,546) and 1996($3,546); and (d) the
    benefit to the executive of interest-free loans from the Company based on the applicable federal rate in effect on the date of issuance of each such loan, in 1997 ($595) and 1996 ($5,113).



(4) Amounts for Mr. Latour include: (a) contributions by the Company under the Company's 401(k) retirement/profit sharing plan in 1998 ($4,000), 1997 ($4,500) and 1996 ($4,435); (b) split dollar life insurance premiums paid by the Company in 1998 ($34,917), 1997 ($40,501) and 1996 ($35,067) (in the
    event of the death of Mr. Latour, the Company is entitled to the cash value under such plan with the beneficiary receiving the life insurance portion thereof); (c) executive disability insurance policy premiums paid by the Company in 1998 ($3,028), 1997 ($1,586) and 1996 ($2,460); and (d) the
    benefit to the executive of interest-free loans from the Company based on the applicable federal rate in effect on the date of issuance of each such loan, in 1998 ($3,745), 1997 ($3,093) and 1996 ($2,419).



(5) Does not include $179,745 which related to bonuses awarded in prior years and deferred until 1997 at Mr. Latour's option.



(6) Amounts for Mr. Hines include: (a) contributions by the Company under the Company's 401(k) retirement/profit sharing plan in 1998 ($2,738), 1997 ($2,273) and 1996 ($1,963); (b) term life insurance premiums paid by the Company in 1998 ($84), 1997 ($84) and 1996 ($76); (c) executive disability insurance policy premiums paid by the Company in 1998 ($602), 1997 ($434) and 1996 ($217); and (d) the benefit to the executive of interest-free loans from the Company based on the applicable federal rate in effect on the date of issuance of each such loan, in 1998 ($857) and 1997 ($415).



(7) Amounts for Mr. Plumlee include: (a) contributions by the Company under the Company's 401(k) retirement/profit sharing plan in 1998 ($3,870), 1997 ($3,722) and 1996 ($2,991); (b) split dollar life insurance premiums paid by the Company in 1998 ($15,000), 1997 ($15,113) and 1996 ($15,104) (in the
    event of the death of Mr. Plumlee, the Company is entitled to the cash value under such plan with the beneficiary receiving the life insurance portion thereof); (c) executive disability insurance policy premiums paid by the Company in 1998 ($1,016), 1997 ($1,016) and 1996 ($508); and (d) the benefit to the executive of interest-free loans from the Company based on the applicable federal rate in effect on the date of issuance of each such loan, in 1998 ($1,305) and 1997 ($836).



(8) Amounts for Ms. Salvo include: (a) contributions by the Company under the Company's 401(k) retirement/profit sharing plan in 1998 ($2,597), 1997 ($1,686) and 1996 ($1,447); (b) term life insurance premiums paid by the Company in 1998 ($84), 1997 ($69) and 1996 ($55); (c) executive disability insurance policy premiums paid by the Company in 1998 ($485); and (d) the benefit to the executive of interest-free loans from the Company based on the applicable federal rate in effect on the date of issuance of each such loan, in 1998 ($857) and 1997 ($415).

STOCK OPTION PLANS

  1998 Equity Incentive Plan


     The Company has adopted the 1998 Equity Incentive Plan (the "1998 Plan") effective July 9, 1998 to attract and retain the best available talent and encourage the highest level of performance by directors, employees and other persons who perform services for the Company. The 1998 Plan permits the Compensation Committee of the Board of Directors (or such other committee designated by the Board) to make various long-term incentive awards as described below ("Awards"), generally equity-based, to eligible persons. The Board of Directors believes that by including various kinds of Awards in the 1998 Plan, the Compensation Committee will have maximum flexibility in determining what vehicle is best suited at any particular time to act as a long-term incentive. The Company intends to reserve 2,000,000 shares of Common Stock for issuance pursuant to the 1998 Plan.


     The 1998 Plan is administered by the Compensation Committee. So long as it acts consistently with the express provisions of the 1998 Plan, the Compensation Committee has the authority to (a) grant Awards; (b) determine the persons to whom Awards shall be granted; (c) determine the size of Awards; (d) determine the terms and conditions applicable to Awards; (e) determine the terms and provisions of Award agreements; (f) interpret the 1998 Plan; and (g) prescribe, amend and rescind rules and regulations relating to the 1998 Plan.


     The 1998 Plan provides for grants of Awards including, but not limited to
(a) options to purchase shares of Common Stock consisting of (i) incentive stock options at not less than the fair market value on the date of grant (except in the case of a shareholder possessing more than 10% of the total combined voting power of all classes of Common Stock, in which case the exercise price shall be not less than 110% of the fair market value on the date of grant); (ii) non-qualified stock options at an exercise price determined by the Compensation Committee; (b) stock appreciation rights (either tandem or freestanding) which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of Common Stock subject to the stock appreciation right; (c) shares of restricted stock which are shares of Common Stock granted to an eligible person but which have certain conditions attached to them which must be satisfied in order for the holder to have unencumbered rights to the restricted stock; and (d) performance Awards which are awards in shares of Common Stock or cash and which may be awarded based on the extent to which the person achieves selected performance objectives over a specified period of time. All material terms of such Awards shall be determined by the Compensation Committee. At the discretion of the Compensation Committee, in the event of a Change in Control (as hereinafter defined), certain Awards may vest immediately.



     "Change in Control" means (i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the then outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; (ii) individuals who, as of the date of the 1998 Plan constitute the Board of Directors, cease for any reason to constitute at least a majority of the Board of Directors except with respect to any director who was approved by a vote of at least a majority of the directors then comprising the Board of Directors;
(iii) approval by the shareholders of the Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, more than 60% of the then outstanding shares of Common Stock continues to be owned by the shareholders who were the beneficial holders of such stock prior to such transaction; or (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.


     The Board of Directors may suspend, terminate, modify or amend the 1998 Plan at any time without shareholder approval except to the extent that shareholder approval is required by law or by the rules of the principal stock exchange on which the Common Stock is listed. The Board of Directors may not, however, without the consent of the person to whom an Award was previously granted, adversely affect the rights of that person under the Award.

  1987 Stock Option Plan


     The Company adopted the 1987 Stock Option Plan (the "1987 Stock Option Plan" and together with the 1998 Plan, the "Stock Option Plans") effective July 1, 1987 to align the interests of the officers, employees, directors, consultants and agents of the Company with those of its stockholders and to encourage participants therein to acquire an ownership interest in the Company through the granting of options. The 1987 Stock Option Plan provides that options may be granted thereunder up to July 1, 1997. The Company reserved 1,220,000 shares of Common Stock for issuance pursuant to options granted under the 1987 Stock Option Plan. Options for 508,000 shares of Common Stock were granted under the 1987 Stock Option Plan, 371,166 of which have been exercised. The 1987 Stock Option Plan is administered by the Board of Directors of the Company. Pursuant to the terms and conditions of the 1987 Stock Option Plan, the Board of Directors (or a committee designated by the Board of Directors) effected the grant of options under the 1987 Stock Option Plan, determined the form of options to be granted in each case, and has the right to make any other determinations under, and interpretation of, any provision of the 1987 Stock Option Plan. The Board of Directors may amend and make such changes in and to the 1987 Stock Option Plan as it may deem proper and in the best interests of the Company.



     The 1987 Stock Option Plan provided for two separate forms of options to be granted: incentive stock options pursuant to Section 422A of the Internal Revenue Code of 1954, as amended (the "Code"), and non-qualified stock options. Incentive stock options could only be granted to employees of the Company. Non-qualified stock options could be granted to any officer, employee, director (except a disinterested director, as defined in the 1987 Stock Option Plan), consultant or agent of the Company. The Board of Directors of the Company, acting by a majority of its disinterested directors, determined the persons to be granted options, the number of shares subject to each option, whether the options would be incentive stock options or non-qualified stock options, and the terms of the options, consistent with the provisions of the 1987 Stock Option Plan. The Board of Directors had the right to appoint from its disinterested directors a committee of three or more persons who had the right to exercise the powers of the Board of Directors in granting options under the 1987 Stock Option Plan. A disinterested director is defined as a director who is not currently eligible, and has not been eligible at any time within one year prior to the granting of the options in question, to receive any option granted under the 1987 Stock Option Plan, or any stock, stock option or stock appreciation rights under any other plan of the Company or its affiliates.



     The exercise price for the shares of Common Stock which may be purchased under each incentive stock option is at least equal to the fair market value per share of the outstanding Common Stock of the Company at the time the option was granted as determined by the Board of Directors in its discretion. The aggregate fair market value (determined as of the time the option was granted) of the Common Stock for which an individual could have been granted incentive stock options in any calendar year was subject to the maximum permitted by the Code. The exercise price for the shares of Common Stock which may be purchased under each incentive stock option issued to a person who, immediately prior to the grant of such option, owned (directly or indirectly) Common Stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of its parent or subsidiaries (a "Restricted Individual"), is at least equal to one hundred and ten percent (110%) of the fair market value of the Common Stock subject to the option. The exercise price for the shares of Common Stock which may be purchased under each non-qualified stock option is at least equal to fifty percent (50%) of the fair market value of the Common Stock subject to the option.



     Each incentive stock option is exercisable at such time or times as are set forth in the option agreement with respect to such option, but in no event after the expiration of ten years from the date such option was granted. An incentive stock option granted to a Restricted Individual is not exercisable after the expiration of five years from the date such option was granted. A non-qualified stock option is exercisable for such consideration, in such manner and at such time or times as set forth in an option agreement containing such provisions as the Board of Directors determined in granting such an option, and is exercisable for a period of ten years and one day from the date such option was granted, but in no event after such period.

     Each option granted under the 1987 Stock Option Plan is not transferable by the optionee. The terms of the options and the number of shares of Common Stock subject to the 1987 Stock Option Plan shall be equitably adjusted in such a manner as to prevent dilution or enlargement of option rights in the event of a declaration of a dividend payable to the holders of Common Stock in stock of the same class; a split or a reverse split of the Common Stock; or a recapitalization of the Company under which shares of one or more different classes are distributed in exchange for or upon the Common Stock without payment of any valuable consideration by the holders thereof. The Board of Directors shall conclusively determine the terms of any such adjustment.


     There were no stock options awarded in 1998 under the 1987 Stock Option Plan. The following table indicates the aggregate option exercises in 1998 by the Named Executive Officers and fiscal year-end option values:



   AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1998 AND FISCAL YEAR-END OPTION
                                     VALUES



                                                             NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                  UNDERLYING                   IN-THE-MONEY
                                                              UNEXERCISED OPTIONS            OPTIONS AT FISCAL
                                SHARES                        AT FISCAL YEAR-END                YEAR-END(1)
                              ACQUIRED ON      VALUE      ---------------------------   ---------------------------
            NAME               EXERCISE     REALIZED(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
            ----              -----------   -----------   -----------   -------------   -----------   -------------
Peter R. Bleyleben..........         0        $     0            0              0          $   0         $    0
Richard F. Latour...........    40,262        354,244            0         38,778              0        395,835
J. Gregory Hines............    13,420        116,842            0         14,920              0        153,719
John Plumlee................    11,940         96,982            0         12,000              0        120,552
Carol Salvo.................    11,940         96,982            0         12,000              0        120,552


---------------

(1) The amounts in these columns are calculated using the difference between the fair market value of the Company's Common Stock at exercise or at the end of the Company's 1998 fiscal year, as the case may be, and the option exercise prices. The Board of Directors determines the fair market value of the Company's Common Stock in connection with the Stock Unit Plan based on a formula which values the Company at a multiple (determined by reference to an index of publicly traded companies) of the Company's most recent four quarters net income, multiplied by a discount factor to take into account the illiquidity of the Common Stock. The most recent value as so determined by the Board of Directors was used in such calculations.


PROFIT SHARING PLAN AND DISCRETIONARY BOARD OF DIRECTOR BONUS PROGRAMS

     The Company pays annual bonuses and makes profit sharing payments as determined by the Compensation Committee of the Board of Directors. These payments are made under informal arrangements and are based on an employee's performance during the prior fiscal year. Historically, the Board of Directors has determined annual bonus and profit sharing payments for Dr. Bleyleben and Mr. Latour. The Board of Directors also establishes a pool to be allocated by Dr. Bleyleben and Mr. Latour on an annual basis among senior executives of the Company. Each employee is paid one-third of his or her bonus and profit sharing at the time such amount is determined. The remaining two-thirds is paid over the next two years in the discretion of the Board of Directors or Dr. Bleyleben and Mr. Latour based on Company and employee performance.

EMPLOYMENT AGREEMENTS


     The Company has entered into Employment Agreements with Dr. Bleyleben and Mr. Latour for a three-year period commencing June 12, 1998, subject to automatic successive one-year renewals unless terminated pursuant to the terms thereof. In the event of a termination of the Employment Agreements by the Company without cause, or by Dr. Bleyleben or Mr. Latour for specified good reason, the Employment Agreements provide for three years of severance payments to Dr. Bleyleben and Mr. Latour, respectively, on the basis of their highest base salary during the employment period. In addition, Dr. Bleyleben and Mr. Latour would also be entitled to a prorated payment of base salary and bonus to the date of termination, and the acceleration of deferred compensation and accrued but unpaid amounts under the Company's bonus and/or profit sharing plans. Dr. Bleyleben's and Mr. Latour's current base salaries, respectively, are $260,000 and $210,000. The bonus for the current fiscal year will be determined by the Board of Directors. If, in connection with a payment under their Employment Agreement, either Dr. Bleyleben or Mr. Latour shall incur any excise tax liability on the receipt of "excess parachute payments" as defined in
Section 280G of the Internal Revenue Code of 1986, as amended, the Employment Agreements provide for gross-up payments to return them to the after-tax position they would have been in if no excise tax had been imposed. As used in each Employment Agreement, "for good reason" means the assignment to the executive of duties inconsistent with the executive's position, authority, duties or responsibilities; the failure by the Company to pay the agreed base salary and provide the executive with benefits; moving the executive to a location outside of the metropolitan Boston, Massachusetts area; and the failure by the Company to require a successor to assume all obligations under the Employment Agreement.



     The Company has also entered into separate employment agreements with each of the remaining Named Executive Officers which are designed to provide an incentive to each executive to remain with the Company pending and following a Change in Control (as defined above). Each employment agreement has an initial term of one year following a Change in Control, with automatic extensions upon the expiration of the initial one-year term for successive one-month periods. Pursuant to each employment agreement, the executive will be entitled to receive an annual base salary of not less than twelve times the highest monthly base salary paid or payable to the executive within the twelve months preceding the Change in Control. If the employment agreement is terminated by the Board other than for cause, death or disability, or is terminated by the executive for specified good reason, the Company shall pay to the executive in a cash lump sum within 30 days after the date of termination, the aggregate of the following amounts: (i) the executive's annual base salary through the date of termination;
(ii) a special bonus in the amount of $575,000, $600,000 and $585,000 for Messrs. Hines and Plumlee and Ms. Salvo, respectively; (iii) any other compensation previously deferred by the executive, together with any accrued interest or earnings thereon; and (iv) any accrued vacation pay.


                              CERTAIN TRANSACTIONS


     During 1995, 1997 and 1998, Richard F. Latour, Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company, borrowed an aggregate of $152,776 from the Company to exercise vested options to purchase Common Stock (the "Exercised Options"). The loans are non-interest bearing unless the principal amount thereof is not paid in full when due, at which time interest accrues and is payable at a rate per annum equal to the prime rate published by The Wall Street Journal plus 4.0%. The outstanding principal balance of these loans is reduced by any dividends payable upon the stock underlying the Exercised Options. All principal amounts outstanding under such loans are due on the earlier of the end of employment or December 27, 2005. Mr. Latour has agreed to repay all outstanding indebtedness to the Company upon the closing of the Offering with the proceeds of shares of Common Stock sold by him. During the fiscal year ended December 31, 1997, the largest aggregate amount outstanding under this loan was $86,297, with $85,168 remaining outstanding at September 30, 1998.



     The Parker Family Limited Partnership, controlled by Jeffrey Parker, a director of the Company, loaned the Company an aggregate of $2.4 million in the form of Junior Subordinated Notes, $2.2 million of which was outstanding as of December 31, 1998, as follows: $200,000 on September 1, 1994 at an interest rate per annum equal to the higher of 12% or a bank prime rate plus 3% maturing September 1, 1999; $200,000 on May 1, 1995 at an interest rate per annum equal to 12% or a bank prime rate plus 4% maturing May 1, 2000; $500,000 on June 1, 1996 at an interest rate per annum equal to the higher of 12% or a bank prime rate plus 3% maturing June 1, 2000; $250,000 on December 1, 1996 at an interest rate per annum equal to the higher of 12% or a bank prime rate plus 3% maturing December 1, 1999; $500,000 on December 1, 1996 at an interest rate per annum equal to the higher of 12% or a bank prime rate plus 3% maturing December 1, 2002; $250,000 on December 1, 1996 at an interest rate per annum equal to the higher of 12% or a bank prime rate plus 3% maturing December 1, 2001; $125,000 on September 1, 1997 at an interest rate per annum equal to 11% maturing September 1, 2001; and $125,000 on September 1, 1997 at an interest rate per annum equal to 11% maturing September 1, 2003.

     Peter R. Bleyleben, the President and Chief Executive Officer and a Director of the Company, loaned the Company an aggregate of $125,000 in the form of Junior Subordinated Notes as follows: $100,000 on December 1, 1996 at 12% interest per annum maturing December 1, 2001; and $25,000 on June 1, 1998 at 10.5% interest per annum maturing June 1, 2003. Mr. Bleyleben also loaned the Company an aggregate of $200,000 in the form of demand notes as follows:
$100,000 on October 17, 1997 at an interest rate per annum equal to a bank prime rate minus 1%; and $100,000 on December 1, 1998 at an interest rate per annum equal to a bank prime rate minus 1%.



     Alan J. Zakon, a director of the Company, loaned the Company an aggregate of $200,000 in the form of Junior Subordinated Notes as follows: $100,000 on February 1, 1995 at 12% interest per annum maturing February 1, 2000; and $100,000 on March 18, 1998 at 10.5% interest per annum through his IRA maturing April 1, 1999.



     Ingrid R. Bleyleben, the mother of Peter R. Bleyleben, the President and Chief Executive Officer and a Director of the Company, loaned the Company the following amounts in the form of Junior Subordinated Notes: $120,000 on February 16, 1996 at an interest rate per annum equal to 11.5% maturing March 1, 2001; $25,000 on December 17, 1996 at an interest rate per annum equal to 11.5% maturing January 1, 2002; $20,000 on June 4, 1997 at an interest rate per annum equal to 11.5% maturing May 1, 2002; and $25,000 on June 1, 1998 at an interest rate per annum equal to 10% maturing June 1, 2003.


     All of the foregoing transactions, with the exception of the loan to Mr. Latour, are on terms similar to those that would have been obtained through arms-length negotiations.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information as of December 31, 1998 with respect to the beneficial ownership of Common Stock of each person known by the Company to be the beneficial owner of more than 5% of the 9,886,516 outstanding shares of Common Stock, each director and executive officer of the Company and all directors and executive officers of the Company (not including treasury stock) as a group. Each person named has sole voting and investment power with respect to the shares indicated, except as otherwise stated in the notes to the table.



                                                        NUMBER OF SHARES       PERCENTAGE OF OUTSTANDING
        NAME AND ADDRESS OF BENEFICIAL OWNER          BENEFICIALLY OWNED(1)          COMMON STOCK
        ------------------------------------          ---------------------    -------------------------
Peter R. Bleyleben(2)...............................        1,684,960                    17.04%
Brian E. Boyle(3)...................................        2,240,000                    22.66%
Torrence C. Harder(4)...............................        2,083,452                    21.07%
Jeffrey Parker(5)...................................          340,840                     3.45%
Alan Zakon..........................................           40,000                        *
Richard F. Latour...................................          342,222                     3.46%
J. Gregory Hines....................................           25,080                        *
John Plumlee........................................           34,000                        *
Carol Salvo.........................................           18,000                        *
All directors and executive officers as a group (9
  persons)..........................................        6,808,554                    68.87%


---------------
 *  Less than 1%.

(1) Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

(2) Includes 19,600 shares of Common Stock owned by Dr. Bleyleben's mother for which Dr. Bleyleben disclaims beneficial ownership.

(3) Includes 716,800 shares of Common Stock owned by Dr. Boyle's former spouse over which Dr. Boyle retains voting control, for which Dr. Boyle disclaims beneficial ownership.

(4) Includes 100,000 shares of Common Stock held in trust for Mr. Harder's daughter, Lauren E. Harder, over which Mr. Harder retains sole voting and investment power as the sole trustee; 100,000 shares of Common Stock held in trust for Mr. Harder's daughter, Ashley J. Harder, over which Mr. Harder maintains voting and investment power as the sole trustee; 375,572 shares of Common Stock owned by Entrepreneurial Ventures, Inc. over which Mr. Harder retains shared voting and investment power through his ownership in, and positions as President and Director of, Entrepreneurial Ventures, Inc.; and 34,046 shares of Common Stock owned by Lightbridge, Inc. over which Mr. Harder retains shared voting and investment power through his ownership in, and position as Director of, Lightbridge, Inc.


(5) Owned by the Parker Family Limited Partnership over which Mr. Parker retains shared voting and investment power through his ownership in, and position as Director of, the general partner of the Parker Family Limited Partnership.

                              SELLING STOCKHOLDERS

     Set forth below is information as to each Selling Stockholder, the number of shares of Common Stock of the Company beneficially owned prior to the Offering, the number of shares of Common Stock which may be offered as set forth on the cover of this Prospectus and the number and percentage (if one percent or more) of shares of Common Stock to be beneficially owned after the Offering by such Selling Stockholder assuming all offered shares are sold and assuming that in each case that the Underwriters do not exercise their over-allotment option.


                                           SHARES BENEFICIALLY                     SHARES TO BE
                                              OWNED PRIOR TO                    BENEFICIALLY OWNED
                                             THE OFFERING(1)       SHARES     AFTER THE OFFERING(1)
                                           --------------------     BEING     ----------------------
NAME OF SELLING STOCKHOLDER                 NUMBER      PERCENT    OFFERED      NUMBER      PERCENT
---------------------------                ---------    -------    -------    ----------    --------
Peter R. Bleyleben(2)....................  1,665,360     16.84%    129,550    1,535,810      11.52%
Torrence C. Harder(3)....................  1,673,834     16.93     130,250    1,543,584      11.58
Brian E. Boyle(4)........................  1,523,200     15.41     118,500    1,404,700      10.54
Rosemary Boyle(5)........................    716,800      7.25      80,050      636,750       4.78
Entrepreneurial Ventures, Inc............    375,572      3.80      29,200      346,372       2.60
Spindle Limited Partnership..............    368,688      3.73      30,000      338,688       2.54
Richard F. Latour(6).....................    342,222      3.46      35,450      306,772       2.30
Rock Creek Partnership...................    241,660      2.44      18,125      223,535       1.68
Arthur J. Epstein........................    227,680      2.30      15,000      212,680       1.60
Maureen Curran(7)........................     78,000         *       8,200       69,800          *
John Plumlee(8)..........................     34,000         *       3,725       30,275          *
Steven Obana(9)..........................     18,000         *       1,950       16,050          *


---------------
  *  Less than 1%.

 (1) Unless otherwise indicated in the footnotes, each of the stockholders named in this table has sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by such stockholder, except to the extent that authority is shared by spouses under applicable law.

 (2) Excludes 19,600 shares of Common Stock owned by Dr. Bleyleben's mother for which Dr. Bleyleben disclaims beneficial ownership. Dr. Bleyleben has served as President, Chief Executive Officer and Director of the Company or its predecessor since June 1987.

 (3) Includes 100,000 shares of Common Stock held in trust for Mr. Harder's daughter, Lauren E. Harder over which Mr. Harder retains sole voting and investment power as the sole trustee; and 100,000 shares of Common Stock held in trust for Mr. Harder's daughter, Ashley J. Harder over which Mr. Harder maintains voting and investment power as the sole trustee. Excludes 34,046 shares of Common Stock owned by Lightbridge, Inc. over which Mr. Harder retains shared voting and investment power through his ownership in, and position as Director of, Lightbridge, Inc. and 375,572 shares of Common Stock owned by Entrepreneurial Ventures, Inc. over which Mr. Harder retains shared voting and investment power through his ownership in, and position as President and Director of, Entrepreneurial Ventures, Inc. Mr. Harder has served as a Director of the Company since 1986.

 (4) Includes 1,523,200 shares held in Dr. Boyle's individual retirement account ("IRA"). Excludes 716,800 shares of Common Stock owned by Rosemary Boyle, Dr. Boyle's former spouse, over which Dr. Boyle retains voting control, for which Dr. Boyle disclaims beneficial ownership. Dr. Boyle, Chairman of the Board of Directors from 1985 to 1995, has served as a Director of the Company or its predecessor since 1985.

 (5) Held in Ms. Boyle's IRA.


 (6) Mr. Latour has served as Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary of the Company since 1995.



 (7) Includes 4,454 shares of Common Stock issuable under options granted to Ms. Curran pursuant to the 1987 Stock Option Plan.



 (8) John Plumlee has served as Vice President, MIS, of the Company since 1990.



 (9) Steven Obana has served as Vice President, Marketing--West Coast of Leasecomm since January 1995.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The Company maintains a diverse mix of funding sources which include its Credit Facilities, Subordinated Debt, and an asset securitization program. Historically, the Company has used each of these three sources to fulfill its liquidity needs.


     Credit Facilities. Leasecomm Corporation is the borrower (the "Borrower") under agreements with two separate bank groups which provide revolving credit and term loan facilities. The Borrower draws on its facilities regularly, using them as principal sources of funds for its operations. The first facility, led by Fleet Bank, N.A., is a $105 million revolving credit and term loan facility, of which $67.4 million in revolving credit and term loans was outstanding as of September 30, 1998 (the "Fleet Facility"). The second facility, led by BankBoston, N.A., is a $35 million revolving credit and term loan facility, of which $29.7 million in revolving credit and term loans was outstanding as of September 30, 1998 (the "BankBoston Facility"). The Borrower and the lenders under these facilities have entered into an intercreditor agreement which governs the relationship among the lenders under each facility as secured creditors of the Company.



     The terms of the two facilities are substantially similar. Both are two-year facilities, with the Borrower retaining the option to renew for one year. All balances under the revolving lines of credit will be automatically converted to term loans ("Conversion Term Loans") on July 31, 1999 (the "Commitment Termination Date"), provided the line of credit is not renewed and no event of default exists at that date. All amounts outstanding under the Conversion Term Loans under the Fleet Facility are payable in monthly installments over the weighted average life of the underlying leases and contracts relating to such loans, but in any case no later than the fourth anniversary of the Commitment Termination Date. Amounts outstanding under the Conversion Term Loan under the BankBoston Facility are payable in monthly installments over the two-year period following the Commitment Termination Date. Both facilities provide for a maximum borrowing amount equal to specified percentages of the present value of the remaining scheduled payments due on the leases and contracts funded with advances under such facilities or, in the case of certain eligible leases, the lesser of such specified percentage or 100% of the adjusted cost basis of the equipment underlying such lease. Prior to the Commitment Termination Date, amounts may be borrowed under the Fleet Facility as revolving credit loans or term loans ("Fleet Credit Period Term Loans"). Fleet Credit Period Term Loans are repaid in monthly installments over the weighted average life of the underlying leases or contracts funded with such loans, but in any event, no later than the fourth anniversary of the Commitment Termination Date. Under the Fleet Facility, $6.5 million was borrowed as a term loan, all of which is due on the Commitment Termination Date, and the remaining availability may be borrowed as revolving credit loans. Outstanding borrowings with respect to the revolving lines of credit bear interest at LIBOR plus 1.85% or the applicable agent's prime or base rate. Outstanding Fleet Credit Period Term Loans and Conversion Term Loans bear interest at LIBOR plus 2.50% or the applicable agent's prime or base rate plus 2.25%. All loans may be prepaid at any time in whole or in part, subject to breakage fees for termination of a LIBOR loan prior to the last day of the interest period for such LIBOR loan. Borrowings are collateralized by pledged leases and service contracts and are guaranteed by the Company.


     Each of the facilities limits the payment of dividends in any fiscal year to no more than 50% of Consolidated Net Income (as hereinafter defined) of the Company and its subsidiaries for the immediately preceding fiscal year, determined in accordance with generally accepted accounting principles ("GAAP").

     Each of the facilities is also subject to covenants, events of default and other standard terms and conditions usual in facilities of this nature, including: the Company and its subsidiaries may not (i) permit the existence of certain liens; (ii) guarantee certain obligations of other persons; (iii) merge or consolidate with any other person, acquire all or substantially all of the assets or stock of any other person or sell all or any substantial part of its assets or create new subsidiaries; (iv) make any material change in its business; (v) prepay any other indebtedness for borrowed money, including the Subordinated Debt; (vi) make capital expenditures in any year in excess of 20% of Consolidated Tangible Net Worth (as hereinafter defined) as of the end of the immediately preceding fiscal year; and (vii) enter into certain transactions with affiliates. Further, the Company may not incur additional indebtedness, other than (i) indebtedness under each Credit Facility; (ii) purchase money indebtedness; (iii) unsecured indebtedness; (iv) certain existing indebtedness, including Subordinated Debt; and (v) indebtedness under lender hedge agreements. In addition, under the Fleet Facility, the Company may not issue any shares of its capital stock or any security convertible into capital stock, if, after giving effect to such issuance, Peter R. Bleyleben, Brian E. Boyle and Torrence
C. Harder (the "Principal Stockholders") own less than 45%, or own and/or control in the aggregate less than 80%, of the issued and outstanding shares of capital stock of the Company on a fully diluted basis (assuming the exercise of all outstanding stock options), having ordinary voting rights for the election of directors.


     The Company has obtained a permanent waiver of the covenants contained in the Fleet Facility which prohibit the prepayment of any Subordinated Debt and require the Principal Stockholders to continue to own at least 45%, or own and/or control in the aggregate at least 80%, of the capital stock of the Company.



     The Company is also required to maintain certain financial covenants, including, among others, (i) to maintain at all times a ratio of Consolidated Indebtedness (as hereinafter defined) to Consolidated Tangible Capital Funds (as hereinafter defined) of not more than 6.5:1.0; (ii) to maintain at all times a Consolidated Tangible Net Worth (as hereinafter defined) of not less than the sum of (a) $5,500,000 and (b) 50% of the aggregate amount of Consolidated Net Income of the Company and its subsidiaries for each of the fiscal quarters ending after December 31, 1994 but without deducting therefrom any amount of Consolidated Net Deficit (as hereinafter defined) for any of such fiscal quarters; (iii) to maintain at all times an allowance for bad debt of the Company and its subsidiaries of at least 5% of Gross Lease Installments (as hereinafter defined); and (iv) to achieve as of the end of each fiscal quarter a Fixed Charge Ratio (as hereinafter defined) of the Company and its subsidiaries of not less than 1.25:1.00. As of September 30, 1998, the Company was in compliance with all covenants under these facilities.


     As used in each Credit Facility, the term "Consolidated Indebtedness" means the consolidated Indebtedness (excluding Subordinated Debt but including non-recourse indebtedness) of the Company and its subsidiaries determined in accordance with GAAP; "Consolidated Net Income" and "Consolidated Net Deficit" mean the consolidated net income (or deficit) of the Company and its subsidiaries, determined in accordance with GAAP; provided, however, that Consolidated Net Income and Consolidated Net Deficit shall not include amounts added to such net income (or deficit) in respect of the write-up of any asset; the term "Consolidated Tangible Capital Funds" means the sum, with respect to the Company and its subsidiaries, on a consolidated basis, of (a) capital stock,
(b) additional paid-in capital, (c) retained earnings and (d) Subordinated Debt less (x) organizational costs and good will, (y) treasury stock and (z) 25% of debt issue costs determined in accordance with GAAP; the term "Consolidated Tangible Net Worth" means the sum, with respect to the Company and its subsidiaries on a consolidated basis, of (a) capital stock, (b) additional paid-in capital and (c) retained earnings, less the sum of (x) organizational costs and goodwill, (y) treasury stock and (z) 25% of debt issue costs determined in accordance with GAAP; the term "Fixed Charge Ratio" means the ratio of Consolidated Earnings, during any fixed period consisting of the preceding four consecutive fiscal quarters, to Fixed Charges, payable during such period; and the term "Gross Lease Installments" means the aggregate receivables due to the Borrower from all leases of equipment. In addition, "Consolidated Earnings" means the sum of Consolidated Net Income plus, on a consolidated basis for the Company and its subsidiaries, (a) all provisions for any deferred federal, state or other taxes plus (b) interest on indebtedness (including payments on capitalized lease obligations in the nature of interest), all as determined in accordance with GAAP; and "Fixed Charges" means on a consolidated basis for the Company and its subsidiaries, the scheduled payments of interest on all indebtedness (including payments on capitalized lease obligations in the nature of interest).


     As of September 30, 1998, on a pro forma basis after giving effect to the consummation of the Offering and the anticipated use of $10.3 million of the net proceeds thereof to repay Junior Subordinated Notes, $9.5 million of the net proceeds to repay indebtedness outstanding under the senior Subordinated Debt and $26.4 million of the net proceeds to repay indebtedness outstanding under the Credit Facilities, (i) the Company's ratio of Consolidated Indebtedness to Consolidated Tangible Capital Funds would have been 1.85:1.0; and (ii) Consolidated Tangible Net Worth would have been $73.5 million, which was $55.6 million in excess of the sum of (a) $5.5 million or (b) $17.9 million (which amount constitutes $5.5 million plus 50% of the aggregate amount of Consolidated Net Income of the Company and its subsidiaries for each of the fiscal quarters ending after December 31, 1994 but without deducting therefrom any amount of Consolidated Net Deficit for any of such fiscal quarters). As of such date, the Company's allowance for bad debt was 9.3% of the

Company's Gross Lease Installments as of such date. On a pro forma basis, assuming that the Offering and the repayment of indebtedness occurred on April 1, 1997, the Company's Fixed Charge Ratio would have been 3.68:1.0.



     Set forth below is a summary of the material terms of the Company's notes payable under these facilities as of December 31, 1998.



                                                              PRINCIPAL AMOUNT
                            BANK                                OUTSTANDING       FIXED/FLOATING     RATE
                            ----                              ----------------    --------------     ----
(dollars in millions)
Fleet Bank, N.A.............................................       $15.0             Floating       7.4068%(a)
Fleet Bank, N.A.............................................        20.0             Floating       7.3939(a)
Fleet Bank, N.A.............................................         3.7                Fixed         7.75
BankBoston, N.A.............................................        10.0             Floating       7.1938(a)
BankBoston, N.A.............................................         7.5             Floating       7.4103(a)
Fleet Bank, N.A./BankBoston.................................         6.5             Floating        Prime
                                                                   -----
                                                                   $62.7
                                                                   =====


---------------

(a) Based on LIBOR as of December 31, 1998 plus 1.85%. The Company periodically enters into interest rate swaps to hedge its floating rate exposure. Rate shown represents swapped fixed rate. LIBOR loans not renewed at maturity automatically convert to prime rate loans.


SUBORDINATED DEBT


     Since the Company's founding in 1986, Subordinated Debt has been an important component of its funding program for two reasons. First, the Company's Subordinated Debt is treated as equity in calculating the financial covenants under the Company's Credit Facilities, allowing the Company to leverage its common equity to a greater extent. Second, the Company uses its Subordinated Debt program as a source of funding for leases, contracts and loans of certain products which otherwise are not eligible for funding under the Credit Facilities and for potential portfolio purchases. Over the last decade, the Company has expanded its Subordinated Debt program by extending maturities, increasing issuance frequency, and expanding its investor universe to include banks, insurance companies, and individual investors. The table below sets forth selected information as of December 31, 1998 with respect to the Company's current outstanding issuances:



                                                                                  DATE OF
                                        PRINCIPAL AMOUNT            ------------------------------------
                                          OUTSTANDING       RATE         ISSUE              MATURITY
(dollars in millions)                   ----------------    ----         -----              --------
Massachusetts Mutual Life Insurance
  Co..................................       $ 4.5          12.0%     August 1, 1994       July 15, 2001(a)
Rothschild Inc........................         4.6          12.25   October 17, 1996     October 1, 2001(b)
Aegon Insurance Group.................         5.0          12.6    October 15, 1996    October 15, 2003(c)
                                             -----
                                              14.1
Others(d).............................        10.3
                                             -----
                                             $24.4
                                             =====


---------------

(a) Repayment schedule requires annual principal payments of $1.5 million, commencing July 15, 1997, until the note matures.



(b) Repayment schedule requires monthly principal payments of $125,000 for the period from November 1, 1998 through October 1, 2000, after which time principal payments increase to $167,000 per month from November 1, 2000 until maturity. The Company made a principal payment of $125,000 under the Rothschild Inc. subordinated note on January 1, 1999.


(c) Repayment schedule requires quarterly payments of $250,000 commencing March 15, 1999 until maturity.


(d) Issued in private placements to various individual investors at interest rates ranging from 8.0% to 12.0% at December 31, 1998, with maturities ranging from April 1, 1999 to December 1, 2003.

     Other than as set forth above, the terms of the Note Agreements covering the Massachusetts Mutual Life Insurance Co. subordinated notes (the "MassMutual Agreement"), the Rothschild Inc. subordinated notes (the "Rothschild Agreement") and the Aegon Insurance Group subordinated notes (the "Aegon Agreement", and together with the MassMutual Agreement and the Rothschild Agreement, collectively, the "Subordinated Note Agreements") are substantially similar. All amounts outstanding under the Subordinated Note Agreements may be prepaid, subject to the payment of a "Make-Whole Amount" equal to the excess of (i) the present value of the remaining principal payments due and owing under each agreement plus the amount of interest that would have been payable in respect of such dollar amount, determined by discounting amounts at the Reinvestment Rate from the respective dates on which they would have been payable over (ii) 100% of the principal amount of the outstanding notes being prepaid. The "Reinvestment Rate" is 2.00% plus the arithmetic mean of the treasury constant maturity yields corresponding to the weighted average life to maturity of the principal being repaid. In the case of the Aegon Note Agreement and the MassMutual Agreement, if the Reinvestment Rate is equal to or higher than the interest rate on the applicable note, the Make-Whole Amount would be zero.


     Each Subordinated Note Agreement permits the payment of dividends on the Common Stock so long as the aggregate amount paid during the period from January 1, 1994 (January 1, 1996 in the case of the Aegon Agreement) to and including the date of the dividend payment would not exceed the sum of (A) 35% of consolidated net income for such period, computed on a cumulative basis for the entire period (or if such consolidated net income is a deficit figure, then minus 100% of such deficit) plus (B) the net cash proceeds from the sale after January 1, 1994 (January 1, 1996 in the case of the Aegon Agreement) of capital stock of the Company plus (C) the aggregate principal amount of any debt of the Company which has been converted after January 1, 1994 (January 1, 1996 in the case of the Aegon Agreement) into capital stock of the Company minus (D) since January 1, 1994 (January 1, 1996 in the case of the Aegon Agreement), the aggregate amount of dividends paid on the Preferred Stock, prepayments of principal under the subordinated notes listed under "Others" in the above table ("Junior Subordinated Notes") and amounts paid to purchase, redeem or retire any shares of its capital stock. In addition, the Company is required to make an offer of prepayment to holders of the notes outstanding under the Subordinated Note Agreements upon a change of control, defined as any issue, sale or other disposition of shares of capital stock of the Company which results in any person or group of persons acting in concert (other than Dr. Bleyleben, Dr. Boyle and Mr. Harder and their affiliates) owning more than 50% of the voting stock of the Company.


     Each of the Subordinated Note Agreements is also subject to covenants, events of default and other standard terms and conditions usual in agreements of this nature, including the following: the Company and its subsidiaries may not
(i) permit the existence of certain liens; (ii) guarantee certain obligations of other persons; (iii) merge or consolidate with any other person, acquire all or substantially all of the assets or stock of any other person or sell all or any substantial part of its assets or create new subsidiaries; (iv) make any material change in its business; (v) prepay the Junior Subordinated Notes, except for limited principal amounts in any 12-month period; (vi) enter into certain transactions with affiliates; and (vii) incur additional indebtedness, other than certain permitted indebtedness. In addition, at all time while the notes are outstanding under the Subordinated Note Agreements, the Company must maintain a $1,500,000 key man life insurance policy on Dr. Bleyleben, and under the Rothschild Agreement, Dr. Bleyleben must continue to serve as Chief Executive Officer and hold at least 12.0% of the voting stock of the Company on a diluted basis. The Company has obtained a permanent waiver of the prohibition on prepayment of the Junior Subordinated Notes and the requirement that Dr. Bleyleben hold at least 12.0% of the Common Stock.



     The Company is also required under the Subordinated Note Agreements to maintain certain financial covenants, including, among others, (i) to maintain at all times an allowance for bad debts reserve in an amount not less than 100% of Delinquent Billed Lease Receivables (as hereinafter defined) (150% in the Aegon Agreement for any period during which the Adjusted Interest Coverage Ratio (as hereinafter defined) is less than 1.10 to 1.00); (ii) maintain at all times consolidated net worth at least equal to the greater of (a) $9.0 million or (b) the sum of stockholders' equity as of January 1, 1994 plus an amount equal to 65% of consolidated net income for the period from January 1, 1994 to the date of any determination thereof, computed on a consolidated basis for the entire period; and (iii) maintain for each period of four consecutive quarters a ratio of Net Income Available for Interest Charges (as hereinafter defined) to interest charges of 1.25 to 1.00. In addition, the Rothschild Agreement requires the Company to maintain the following financial covenants,
(i) to ensure at all times that consolidated senior debt does not exceed 700% of Adjusted Consolidated Net Worth (as hereinafter defined); (ii) to ensure at all times that consolidated Subordinated Debt other than Junior Subordinated Notes does not exceed 150% of Consolidated Net Worth (as hereinafter defined); and
(iii) to maintain at all time a ratio of senior debt plus consolidated Subordinated Debt other than Junior Subordinated Notes to stockholders' equity of not more than 18.0:1.0.


     As used herein, "Adjusted Consolidated Net Worth" means an amount equal to the sum of (i) Consolidated Net Worth plus (ii) Senior Subordinated Debt; "Adjusted Interest Coverage Ratio" means the ratio of Adjusted Net Income Available for Interest Charges to interest charges; "Adjusted Net Income Available for Interest Charges" means Net Income Available for Interest Charges less the Bad Debts Reserve Deficiency; "Bad Debts Reserve Deficiency" means 150% of Delinquent Billed Lease Receivables less the bad debts reserve; "Consolidated Net Worth" means, as of the date of any determination thereof, the sum of (a) stockholders' equity plus (b) the aggregate principal amount of the Junior Subordinated Notes outstanding; "Delinquent Billed Lease Receivables" shall mean receivables due in respect of leases of equipment which remain unpaid 90 or more days after the due date thereof; and "Net Income Available for Interest Charges" means, for any period, the sum of (i) consolidated net income during such period plus (to the extent deducted in determining consolidated net income), (ii) all provisions for any Federal, state or other income taxes made by the Company and its subsidiaries during such period and (iii) interest charges of the Company and its subsidiaries during such period.


     As of September 30, 1998, on a pro forma basis after giving effect to the consummation of the Offering and the anticipated use of $10.3 million of the net proceeds thereof to repay Junior Subordinated Notes, $9.5 million of the net proceeds to repay indebtedness outstanding under the senior Subordinated Debt and $26.4 million of the net proceeds to repay indebtedness outstanding under the Credit Facilities, (i) the Company's consolidated net worth would have been $73.5 million, which was $50.6 million in excess of the greater of (a) $9.0 million and (b) the sum of stockholders' equity as of January 1, 1994 plus an amount equal to 65% of consolidated net income for the period from January 1, 1994 to September 30, 1998 (assuming that the Offering and the repayment of indebtedness occurred on January 1, 1994); (ii) consolidated senior debt would have been 129% of Adjusted Consolidated Net Worth; (iii) consolidated Subordinated Debt other than Junior Subordinated Notes would have been 6.8% of Consolidated Net Worth; and (iv) the ratio of senior debt plus consolidated Subordinated Debt other than Junior Subordinated Notes to stockholders' equity would have been 1.61:1.0. As of September 30, 1998, the Company's allowance for bad debts reserve was 101% of Delinquent Billed Lease Receivables. On a pro forma basis, assuming that the Offering and the repayment of indebtedness occurred on October 1, 1997, the ratio of Net Income Available for Interest Charges to interest charges would have been 3.68:1.0.


SECURITIZATION PROGRAM


     The Company has completed six private Securitizations since its inception for an aggregate amount of $141.9 million. The securitized receivables remain on the Company's balance sheet. As a result, the Company does not use gain-on-sale accounting. MBIA, Inc. has provided credit enhancement for all Securitizations except the first offering. Each Securitization except the first offering was rated 'AAA' by Standard and Poor's and 'Aaa' by Moody's Investor Services, Inc. The first securitization was rated 'AA' by Duff & Phelps.

     The table below sets forth selected information as of December 31, 1998 with respect to the Company's six Securitizations:



                                       PRINCIPAL AMOUNT
                                     ---------------------                      STATED
              SERIES                 ORIGINAL    REMAINING    COUPON(A)        MATURITY
              ------                 --------    ---------    ---------        --------
                                     (DOLLARS IN MILLIONS)
1992-1.............................   $  7.9          --        7.23%                   (b)
1993-1.............................      6.1          --        5.17                    (b)
1994-A.............................     18.9          --        7.33                    (b)
1996-A.............................     23.4       $ 5.3        6.69           May 16, 2000
1997-A.............................     44.8        23.4        6.42       January 16, 2003
1998-A.............................     40.8        38.7        6.03           May 17, 2004
                                      ------       -----
                                      $141.9       $67.4
                                      ======       =====


---------------
(a) Monthly equivalent.

(b) Repaid.


     Each of the Indentures pursuant to which each of the Series 1996-A, 1997-A and 1998-A Lease-Backed Term Notes were issued (the "1996-A Indenture", the "1997-A Indenture" and the "1998-A Indenture," respectively) requires the Company to repurchase leases from the respective trusts if the status of such leases result in the Company breaching the representations and warranties made by the Company at the time of the Securitization.



     Each Indenture also contains "Trigger Events" which would have the effect of increasing the amount of principal distributable to holder of each series of notes on each payment date thereafter and which may cause the removal of the Company as servicer under each pool of leases. A "Trigger Event" is defined as the occurrence of any one of the following: (i) for any three consecutive due periods, the average of the Annualized Default Rates (as hereinafter defined) for such consecutive due periods shall be equal to or greater than the Maximum Default Rate (as hereinafter defined); (ii) in any due period, the Annualized Default Rate is equal to or greater than three times the Maximum Default Rate;
(iii) in any two consecutive due periods, the sum of the Annualized Default Rates for such due periods is equal to or greater than three times the Maximum Default Rate; (iv) for any three consecutive due periods, the average of the Delinquency Rates (as hereinafter defined) is equal to or greater than the Maximum Delinquency Rate (as hereinafter defined); (v) the Net Worth Requirement (as hereinafter defined) is not met; (vi) both of Peter von Bleyleben and Richard Latour cease working for the Reported Companies (as hereinafter defined) or become deceased or unable to work for six months or more; (vii) either (a) any person or group of persons (within the meaning of Section 13(d) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Peter von Bleyleben, Brian Boyle and Torrence Harder (the "Key Shareholders") shall own, beneficially or of record, or control by contract or otherwise, more than 50% of the issued and outstanding shares of capital stock, on a fully diluted basis, of the Company having ordinary voting rights for the election of directors, (b) the Key Shareholders shall own, beneficially or of record, in the aggregate less than 45%, or own, beneficially or of record, or control, by contract or otherwise, in the aggregate less than 60% of the issued and outstanding shares of capital stock, on a fully diluted basis, of the Company having ordinary voting rights for the election of directors; provided, that this clause (b) shall not apply if and for so long as the Company shall be subject to the reporting requirements of the Exchange Act, or (c) the Company shall own, beneficially or of record, or control, by contract or otherwise, in the aggregate less than 100% of the issued and outstanding shares of capital stock of Leasecomm; (viii) the issuer or the trust estate is required to register as an "investment company" under the Investment Company Act of 1940, as amended; (ix) an event of default occurs under the Indenture or certain events of bankruptcy or insolvency occur with respect to the Company as servicer; (x) any Reported Company shall be in default under the Fleet Facility or the BankBoston Facility; or (xi) the Available Cash Requirement (as hereinafter defined) is not met. Each of the Indentures permits the Company to repurchase leases that are being prepaid, that are terminated early or that have defaulted or gone delinquent and to deliver a substitute lease under certain circumstances in order to prevent such Trigger Event from occurring.

     As used herein, (i) "Annualized Default Rate" means, for any due period, the sum of the Implicit Principal Balances (as hereinafter defined) as of the calculation date occurring in such due period of leases that became defaulted leases during such due period (including any leases that have been purchased or substituted) minus the sum of recoveries, residual proceeds, and servicing charges received during such due period, divided by the Aggregate IPB (as hereinafter defined) on the calculation date immediately preceding such due period, multiplied by twelve; (ii) "Available Cash Requirement" means that, as of each calculation date and as reflected on each monthly report of the Company, the sum of (a) unrestricted cash and (b) amounts available for borrowing by the Reported Companies under their credit facilities is not less than $14,000,000;
(iii) "Delinquency Rate" means, for any due period, the sum of the Implicit Principal Balances as of the calculation date occurring in such due period of leases that are more than 30 days delinquent, as of such calculation date (including any leases that have been purchased or substituted), divided by the Aggregate IPB on such calculation date (including any leases that have been purchased or substituted); (iv) "Implicit Principal Balance" of a lease receivable is equal to, as of any date of determination, the present value of the remaining stream of scheduled payments due with respect to such lease receivable after the applicable calculation date at a specified formula; (v) "Aggregate Implicit Principal Balance" as of any time is equal to the sum of the Implicit Principal Balances for each series of notes outstanding at that time;
(vi) "Maximum Default Rate" equals 7%; (vii) "Maximum Delinquency Rate" equals 14.5%; (viii) "Minimum Net Worth Amount" means an amount equal to $24,950,000, provided, however, that if the Company becomes subject to the reporting requirements of the Exchange Act, such amount shall be reset to ninety percent (90%) of the Tangible Net Worth (as hereinafter defined) of the Reported Companies as of the close of the month in which such event occurs; (ix) "Net Worth Requirement" means that the Tangible Net Worth of the Company, Leasecomm and their affiliates (the "Reported Companies"), determined as of the close of each fiscal quarter, is equal to at least the Minimum Net Worth Amount plus 60% of the aggregate amount of consolidated net income of the Reported Companies for each of the fiscal quarters ending after the last determination of the Minimum Net Worth Amount, but without deducting therefrom any amount of consolidated net losses for any of such fiscal quarters; provided however that all such amounts shall be calculated in accordance with generally accepted accounting principles as in effect on December 31, 1997; and (x) "Tangible Net Worth" means as of the applicable date of determination, the sum, with respect to the Reported Companies on a consolidated basis, of (a) capital stock, (b) additional paid-in capital and (c) retained earnings, less the sum of (x) organizational costs and good will, (y) treasury stock and (z) 25% of debt issuance costs.


     The Company intends to use securitizations and other similar structured finance transactions as vehicles for minimizing the Company's cost of funds associated with financing its leases. While the Company currently intends to keep its Securitizations on its balance sheet, the Company may in the future securitize receivables which will not remain on its balance sheet.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").


     The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Company's Restated Articles of Organization, as amended (the "Articles") and By-Laws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and to the applicable provisions of the Massachusetts Business Corporations Act.


COMMON STOCK


     As of December 31, 1998, 9,913,166 shares of Common Stock were outstanding and held of record by 86 persons. Upon completion of the Offering and the conversion of the Company's outstanding redeemable convertible preferred stock, 13,332,766 shares of Common Stock will be outstanding, excluding 120,380 shares of Common Stock issuable upon exercise of options granted under the 1987 Stock Option Plan and 142,590 shares held in the Company's treasury as of December 31, 1998.

     The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Common Stock. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding are able to elect all the directors and the holders of the remaining shares are not able to elect any directors. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has paid cash dividends quarterly on its Common Stock since August 1995. See "Risk Factors -- Change in Dividend Policy" and "Dividend Policy." The shares of Common Stock have no preemptive rights, redemption rights, or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's authorized Preferred Stock consisted of 5,000,000 shares of Preferred Stock, none of which is outstanding. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors of the Company with such designations, voting powers, preferences and relative participating optional or other special rights, and qualifications, limitations and restrictions on such rights, as the Board of Directors of the Company may authorize, including, but not limited to: (i) the number of shares that will constitute such series; (ii) the voting rights, if any, of shares of such series and whether the shares of any such series having voting rights shall have multiple votes per share; (iii) the dividend rate on the shares of such series, any restriction, limitation or condition upon the payment of such dividends, whether dividends shall be cumulative and the dates on which dividends are payable; (iv) the prices at which, and the terms and conditions on which, the shares of such series may be redeemed, if such shares are redeemable;
(v) the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of such series; (vi) any preferential amount payable upon shares of such series in the event of the liquidation, dissolution or winding-up of the Company or the distribution of its assets; and (vii) the prices or rates of conversion of which, and the terms and conditions on which, the shares are convertible.

MASSACHUSETTS LAW AND CERTAIN CHARTER PROVISIONS

     Following the Offering, the Company expects that it will have more than 200 stockholders, thus making it subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. This statute generally prohibits a publicly-held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. By a vote of a majority of its stockholders, the Company may elect not to be governed by Chapter 110F, but such an amendment would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder prior to the adoption of the amendment. The Company has not elected to opt out of this coverage.


     Chapter 156B, Section 50A of the Massachusetts General Laws generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute's coverage. The Company's Restated Articles of Organization provide for a classified board in compliance with such statute and the Board of

Directors of the Company has established a classified board consisting of three classes as nearly equal in size as possible.


     The Company is subject to Chapter 110D of the Massachusetts General Laws which governs "control share acquisitions," which are certain acquisitions of beneficial ownership of shares which raise the voting power of the acquiring person (which can be a group of persons or entities sharing beneficial ownership) above any one of three thresholds: one-fifth, one-third or one-half of the total voting power. All shares acquired by the person making the control share acquisition within the period beginning 90 days before and ending 90 days after each threshold is crossed ("Affected Shares") obtain voting rights only
(i) upon authorization by a majority of the stockholders other than the holder of the Affected Shares, officers of the Company and directors of the Company who also are employees of the Company or (ii) when disposed of in non-control share acquisitions. The Company's stockholders, at a duly constituted meeting, may, by amendment to the By-Laws or the Articles of Incorporation, provide that the provisions of Chapter 110D shall not apply to future control share acquisitions of the Company. Management currently has no plans to propose such an amendment. Chapter 110D may have the effect of delaying or preventing a change of control of the Company at a premium price. In addition, because the number of shares of Common Stock entitled to vote is substantially less than the total number of outstanding shares of Common Stock, holders of shares of Common Stock purchased in transactions which are not control share acquisitions, and which occur at a time when there are Affected Shares outstanding, will obtain voting rights which are disproportionate to the number of shares held as a percentage of all outstanding shares (including Affected Shares), which may facilitate the acquisition of shareholdings which may permit the exercise of a controlling influence on the management or policies of the Company.

     In certain circumstances in connection with a control share acquisition, stockholders of the Company will be entitled to appraisal of their shares in accordance with the provisions of Section 86 to 98, inclusive, of Chapter 156B of the Massachusetts General Laws.

     The Company's Articles and Bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions authorizing the issuance of "blank check" preferred stock, providing for a Board of Directors with staggered terms, requiring super-majority or class voting to effect certain amendments to the Articles and Bylaws and to approve certain business combinations, limiting the persons who may call special stockholders' meetings, and establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is State Street Bank and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 13,332,766 shares of Common Stock outstanding without taking into account any outstanding options or options which may be granted following consummation of the Offering. All of the shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company ("Affiliates") or acting as "underwriters," as those terms are defined in the Securities Act. All of the Common Stock held by existing stockholders of the Company were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act ("Restricted Shares"). These shares may be sold in the public market only if registered or pursuant to an exemption from registration such as those afforded by Rules 144 and 701 under the Securities Act. Subject to the lock-up period described below (See "Underwriting"), all of the remaining outstanding shares of Common Stock and the shares of Common Stock issuable upon conversion of the Series C Preferred Stock will be freely tradeable at the end of the 90-day period after the date of this Prospectus under Rules 144 and 701, subject to the restrictions on resale imposed upon Affiliates by Rule 144 under the Securities Act.


     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, an Affiliate of the Company or other person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding Common Stock or (ii) the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks immediately preceding such sale. Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an Affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned Restricted Shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.

     Under Rule 701, an employee of the Company who purchased shares of Common Stock or was awarded options to purchase shares pursuant to a written compensation plan or contract meeting the requirements of Rule 701 under the Securities Act is entitled to rely on the resale provisions of Rule 701, which permits Affiliates and non-Affiliates to sell their Rule 701 shares without having to comply with the holding period restrictions of Rule 144, in each case commencing 90 days after the date of this Prospectus. In addition, non-Affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.


     Subject to the lock-up period described below under "Underwriting" and the restrictions imposed on Affiliates of the Company under Rule 144, all of the Restricted Shares will be eligible for sale at the end of the 90-day period after the date of this Prospectus pursuant to Rules 144 and 701 under the Securities Act, without any restrictions imposed under those Rules.



     An aggregate of 2,120,380 shares of Common Stock are reserved for issuance to directors, executives, consultants and employees of the Company pursuant to the Stock Option Plans. The Company intends to file a registration statement on Form S-8 covering the issuance of shares of Common Stock pursuant to the Stock Option Plans. Accordingly, shares issued pursuant to the Stock Option Plans will be freely tradeable, subject to the restrictions on resale imposed on Affiliates by Rule 144 under the Securities Act.


     Prior to the Offering, there has been no public market for the Common Stock. Trading of the Common Stock is expected to commence following the completion of the Offering. There can be no assurance that an active trading market will develop or continue after the completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. No predictions can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock, or the ability of the Company to raise capital through the issuance of additional equity securities.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS


     A general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a "Non U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation or partnership organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if and only if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States trustees have the authority to control all substantial decisions of the trust. The discussion is based on current law and is provided for general information only. The discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income and estate tax laws that may be relevant to Non-U.S. Holders that may be subject to special treatment under such laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.


DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form 4224 is filed with the withholding agent or (ii) if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder. If either exception applies, the dividend will be taxed at ordinary U.S. federal income tax rates. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim the benefit of an applicable treaty rate or otherwise claim a reduction of, or exemption from, the withholding obligation pursuant to the above described rules. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax, except to the extent that an applicable tax treaty provides otherwise.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) the Company has been, is, or becomes a "U.S. real property holding corporation" for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States; (iii) the Common Stock is disposed of by an individual Non-U.S. Holder who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition or (iv) the Non-U.S. Holder is an individual who lost his U.S. citizenship within the last 10 years and such loss had, as one of its principle purposes, the avoidance of taxes, and the gains are considered derived from sources within the United States. The Company believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of his death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

     On October 14, 1997, the IRS issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations were intended to be effective with respect to payments made after December 31, 1998. The IRS has, however, recently issued a notice stating that such Final Regulations will not be effective until January 1, 2000.

     Except as provided below, this section describes rules applicable to payments made on or before the Final Regulations take effect. Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to (i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) dividends paid on the Common Stock to a Non-U.S. Holder at an address outside the United States. The Company will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder's country of residence.


     In the case of a Non-U.S. Holder that sells Common Stock to or though a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the IRS, unless the holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. In the case of a Non-U.S. Holder that sells Common Stock to or though the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the IRS (but not backup withhold) unless the broker has documentary evidence in its files that the seller is a Non-U.S. Holder or certain other conditions are met, or the holder otherwise establishes an exemption. A Non-U.S. Holder will generally not be subject to information reporting or backup withholding if such Non-U.S. Holder sells the Common Stock to or through a foreign office of a non-United States broker.



     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder is allowable as a credit against the holder's U.S. federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a Non-U.S. Holder who is required to supply information but does not do so in the proper manner.


     The Final Regulations eliminate the general current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the Final Regulations impose certain certification and documentation requirements on Non-U.S. Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty.


     Prospective purchasers of Common Stock are urged to consult their tax advisors as to the application of the current rules regarding backup withholding and information reporting and as to the effect, if any, of the Final Regulations on their purchase, ownership and disposition of the Common Stock.

                                  UNDERWRITING


     Upon the terms and subject to the conditions stated in the Underwriting
Agreement dated           , 1999, each of the Underwriters named below, for whom
Piper Jaffray Inc. and CIBC Oppenheimer Corp. are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, the number of shares of Common Stock set forth opposite its name below:



                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Piper Jaffray Inc...........................................
CIBC Oppenheimer Corp.......................................

                                                                 ---------
     Total..................................................     4,000,000
                                                                 =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


     The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the shares directly to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such
price less a concession not in excess of $          per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$          per share to certain other brokers and dealers. After the Offering, the initial public offering price and other selling terms may be changed by the Underwriters.



     The Selling Stockholders have granted to the Underwriters an option, exercisable within the 30-day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 600,000 shares of Common Stock from the Company at the Price to Public less the Underwriting Discount set forth on the cover page of this Prospectus. The Underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase under the Underwriting Agreement.



     At the request of the Company, the Underwriters have reserved up to 200,000 shares of Common Stock to be issued by the Company and offered hereby for sale, at the Price to Public, to directors, officers, employees, business associates and other individuals and entities related to the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.



     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.



     In connection with the Offering, the Company, the Selling Stockholders and the executive officers and directors of the Company have agreed that they will not sell any shares of Common Stock other than the shares to be sold in the Offering without the prior consent of Piper Jaffray Inc., acting on behalf of the Underwriters, for a period of 180 days after the date of this Prospectus.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.



     Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the Underwriters. Among the factors to be considered in determining the initial public offering price will be the Company's record of operations, the Company's current financial position and future prospects, the experience of its management, the economics of the equipment leasing industry in general, the general condition of the securities markets and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors. See "Risk Factors -- No Prior Market for Common Stock; Possible Volatility of Stock Price."



     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In connection therewith, the Representatives may stabilize or maintain the price of the Common Stock by imposing penalty bids on certain Underwriters, under which selling commissions allowed to Underwriters or dealers participating in the Offering are retained if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representations are made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.



                                 LEGAL MATTERS


     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Edwards & Angell, LLP, Boston, Massachusetts. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1996 and 1997 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997, included in this Prospectus and elsewhere in the registration statement, have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration

Statement and to the exhibits filed as a part thereof. Statements contained in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1300, Chicago, Illinois 60661-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site maintained by the Commission on the World Wide Web at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                          MICROFINANCIAL INCORPORATED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants...........................  F-2
Financial Statements:
Consolidated Balance Sheets as of December 31, 1996 and
  1997, and September 30, 1998 (unaudited)..................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1995, 1996 and 1997, and for the nine months
  ended September 30, 1997 (unaudited) and September 30,
  1998 (unaudited)..........................................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1995, 1996 and 1997, and the nine months ended September 30, 1998 (unaudited)...............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997, and for the nine months
  ended September 30, 1997 (unaudited) and September 30,
  1998 (unaudited)..........................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of MicroFinancial Incorporated:

     We have audited the accompanying consolidated balance sheets of MicroFinancial Incorporated as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MicroFinancial Incorporated as of December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for the years ended December 31, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 1998

                          MICROFINANCIAL INCORPORATED

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)


                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1996       1997         1998
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
ASSETS
Assets:
  Net investment in financing leases and loans:
     Receivables due in installments........................  $232,693   $238,979     $246,846
     Estimated residual value...............................    14,702     16,784       17,573
     Initial direct costs...................................     2,692      2,777        3,883
     Loans receivable.......................................       238      2,467        8,729
     Less:
       Advance lease payments and deposits..................      (186)      (334)        (804)
       Unearned income......................................   (76,951)   (73,060)     (73,742)
       Allowance for credit losses..........................   (23,826)   (26,319)     (24,423)
                                                              --------   --------     --------
  Net investment in financing leases and loans..............   149,362    161,294      178,062
  Investment in service contracts...........................        --      2,145        7,412
  Cash and cash equivalents.................................    13,775      9,252       13,457
  Property and equipment, net...............................     5,143      4,265        7,340
  Other assets..............................................     1,912      2,745        2,496
                                                              --------   --------     --------
          Total assets......................................  $170,192   $179,701     $208,767
                                                              ========   ========     ========

                               LIABILITIES, REDEEMABLE CONVERTIBLE
                            PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Notes payable...............................................  $116,202   $116,830     $132,104
Subordinated notes payable..................................    27,006     26,382       25,288
Capitalized lease obligations...............................     1,523      1,071          943
Accounts payable............................................       561         89           35
Dividends payable...........................................       242        294          346
Other liabilities...........................................     5,801      5,300        6,040
Income taxes payable........................................       606         --           --
Deferred income taxes.......................................     6,072     10,969       16,716
                                                              --------   --------     --------
          Total liabilities.................................   158,013    160,935      181,472
                                                              --------   --------     --------
Commitments and contingencies (Note J)......................        --         --           --
Redeemable convertible preferred stock (liquidation
  preference $12, at December 31, 1996 and 1997, and
  September 30, 1998).......................................        --         --           --
Stockholders' equity:
  Common stock..............................................        97         98           99
  Additional paid-in capital................................     1,442      1,604        1,764
  Retained earnings.........................................    10,841     17,366       25,838
  Treasury stock, at cost...................................      (100)      (138)        (138)
  Notes receivable from officers and employees..............      (101)      (164)        (268)
                                                              --------   --------     --------
          Total stockholders' equity........................    12,179     18,766       27,295
                                                              --------   --------     --------
          Total liabilities and stockholders' equity........  $170,192   $179,701     $208,767
                                                              ========   ========     ========


   The accompanying notes are an integral part of the consolidated financial statements.

                          MICROFINANCIAL INCORPORATED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)


                                                                               FOR THE NINE
                                                FOR THE YEARS ENDED            MONTHS ENDED
                                                   DECEMBER 31,               SEPTEMBER 30,
                                           -----------------------------    ------------------
                                            1995       1996       1997       1997       1998
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
Revenues:
  Income on financing leases and loans...  $27,011    $38,654    $45,634    $33,900    $35,285
  Income on service contracts............       --          6        501         87      1,557
  Rental income..........................    3,688      8,250     10,809      8,104     11,153
  Loss and damage waiver fees............    2,648      4,188      5,448      3,983      4,067
  Service fees...........................    2,798      4,487      5,788      4,121      3,770
                                           -------    -------    -------    -------    -------
          Total revenues.................   36,145     55,585     68,180     50,195     55,832
                                           -------    -------    -------    -------    -------
Expenses:
  Selling, general and administrative....    8,485     14,073     17,252     12,558     14,284
  Provision for credit losses............   13,388     19,822     21,713     15,601     12,568
  Depreciation and amortization..........    1,503      2,981      3,787      2,701      3,867
  Interest...............................    8,560     10,163     11,890      8,891      9,198
                                           -------    -------    -------    -------    -------
          Total expenses.................   31,936     47,039     54,642     39,751     39,917
Income before provision for income
  taxes..................................    4,209      8,546     13,538     10,444     15,915
Provision for income taxes...............    1,685      3,466      5,886      4,245      6,455
                                           -------    -------    -------    -------    -------
Net income...............................  $ 2,524    $ 5,080    $ 7,652    $ 6,199    $ 9,460
                                           =======    =======    =======    =======    =======
Net income per common share -- basic.....  $  0.34    $  0.52    $  0.78    $  0.63    $  0.96
                                           =======    =======    =======    =======    =======
Net income per common share -- diluted...  $  0.27    $  0.52    $  0.76    $  0.62    $  0.94
                                           =======    =======    =======    =======    =======
Dividends per common share...............  $  0.06    $  0.10    $  0.12    $  0.09    $  0.10
                                           =======    =======    =======    =======    =======

                          MICROFINANCIAL INCORPORATED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

for the years ended December 31, 1995, 1996 and 1997, and the nine months ended
                         September 30, 1998 (unaudited)

                       (in thousands, except share data)


                                                                                              NOTES
                                       COMMON STOCK      ADDITIONAL                         RECEIVABLE       TOTAL
                                    ------------------    PAID-IN     RETAINED   TREASURY      FROM      STOCKHOLDERS'
                                     SHARES     AMOUNT    CAPITAL     EARNINGS    STOCK      OFFICERS       EQUITY
                                    ---------   ------   ----------   --------   --------   ----------   -------------
Balance at December 31, 1994......  5,003,880    $50       $1,063     $ 4,737     $(100)                    $ 5,750
Exercise of stock options.........  1,399,400     14          326                                               340
Common stock dividends............                                       (580)                                 (580)
Conversion of preferred stock to
  common stock....................  3,274,440     33           49                                                82
Notes receivable from officers....                                                            $(205)           (205)
Net income........................                                      2,524                                 2,524
                                    ---------    ---       ------     -------     -----       -----         -------
Balance at December 31, 1995......  9,677,720     97        1,438       6,681      (100)       (205)          7,911
Exercise of options...............      5,620                   4                                                 4
Common stock dividends............                                       (920)                                 (920)
Notes receivable from officers....                                                              104             104
Net income........................                                      5,080                                 5,080
                                    ---------    ---       ------     -------     -----       -----         -------
Balance at December 31, 1996......  9,683,340     97        1,442      10,841      (100)       (101)         12,179
Exercise of stock options.........    120,910      1          162                                               163
Common stock dividends............                                     (1,127)                               (1,127)
Purchase of treasury stock........     (5,250)                                      (38)                        (38)
Notes receivable from officers and
  employees.......................                                                              (63)            (63)
Net income........................                                      7,652                                 7,652
                                    ---------    ---       ------     -------     -----       -----         -------
Balance at December 31, 1997......  9,799,000     98        1,604      17,366      (138)       (164)         18,766
Exercise of options...............     87,516      1          160                                               161
Common stock dividends............                                       (988)                                 (988)
Notes receivable from officers and
  employees.......................                                                             (104)           (104)
Net income........................         --                           9,460                                 9,460
                                    ---------    ---       ------     -------     -----       -----         -------
Balance at September 30, 1998
  (unaudited).....................  9,886,516    $99       $1,764     $25,838     $(138)      $(268)        $27,295
                                    =========    ===       ======     =======     =====       =====         =======


   The accompanying notes are an integral part of the consolidated financial statements.

                          MICROFINANCIAL INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                                                                       FOR THE NINE
                                                                                                       MONTHS ENDED
                                                              FOR THE YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                                              ---------------------------------   ----------------------
                                                                1995        1996        1997         1997        1998
                                                              --------   ----------   ---------   ----------   ---------
                                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Cash received from customers..............................  $60,632    $  87,130    $118,444    $   84,604   $ 102,020
  Cash paid to suppliers and employees......................  (10,710)     (16,708)    (29,113)      (22,305)    (24,435)
  Interest paid.............................................   (8,248)     (10,724)    (12,334)       (9,516)     (9,004)
  Interest received.........................................      285          406         396           271       1,060
                                                              -------    ---------    --------    ----------   ---------
        Net cash provided by operating activities...........   41,959       60,104      77,393        53,054      69,641
                                                              -------    ---------    --------    ----------   ---------
Cash flows from investing activities:
  Investment in leased equipment............................  (70,498)     (81,303)    (71,943)      (53,147)    (62,218)
  Investment in direct costs................................   (1,992)      (2,186)     (2,354)       (1,666)     (2,959)
  Investment in service contracts...........................   (3,635)      (2,431)     (2,972)       (1,660)     (6,298)
  Investment in loans.......................................       --           --      (2,538)       (1,904)     (7,657)
  Purchase of property and equipment........................     (274)        (628)       (288)         (216)       (381)
  Increase in notes receivable from officers and
    employees...............................................       --           --        (150)         (150)       (144)
  Decrease in notes receivable from officers and
    employees...............................................       46          104          87            79          40
  Investment in notes receivable............................       --         (349)       (160)           --          --
  Repayment of notes receivable.............................       --          111         191           131       1,395
                                                              -------    ---------    --------    ----------   ---------
        Net cash used in investing activities...............  (76,353)     (86,682)    (80,127)      (58,533)    (78,222)
                                                              -------    ---------    --------    ----------   ---------
Cash flows from financing activities:
  Proceeds from secured debt................................   87,881      181,006      56,639        47,254      70,485
  Repayment of secured debt.................................  (17,023)     (29,946)    (56,194)      (44,370)    (55,162)
  Proceeds from refinancing of secured debt.................       --           --     203,580       115,000     185,000
  Prepayment of secured debt................................  (33,390)    (129,049)   (203,580)     (115,000)   (185,000)
  Proceeds from short-term demand notes payable.............      548          123         497           110         180
  Repayment of short-term demand notes payable..............     (710)        (833)       (315)         (116)       (227)
  Proceeds from issuance of subordinated debt...............      187       15,410       2,123         2,373       1,200
  Repayment of subordinated debt............................     (619)      (1,740)     (2,891)       (2,616)     (2,374)
  Proceeds from exercise of common stock options............       90            4         162           152         160
  Repayment of capital leases...............................     (159)        (393)       (697)         (511)       (540)
  Purchase of treasury stock................................       --           --         (38)           --          --
  Payment of dividends......................................     (650)        (871)     (1,075)         (778)       (936)
                                                              -------    ---------    --------    ----------   ---------
        Net cash provided by (used in) financing
          activities........................................   36,155       33,711      (1,789)        1,498      12,786
                                                              -------    ---------    --------    ----------   ---------
Net increase (decrease) in cash and cash equivalents........    1,761        7,133      (4,523)       (3,981)      4,205
Cash and cash equivalents, beginning of period..............    4,881        6,642      13,775        13,775       9,252
                                                              -------    ---------    --------    ----------   ---------
Cash and cash equivalents, end of period....................  $ 6,642    $  13,775    $  9,252    $    9,794   $  13,457
                                                              =======    =========    ========    ==========   =========
Reconciliation of net income to net cash provided by
  operating activities:
  Net income................................................  $ 2,524    $   5,080    $  7,652    $    6,199   $   9,460
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................    1,503        2,981       3,787         2,701       3,867
    Provision for credit losses.............................   13,388       19,822      21,713        15,601      12,568
    Recovery of equipment cost and residual value, net of
      revenue recognized....................................   20,972       29,378      41,334        28,564      37,532
    Increase (decrease) in current taxes....................      985         (379)     (1,266)         (601)         --
    Increase in deferred income taxes.......................      701        1,892       4,897         2,601       6,407
  Change in assets and liabilities:
    Decrease (increase) in other assets.....................      317         (603)       (173)       (1,133)       (414)
    (Decrease) increase in accounts payable.................      (11)         711          65            13         (55)
    Increase (decrease) in accrued liabilities..............    1,580        1,222        (616)         (891)        276
                                                              -------    ---------    --------    ----------   ---------
        Net cash provided by operating activities...........  $41,959    $  60,104    $ 77,393    $   53,054   $  69,641
                                                              =======    =========    ========    ==========   =========
Cash paid for income taxes..................................  $    34    $   1,954    $  2,254    $    2,282   $      90
                                                              =======    =========    ========    ==========   =========
Supplemental disclosure of noncash activities:
  Property acquired under capital leases....................  $   849    $     985    $    246    $      302   $     412
  Accrual of common stock dividends.........................  $   194    $     242    $    294    $      559   $     691
  Conversion of preferred stock to common stock.............  $    82           --          --            --          --


   The accompanying notes are an integral part of the consolidated financial statements.

                          MICROFINANCIAL INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)

A.  NATURE OF BUSINESS:

     MicroFinancial Incorporated (the "Company") which operates primarily through its wholly-owned subsidiary, Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,400 and an average lease term of 45 months. The Company does not market its services directly to lessees but sources leasing transactions through a network of independent sales organizations and other dealer-based origination networks nationwide. The Company funds its operations primarily through borrowings under its credit facilities, issuances of subordinated debt and securitizations. One dealer accounted for 14% of originations in the year ended December 31, 1997. In July 1998, the Company changed its name from Boyle Leasing Technologies, Inc. to MicroFinancial Incorporated.

     In December 1992, May 1993 and November 1994, Leasecomm Corporation created wholly-owned subsidiaries, BLT Finance Corporation I ("BLT I"), BLT Finance Corporation II ("BLT II") and BLT Finance Corporation III ("BLT III"), respectively, which are special purpose corporations for the securitization and financing of lease receivables.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). SFAS No. 125 is effective for transactions entered into after December 31, 1996. Under SFAS No. 125, an entity will recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Effective January 1997, the Company adopted SFAS No. 125.

     While the Company generally does not sell its interests in leases, service contracts or loans to third parties after origination, the Company does, however, from time to time, contribute certain leases to special purpose corporations for purposes of obtaining financing in connection with its lease receivables. As these transfers do not result in a change in control over the lease receivables, sale treatment and related gain recognition under SFAS No. 125 does not occur. Accordingly, the lease receivable and related liability remain on the balance sheet.

     If SFAS No. 125 were effective for transactions prior to 1997, there would have been no change in the accounting for these financing transactions.

     During 1997 and 1996, the credit facilities related to the securitization on BLT I and BLT II were paid off, respectively. Both of these subsidiaries were dissolved on December 31, 1997.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Unaudited Interim Financial Statements


     The interim financial data as of September 30, 1998, and for the nine months ended September 30, 1997 and 1998, is unaudited; however, in the opinion of the Company, all adjustments necessary for a fair presentation of interim results of operations (consisting only of normal recurring accruals and adjustments) have been made to the interim consolidated financial statements. The consolidated results of operations for interim periods are not necessarily indicative of results of operations for the respective full year.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with initial maturities of less than three months to be cash equivalents. Cash equivalents consist principally of overnight investments.

  Leases and Loans

     The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method which results in a level rate of return on the net investment in leases. Amortization of unearned lease income and initial direct costs is suspended if, in the opinion of management, the lease agreement is determined to be impaired. It is management's opinion given the nature of its business and the large number of small balance lease receivables that a lease is impaired when one of the following occur: (i) the obligor files for bankruptcy; (ii) the obligor dies and the equipment is returned; or (iii) when an account has become 360 days past due. It is also management's policy to maintain an allowance for credit losses that will be sufficient to provide adequate protection against losses in its portfolio. Management regularly reviews the collectibility of its lease receivables based upon all of its communications with the individual lessees through its extensive collection efforts and through further review of the creditworthiness of the lessee.

     In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. An impairment is recognized when expected cash flows to be realized subsequent to the end of the lease are expected to be less than the residual value recorded. Other revenues such as loss and damage waiver and service fees relating to the leases, contracts and loans and rental revenues are recognized as they are earned.

     Loans are reported at their outstanding principal balance. Interest income on loans is recognized as it is earned.

  Allowance for Credit Losses

     The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts and loans.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

  Investment in Service Contracts

     The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period. Income on service contracts from monthly billings is recognized as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts.

  Property and Equipment

     Rental equipment is recorded at estimated residual value and depreciated using the straight-line method over a period of twelve months.

     Office furniture, equipment and capital leases are recorded at cost and depreciated using the straight-line method over a period of three to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the asset. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income.

  Fair Value of Financial Instruments

     For financial instruments including cash and cash equivalents, investments in financing leases and loans, accounts payable, and accrued expenses, it is assumed that the carrying amount approximates fair value due to their short maturity.

  Interest-Rate Hedging Agreements

     The Company enters into interest-rate hedging agreements to hedge against potential increases in interest rates on the Company's outstanding borrowings. The Company's policy is to accrue amounts receivable or payable under such agreements as reductions or increases in interest expense, respectively.

  Debt Issuance Costs

     Debt issuance costs incurred in securing credit facility financing are capitalized and subsequently amortized over the term of the credit facility.

  Income Taxes

     Deferred income taxes are determined under the liability method. Differences between the financial statement and tax bases of assets and liabilities are measured using the currently enacted tax rates expected to be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal differences between assets and liabilities for financial statement and tax return purposes are the treatment of leased assets, accumulated depreciation and provisions for doubtful accounts. The deferred tax liability is reduced by loss carryforwards and alternative minimum tax credits available to reduce future income taxes.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

  Net Income Per Common Share


     The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS No. 128") which specifies the computation, presentation and disclosure requirements for net income per common share. Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period, adjusted for a 10-to-1 stock split effected in 1997 and a 2-to-1 stock split to be effective in 1999, each as described in Note H. Diluted net income per common share gives effect to all dilutive potential common shares outstanding during the period. Under SFAS No. 128, the computation of diluted earnings per share does not assume the issuance of common shares that have an antidilutive effect on net income per common share.



                                                                                FOR THE NINE MONTHS
                                         FOR THE YEAR ENDED DECEMBER 31,        ENDED SEPTEMBER 30,
                                       ------------------------------------   -----------------------
                                          1995         1996         1997         1997         1998
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
Net income...........................  $    2,524   $    5,080   $    7,652   $    6,199   $    9,460
Shares used in computation:
     Weighted average common shares
       outstanding used in
       computation of net income per
       common share..................   7,352,189    9,682,851    9,793,140    9,791,212    9,849,602
     Dilutive effect of redeemable
       convertible preferred stock...   1,676,420       39,200       19,600       19,600       19,600
     Dilutive effect of common stock
       options.......................     419,598       48,562      112,589      194,216      162,772
                                       ----------   ----------   ----------   ----------   ----------
Shares used in computation of net
  income per common share -- assuming
  dilution...........................   9,448,206    9,770,613    9,925,329   10,005,028   10,031,974
                                       ==========   ==========   ==========   ==========   ==========
Net income per common share..........  $     0.34   $     0.52   $     0.78   $     0.63   $     0.96
                                       ==========   ==========   ==========   ==========   ==========
Net income per common share --
  assuming dilution..................  $     0.27   $     0.52   $     0.76   $     0.62   $     0.94
                                       ==========   ==========   ==========   ==========   ==========


     Options to purchase 4,246 shares of common stock were outstanding during the year ended December 31, 1995, but were not included in the calculation of diluted net income per common share because the option price was greater than the average market price of the common shares during the period.

  New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997 and the Company has adopted its provisions in 1998. The Company has evaluated the impact this statement will have on its financial statements and determined that no additional disclosure is required.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Internal Use Software," ("SOP 98-1") which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the statement to have a material impact on its financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133").

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 1999 and the Company will adopt its provisions in 2000. The Company has not yet evaluated the impact this statement will have on its financial position or results of operations.

  Reclassification of Prior Year Balances

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current presentation.


C.  LEASES AND LOANS:


     At December 31, 1997, future minimum payments on the Company's lease receivables are as follows:

                     FOR THE YEAR ENDED
                        DECEMBER 31,
------------------------------------------------------------
     1998...................................................  $110,801
     1999...................................................    73,752
     2000...................................................    42,500
     2001...................................................    11,105
     2002...................................................       669
     Thereafter.............................................       152
                                                              --------
     Total..................................................  $238,979
                                                              ========

     At December 31, 1997, the weighted average remaining life of leases in the Company's lease portfolio is approximately 28 months and the implicit rate of interest is approximately 35%.

     The Company's business is characterized by a high incidence of delinquencies which in turn may lead to significant levels of defaults. The Company evaluates the collectibility of leases originated and loans based on the level of recourse provided, if any, delinquency statistics, historical lease experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired.


     The Company historically took charge-offs against its receivables when such receivables were 360 days past due. During this period, cumulative net charge-offs after recoveries from the Company's inception to September 30, 1998 have totaled 7.45% of total cumulative receivables plus total billed fees over such period. In September and October 1996, the Company reduced the time period for charging off its non-securitized receivables from 360 to 240 days and, as a result, increased its charge-offs by a total of approximately $5.0 million. As a result of this change, recoveries increased significantly, indicating that a 240-day charge-off period was too early in the collection process to determine ultimate collectibility. As such, during 1997 net charge-offs after recoveries were not significantly different than the Company's historical net charge-off experience. For this reason, in January 1998, the Company changed its charge-off policy for its receivables back to 360 days to better reflect the Company's collection experience.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)


     The following table sets forth the Company's allowance for credit losses as of December 31, 1994, 1995, 1996 and 1997 and as of September 30, 1998 and the related provisions, charge-offs and recoveries for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998 (unaudited) (in thousands):



Balance at December 31, 1994................................           $ 7,992
Provision for credit losses.................................            13,388
Charge-offs.................................................    5,964
Recoveries..................................................      536
                                                              -------
Charge-offs, net of recoveries..............................             5,428
                                                                       -------

Balance at December 31, 1995................................           $15,952
Provision for credit losses.................................            19,822
Charge-offs.................................................   15,675
Recoveries..................................................    3,727
                                                              -------
Charge-offs, net of recoveries..............................            11,948
                                                                       -------

Balance at December 31, 1996................................           $23,826
Provision for credit losses.................................            21,713
Charge-offs.................................................   24,290
Recoveries..................................................    5,070
                                                              -------
Charge-offs, net of recoveries..............................            19,220
                                                                       -------

Balance at December 31, 1997................................           $26,319
Provision for credit losses.................................            12,568
Charge-offs.................................................   20,644
Recoveries..................................................    6,180
                                                              -------
Charge-offs, net of recoveries..............................            14,464
                                                                       -------

Balance at September 30, 1998 (unaudited)...................           $24,423
                                                                       =======

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)


     In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. The following table sets forth the Company's estimated residual value as of December 31, 1994, 1995, 1996 and 1997 and as of September 30, 1998 (unaudited) and changes in the Company's estimated residual value as a result of new originations and lease terminations for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998 (unaudited) (in thousands):




Balance of Estimated Residual Value at December 31, 1994....           $ 7,971
New Originations............................................             5,338
Lease Terminations..........................................             2,342

Balance of Estimated Residual Value at December 31, 1995....           $10,967
New Originations............................................             6,335
Lease Terminations..........................................             2,600

Balance of Estimated Residual Value at December 31, 1996....           $14,702
New Originations............................................             6,056
Lease Terminations..........................................             3,974

Balance of Estimated Residual Value at December 31, 1997....           $16,784
New Originations............................................             4,992
Lease Terminations..........................................             4,203

Balance of Estimated Residual Value at September 30, 1998
  (unaudited)...............................................           $17,573


---------------

* New originations represent the residual value added to the Company's estimated residual value upon origination of new leases. Lease terminations represent the residual value deducted from the Company's estimated residual value upon the termination of a lease (i) that is bought out during or at the end of the lease term; (ii) upon expiration of the original lease term when the lease converts to an extended rental contract and (iii) that has been charged off by the Company.

D.  PROPERTY AND EQUIPMENT:

     At December 31, 1996 and 1997, property and equipment consisted of the following:


                                                                          NINE MONTHS
                                                       DECEMBER 31,          ENDED
                                                     ----------------    SEPTEMBER 30,
                                                      1996      1997         1998
                                                     ------    ------    -------------
                                                                          (UNAUDITED)
Rental equipment...................................  $4,845    $5,588       $9,706
Computer equipment.................................   2,628     2,998        3,083
Office equipment...................................     571       634          628
Leasehold improvements.............................     224       224          219
                                                     ------    ------       ------
                                                      8,268     9,444       13,636
Less accumulated depreciation and amortization.....   3,125     5,179        6,296
                                                     ------    ------       ------
Total..............................................  $5,143    $4,265       $7,340
                                                     ======    ======       ======



     Depreciation and amortization expense totaled $1,503,000, $2,981,000, $3,787,000 and $3,867,000 for the years ended December 31, 1995, 1996 and 1997 and for the nine months ended September 30, 1998, respectively.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)


     At December 31, 1996 and 1997 and at September 30, 1998, computer equipment includes $2,092,287, $2,339,000 and $2,141,000, respectively, under capital leases. Accumulated amortization related to capital leases amounted to $611,000, $1,306,000 and $1,226,000 at December 31, 1996 and 1997 and at September 30,
1998, respectively.



     At December 31, 1997 and September 30, 1998, accumulated depreciation related to rental equipment amounted to $3,060,000 and $4,040,937, respectively.


E.  NOTES PAYABLE:


     The Company has a revolving line of credit and term loan facility with a group of financial institutions whereby it may borrow a maximum of $105,000,000 based upon qualified lease receivables. Outstanding borrowings with respect to the revolving line of credit bear interest based either at prime for prime rate loans or London Interbank Offered Rate (LIBOR) plus 1.85% for LIBOR loans. If the LIBOR loans are not renewed upon their maturity then they automatically convert into prime rate loans. The prime rates at September 30, 1998 and December 31, 1997 and 1996 were 8.25%, 8.5% and 8.25%, respectively. The 90-day LIBOR at September 30, 1998 and December 31, 1997 and 1996 was 5.31%, 5.91% and 5.78%, respectively.



     At September 30, 1998, the Company had borrowings outstanding under the agreement with the following terms (unaudited):



                         TYPE                              RATE       AMOUNT
                         ----                             ------    -----------
                                                                    (UNAUDITED)
Prime.................................................    8.2500%     $11,910
LIBOR.................................................    7.5375%      29,000
LIBOR.................................................    7.5375%      20,000
Fixed.................................................    8.3000%       1,449
Fixed.................................................    7.7500%       5,100
                                                                      -------
     Total                                                            $67,459
                                                                      =======


     At December 31, 1997, the Company had borrowings outstanding under the agreement with the following terms:


                          TYPE                               RATE     AMOUNT
                          ----                              ------    -------
Prime...................................................    8.5000%   $ 6,634
LIBOR...................................................    7.7250%    12,000
Fixed...................................................    8.3000%     5,798
Fixed/99                                                    7.7500%     9,273
                                                                      -------
     Total                                                            $33,705
                                                                      =======


     At December 31, 1996, the Company had borrowings outstanding under the agreement with the following terms:


                          TYPE                               RATE     AMOUNT
                          ----                              ------    -------
Prime...................................................    8.2500%   $ 6,966
LIBOR...................................................    8.0976%     5,000
LIBOR...................................................    8.0000%    25,000
Fixed...................................................    8.0000%         5
Fixed...................................................    8.3000%    12,030
Fixed...................................................    7.7500%    15,054
                                                                      -------
     Total                                                            $64,055
                                                                      =======

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

     Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on July 31, 1999 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over the term of the underlying leases, but not in any event to exceed 48 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements and limit payment of dividends to no more than 50% of consolidated net income, as defined, for the immediately preceding fiscal year.

     The Company has an additional revolving credit agreement and term loan with a group of financial institutions whereby it may borrow up to a maximum of $35,000,000 based on qualified lease receivables. Outstanding borrowings with respect to the revolving line of credit bear interest based either at prime for prime rate loans or LIBOR plus 1.85% for LIBOR loans. If the LIBOR loans are not renewed upon their maturity then they automatically convert into prime rate loans.


     At September 30, 1998, the Company had borrowings outstanding under the agreement with the following terms (unaudited):



                         TYPE                              RATE       AMOUNT
                         ----                             ------    -----------
                     (UNAUDITED)
LIBOR.................................................    7.5375%     $21,500
LIBOR.................................................    8.1875%       6,000
Prime.................................................    8.5000%       2,155
                                                                      -------
     Total                                                            $29,655
                                                                      =======


     At December 31, 1997, the Company had borrowings outstanding under the agreement with the following terms:


                          TYPE                               RATE     AMOUNT
                          ----                              ------    -------
Variable................................................    8.5000%   $ 2,816
LIBOR...................................................    7.5688%    17,500
LIBOR...................................................    8.4375%     5,000
LIBOR...................................................    7.6273%     3,000
Fixed...................................................    8.3000%        68
Fixed...................................................    7.7500%       797
                                                                      -------
     Total                                                            $29,181
                                                                      =======


     At December 31, 1996, the Company had borrowings outstanding under the agreement with the following terms:


                          TYPE                               RATE     AMOUNT
                          ----                              ------    -------
Prime...................................................    8.2500%   $ 3,123
LIBOR...................................................    8.9770%     5,000
LIBOR...................................................    8.0313%    10,000
Fixed...................................................    8.3000%       605
Fixed...................................................    7.7500%     1,091
                                                                      -------
     Total                                                            $19,819
                                                                      =======


     Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on July 31, 1999 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over the term of the underlying leases, but not in any event to exceed 24

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements and limit payment of dividends to no more than 50% of consolidated net income, as defined, for the immediately preceding fiscal year.

     BLT I has one term facility with a group of financial institutions whereby it borrowed $7,870,000 based upon qualified lease receivables. At December 31, 1996, the outstanding balance on this term facility was $614,000. The outstanding borrowings bear interest at a fixed rate of 7.23%. At December 31, 1997, no amounts were outstanding on this term facility.

     BLT III has four series of notes, the 1994-A Notes, the 1996-A Notes, the 1997-A Notes and the Warehouse Notes. In November 1994, BLT III issued the 1994-A Notes in aggregate principal amount of $18,885,000. In May 1996, BLT III issued the 1996-A Notes in aggregate principal amount of $23,407,000, and in August 1997, BLT III issued the 1997-A Notes in aggregate principal amount of $44,763,000.

     Pursuant to a Master Financing Indenture, the Company may issue one additional series of Term Notes, the warehouse notes, with a maximum principal amount of $20,000,000. At December 31, 1996, the Company had an outstanding balance on the warehouse notes of $5,809,000. The warehouse notes expired in August of 1997, at which time they were converted to BLT III 1997-A Notes.

At December 31, 1996 and 1997, BLT III had borrowings outstanding under the three series of notes with the following terms:

            NOTE SERIES                EXPIRATION       RATE         1996      1997
            -----------                ----------    -----------    -------   -------
1994-A Notes.......................     12/16/98          7.3300%   $ 6,619   $   721
1996-A Notes.......................      5/16/00          6.6900%    19,081    13,214
1997-A Notes.......................      1/16/03          6.4200%        --    39,620
Warehouse Notes....................                  LIBOR + .45%     5,809        --
                                                                    -------   -------
          Total                                                     $31,509   $53,555
                                                                    =======   =======

     Outstanding borrowings are collateralized by a specific pool of lease receivables.

     At December 31, 1996 and 1997, the Company also has other notes payable which totaled $205,000 and $389,000, respectively. The notes are due on demand and bear interest at a rate of prime less 1.00%. Other notes payable include amounts due to stockholders of the Company at December 31, 1996 and 1997, of $197,000 and $337,000, respectively. Interest paid to stockholders under such notes was not material for the years ended December 31, 1995, 1996 and 1997.

  Subordinated Notes Payable

     At December 31, 1996 and 1997, the Company also has senior subordinated and subordinated debt outstanding amounting to $27,006,000 and $26,382,000 respectively, net of unamortized discounts of $357,000 and $213,000, respectively. This debt is subordinated in the rights to the Company's notes payable to the primary lenders as described above. Outstanding borrowings bear interest ranging from 9.5% to 14% for fixed rate financing and prime plus 3% to 4% for variable rate financing. These notes have maturity dates ranging from January 1998 to October 2003. The Company has three senior subordinated notes. The first was issued in August 1994 at 12% to a financial institution with an aggregate principal amount of $7,500,000. Cash proceeds from this note were $6,743,000 net of a discount of $757,000 which is being amortized over the life of the note. This senior note requires annual payments of $1,500,000 commencing on July 15, 1997 until the note matures in July 2001. The second senior subordinated note was issued in October 1996 at 12.25% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires monthly payments of (i) $125,000 for the period November 1, 1998 through October 1, 2000 and (ii) $166,667 for the period November 1, 2000 until the note matures in October 1, 2001. The third senior subordinated note was issued in

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

October 1996 at 12.60% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires quarterly payments of $250,000 commencing on March 15, 1999 until the note matures in October 2003. The most restrictive covenants of the senior subordinated note agreements consist of minimum net worth and interest coverage ratio requirements and restrictions on payment of dividends. Subordinated notes payable include $2,712,000 due to stockholders. Interest paid to stockholders under such notes, at rates ranging between 8% and 14%, amounted to $207,000, $183,000 and $472,000 for the years ended December 31, 1995, 1996, and 1997, respectively.

     At December 31, 1997, the repayment schedule, assuming conversion of the revolving line of credit to a term loan, for outstanding notes and subordinated notes is as follows:

                     FOR THE YEAR ENDED
                        DECEMBER 31,
                     ------------------
1998........................................................       $ 62,512
1999........................................................         52,576
2000........................................................         17,269
2001........................................................          7,372
2002........................................................          2,345
Thereafter..................................................          1,351
                                                                   --------
                                                                    143,425
Unamortized discount on senior subordinated debt............           (213)
                                                                   --------
Total.......................................................       $143,212
                                                                   ========

     It is estimated that the carrying amounts of the Company's borrowings under its variable rate revolving credit agreements approximate their fair value. The fair value of the Company's short-term and long-term fixed rate borrowings is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996 and 1997, the aggregate carrying value of the Company's fixed rate borrowings was approximately $82,500,000 and $96,900,000, respectively, with an estimated fair value of approximately $75,700,000 and $92,900,000, respectively.

F.  NOTES RECEIVABLE FROM OFFICERS AND EMPLOYEES:

     During 1995 and 1997, the Company issued notes to certain officers and employees in connection with the exercise of common stock options amounting to $251,000 and $63,000, respectively, in exchange for recourse loans with fixed maturity dates prior to the expiration date of the original grant. The notes are non-interest bearing unless the principal amount thereof is not paid in full when due, at which time interest accrues and is payable at a rate per annum equal to the prime rate plus 4.0%. The notes can be repaid from the application of dividends paid on the common stock but in all cases are to be paid in full at the maturity date or upon the employee leaving the Company. At December 31, 1996 and 1997, notes receivable outstanding from officers and employees were $101,000 and $164,000, respectively.

G.  REDEEMABLE PREFERRED STOCK:

     At December 31, 1996 and 1997, the Company had authorized 88,231 shares of convertible preferred stock ("preferred stock") with a par value of $1.00, of which 490 shares of the Series C Convertible Preferred Stock were issued and outstanding, respectively, at December 31, 1996 and 1997.

     Shares of preferred stock are convertible into shares of common stock at the option of the holder according to a conversion formula (which would currently result in a one-for-forty exchange) with mandatory conversion upon the completion of a public offering meeting certain minimum proceeds, as defined. Holders of

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

the preferred stock are entitled to an annual cumulative dividend of $.765 per share, if and when declared. The holder of the preferred stock has a liquidation preference of $25.50 for preferred stock, plus earned and unpaid dividends. In addition, the preferred shareholder is entitled to vote as a class, proportional to the number of common shares into which his preferred shares are convertible.

H.  STOCKHOLDERS' EQUITY:

  Common Stock


     The Company had 1,200,000 and 10,000,000 authorized shares of common stock with a par value of $.01 per share of which 9,683,340 and 9,799,000 shares (giving effect to the two stock splits referred to below) were issued and outstanding at December 31, 1996 and 1997, respectively.


  Treasury Stock

     The Company had 137,340 and 142,590 shares of common stock in treasury at December 31, 1996 and 1997, respectively, and 490 shares of preferred stock in treasury at December 31, 1996 and 1997.

  Stock Split


     On June 16, 1997, the Company's Board of Directors authorized a ten-for-one stock split. This resulted in the issuance of 4,471,353 additional shares of common stock. On June 12, 1998, the Company's Board of Directors authorized a two-for-one stock split to be effective with the Company's initial public offering. This will result in the issuance of 5,007,813 additional shares of common stock. All share and per share amounts have been restated to reflect these stock splits.


  Stock Options

     In 1987, the Company adopted its 1987 Stock Option Plan (the "Plan") which provides for the issuance of qualified or nonqualified options to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved an amendment to the Plan, as a result of the stock split. The aggregate number of shares issued shall not exceed 1,220,000 and the exercise price of any outstanding options issued pursuant to the Plan shall be reduced by a factor of ten and the number of outstanding options issued pursuant to the Plan shall be increased by a factor of ten. Qualified stock options, which are intended to qualify as "incentive stock options" under the Internal Revenue Code, may be issued to employees at an exercise price per share not less than the fair value of the common stock at the date granted as determined by the Board of Directors. Nonqualified stock options may be issued to officers, employees and directors of the Company as well as consultants and agents of the Company at an exercise price per share not less than fifty percent of the fair value of the common stock at the date of grant as determined by the Board. The vesting periods and expiration dates of the grants are determined by the Board of Directors. The option period may not exceed ten years.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

     The following summarizes the stock option activity:


                                                                                      WEIGHTED
                                                                                      AVERAGE
                                               SHARES         PRICE PER SHARE      EXERCISE PRICE
                                               ------         ---------------      --------------
  Outstanding at December 31, 1994.........    1,466,680    $0.10625 to $0.6375       $ 0.275
  Exercised................................   (1,399,400)   $0.10625 to $0.6375       $ 0.260
  Granted..................................      320,000    $0.6375 to $1.95          $ 1.910
                                             -----------
  Outstanding at December 31, 1995.........      387,280    $0.6375 to $1.95          $ 1.690
  Exercised................................       (5,620)   $0.6375                   $0.6375
                                             -----------
  Outstanding at December 31, 1996.........      381,660    $0.6375 to $1.95          $ 1.705
  Exercised................................     (120,910)   $0.6375 to $1.95          $ 0.975
  Canceled.................................       (9,750)   $1.95                     $ 1.950
                                             -----------
  Outstanding at December 31, 1997.........      251,000    $0.6375 to $1.95          $ 1.870
                                             ===========


     The options vest over five years and are exercisable only after they become fully vested. At December 31, 1996 and 1997, 114,220 and 65,988 of the outstanding options were fully vested.

     At December 31, 1996 and 1997, 401,260 and 270,600 shares of common stock were reserved for conversion of redeemable convertible preferred stock and common stock option exercises.

     Information relating to stock options at December 31, 1997, summarized by exercise price is as follows:


                OUTSTANDING                         EXERCISABLE
  ----------------------------------------   -------------------------
                                WEIGHTED
                                AVERAGE      WEIGHTED AVERAGE
   EXERCISE PRICE    SHARES   LIFE (YEARS)    EXERCISE PRICE    SHARES
  ----------------   -------  ------------   ----------------   ------
           $0.6375    15,620      3.6            $0.6375         5,144
             $1.95   235,380      5.0            $  1.95        60,844
                     -------                                    ------
  $0.6375 to $1.95   251,000      4.9            $  1.87        65,988
                     =======                                    ======


     All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Effective for fiscal 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"). SFAS No. 123 requires that compensation under a fair value method be determined using a Black-Scholes option pricing model and disclosed in a pro forma effect on earnings and earnings per share. Had compensation cost for stock based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income applicable to common stock for the years ended December 31, 1995, 1996 and 1997 would have been $2,516,000, $5,072,000 and $7,644,000, respectively. Pro forma net income per common share would not have been different than net income per common share as reported.

     The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1995: an expected life of the options of seven years, a risk-free interest rate of approximately 5.5%, a dividend yield of 4%, and no volatility. The weighted average fair value at date of grant for options granted during 1995 approximated $.27 per option. There were no options granted in 1996 or 1997.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

I.  INCOME TAXES:

     The provision for income taxes consists of the following:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                               ---------------------------------
                                                                1995         1996         1997
                                                                ----         ----         ----
Current:
     Federal...............................................    $  985       $1,556       $  898
     State.................................................        --           18           91
                                                               ------       ------       ------
                                                                  985        1,574          989
                                                               ------       ------       ------
Deferred:
     Federal...............................................       299        1,100        3,703
     State.................................................       401          792        1,194
                                                               ------       ------       ------
                                                                  700        1,892        4,897
                                                               ------       ------       ------
          Total............................................    $1,685       $3,466       $5,886
                                                               ======       ======       ======

     At December 31, 1996 and 1997, the components of the net deferred tax liability were as follows:

                                                                  1996           1997
                                                                  ----           ----
Investment in leases, other than allowance..................    $  61,832      $ 64,405
Allowance for credit losses.................................       (9,478)         (108)
Operating lease depreciation................................      (44,892)      (45,001)
Debt issue costs............................................          648           455
Other.......................................................        1,257         1,947
Alternative minimum tax.....................................       (2,536)       (3,983)
Loss carryforwards..........................................         (759)       (6,746)
                                                                ---------      --------
          Total.............................................    $   6,072      $ 10,969
                                                                =========      ========

     The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate:

                                                                  FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                                ------------------------
                                                                1995      1996      1997
                                                                ----      ----      ----
Federal statutory rate......................................    34.0%     34.0%     34.0%
State income taxes, net of federal benefit..................     6.3       6.3       6.7
Nondeductible expenses and other............................     1.0       0.3       2.8
                                                                ----      ----      ----
Effective income tax rate...................................    41.3%     40.6%     43.5%
                                                                ====      ====      ====

     At December 31, 1997, the Company had passive loss carryforwards of approximately $16,752,000 which may be used to offset future passive income. These loss carryforwards are available indefinitely for use against future passive income.

J.  COMMITMENTS AND CONTINGENCIES:

     The Company's lease for its facility in Waltham, Massachusetts expires in 1999. This lease contains one five-year renewal option with escalation clauses for increases in the lessor's operating costs. The Company's lease for its facilities in Newark, California expires in 2001.

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

     The Company has entered into various operating lease agreements ranging from three to four years for additional office equipment. At December 31, 1997, future minimum lease payments under noncancelable operating leases with remaining terms in excess of one year are as follows:

              FOR THE YEAR ENDED DECEMBER 31:
              -------------------------------
1998........................................................       $  930
1999........................................................          570
2000........................................................           55
2001........................................................           38
                                                                   ------
          Total.............................................       $1,593
                                                                   ======

     Rental expense under operating leases totaled $793,000, $788,000 and $991,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     The Company has entered into various capital lease agreements ranging from three to four years for office equipment, computer equipment and telecommunication systems. At December 31, 1997, future minimum lease payments under capital leases were as follows:

              FOR THE YEAR ENDED DECEMBER 31:
              -------------------------------
1998........................................................       $  682
1999........................................................          383
2000........................................................           42
                                                                   ------
Total minimum lease payments................................        1,107
Less amounts representing interest..........................          (36)
                                                                   ------
Total.......................................................       $1,071
                                                                   ======

     The Company and its subsidiaries are frequently parties to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect such matters to have a material adverse effect on the financial condition or results of operations of the Company.

K.  EMPLOYEE BENEFIT PLAN:

     The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code to provide retirement and profit sharing benefits covering substantially all full-time employees. Employees are eligible to contribute up to 15% of their gross salary. The Company will contribute $.50 for every $1.00 contributed by an employee up to 3% of the employee's salary. Vesting in the Company contributions is over a five-year period based upon 20% per year. The Company's contribution to the defined contribution plan were $52,000, $72,000 and $106,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

L.  INTEREST RATE SWAP:

     Interest rate swap contracts involve the exchange by the Company with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The Company has entered into this contract to reduce the impact of changes in interest rates on its floating rate debt.

     The Company has entered into this interest rate swap agreement only on a net basis, which means that the two payment streams are netted out, with the Company receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount

                          MICROFINANCIAL INCORPORATED

                  (tables in thousands, except per share data)

of payments that the Company is contractually entitled to receive, if any. Interest rate swaps entered into by the Company may not be readily marketable.

     At December 31, 1997, the Company had outstanding one interest rate swap agreement with one of its banks, having a total notional principal amount of $17,500,000. The agreement effectively changes the Company's interest rate exposure on $17,500,000 of its floating rate $35,000,000 revolving line of credit due July 31, 1999 to a fixed 8.45%. The interest rate swap matures on July 10, 2000. The interest differential paid or received on the swap agreement is recognized as an adjustment to interest expense. Interest expense related to the swap was $78,000 for the year ended December 31, 1997. At December 31, 1997, the fair value of this interest rate swap, which represents the amount the Company would receive or pay to terminate the agreement, is a net payable of $333,000, based on dealer quotes.

     The market risk exposure from the interest rate swap is assessed in light of the underlying interest rate exposures. Credit risk exposure from the swap is minimized as the agreement is with a major financial institution. The Company monitors the creditworthiness of this financial institution and full performance is anticipated.

M.  CONCENTRATION OF CREDIT RISK:

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of lease and loan receivables and cash and cash equivalent balances. To reduce the risk to the Company, stringent credit policies are followed in approving leases and loans, and lease pools are closely monitored by management. In addition, the cash and cash equivalents are maintained with several high quality financial institutions.


N.  SUBSEQUENT EVENTS (UNAUDITED):



  Series 1998-A Notes



     In November 1998, BLT III issued its 6.03% Lease-Backed Notes, Series 1998-A (the "1998-A Notes") in aggregate principal amount of $40,768,557. The 1998-A Notes mature on May 17, 2004.



  Lease



     The Company recently signed a lease for 44,659 square feet of office space in Woburn, Massachusetts which lease commenced on December 15, 1998 and expires on December 14, 2003. The monthly rent under this lease is $57,099.



  1998 Plan



     The Company has adopted the 1998 Equity Incentive Plan (the "1998 Plan") effective July 9, 1998. The 1998 Plan permits the Compensation Committee of the Company's Board of Directors to make various long-term incentive awards, generally equity-based, to eligible persons. The Company intends to reserve 2,000,000 shares of the Company's common stock for issuance pursuant to the 1998 Plan.

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------


                               TABLE OF CONTENTS



                                        PAGE
                                        ----
Summary...............................     3
Risk Factors..........................     7
Use of Proceeds.......................    14
Dividend Policy.......................    15
Capitalization........................    16
Dilution..............................    17
Selected Consolidated Financial and
  Operating Data......................    18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    26
Management............................    37
Certain Transactions..................    44
Principal Stockholders................    45
Selling Stockholders..................    47
Description of Certain Indebtedness...    48
Description of Capital Stock..........    54
Shares Eligible for Future Sale.......    57
Certain United States Tax Consequences
  to Non-United States Holders........    58
Underwriting..........................    60
Legal Matters.........................    61
Experts...............................    61
Available Information.................    61
Index to Consolidated Financial
  Statements..........................   F-1



UNTIL             , 1999 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.





                                4,000,000 SHARES


                             [MICROFINANCIAL LOGO]


                                  COMMON STOCK


                            ------------------------


                                   PROSPECTUS

                            ------------------------

                               PIPER JAFFRAY INC.


                                CIBC OPPENHEIMER

                                               , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the NYSE filing fee and the NYSE listing fee.


SEC registration fee........................................  $   21,712
NYSE fees...................................................     128,255
NASD filing fee.............................................       7,860
Transfer Agent fees and expenses............................      10,000
Printing expenses...........................................     215,000
Legal fees and expenses.....................................     371,241
Accounting fees and expenses................................     314,000
Directors and Officers insurance premiums...................     134,000
Miscellaneous...............................................      27,932
                                                              ----------
Total.......................................................  $1,230,000
                                                              ==========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 67 of Chapter 156B of the Massachusetts General Laws ("Section 67") provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. The Company's by-laws provide that the Company shall, to the extent legally permissible, indemnify any person serving or who has served as a director or officer of the corporation against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by the director or officer in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he or she may be involved or with which he or she may be threatened, while serving or thereafter, by reason of being or having been such a director or officer, except with respect to any matter as to which he or she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company; provided, however, that as to any matter disposed of by a compromise payment by such director or officer, no indemnification for said payment or expenses shall be provided unless such compromise is approved as in the best interests of the Company. Expenses reasonably incurred by any such director or officer in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the Company in advance of final disposition.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     Except as set forth below, the Registrant did not sell any securities which were not registered under the Securities Act during the three-year period ended December 31, 1998.


                                  COMMON STOCK


                                                             NO. OF SHARES OF     AGGREGATE     EXEMPTION
                PURCHASER                   ISSUANCE DATE      COMMON STOCK     CONSIDERATION   CLAIMED*
                ---------                   -------------    ----------------   -------------   ---------
Michael Lannon...........................   January, 1996          4,620           2,945.25     Rule 701
J. Gregory Hines.........................    June, 1996            1,000             637.50     Rule 701
J. Gregory Hines.........................   January, 1997          6,060          11,817.00     Rule 701
John Plumlee.............................   January, 1997         16,000          10,200.00     Rule 701
John Plumlee.............................   January, 1997          6,060          11,817.00     Rule 701
Maureen Curran...........................   January, 1997         10,000           6,375.00     Rule 701
Maureen Curran...........................   January, 1997          6,060          11,817.00     Rule 701
Stephen Obana............................   January, 1997          6,060          11,817.00     Rule 701
James Anderson...........................   January, 1997          6,060          11,817.00     Rule 701
Stephen Constantino......................   January, 1997          3,040           5,928.00     Rule 701
Carol Salvo..............................   January, 1997          6,060          11,817.00     Rule 701
Kerry Frost..............................   January, 1997          3,040           5,928.00     Rule 701
Richard F. Latour........................   January, 1997         17,180          33,501.00     Rule 701
J. Gregory Hines.........................    March, 1997           3,020           1,925.25     Rule 701
Peter R. Bleyleben.......................    March, 1997           8,200           5,227.50     Rule 701
Richard F. Latour........................    March, 1997          15,540           9,906.75     Rule 701
Richard F. Latour........................    March, 1997           3,280           2,091.00     Rule 701
Sabrina Abruzzese........................   October, 1997         15,000          29,250.00     Rule 701
Sabrina Abruzzese........................   October, 1997          5,250          10,237.50     Rule 701
Richard F. Latour........................    March, 1998             458             291.98     Rule 701
Richard F. Latour........................    March, 1998          21,198          41,336.10     Rule 701
Maureen Curran...........................    March, 1998           7,486          14,597.70     Rule 701
John Plumlee.............................    March, 1998           7,486          14,597.70     Rule 701
J. Gregory Hines.........................    March, 1998           7,486          14,597.70     Rule 701
Stephen Obana............................    March, 1998           7,486          14,597.70     Rule 701
James Andersen...........................    March, 1998           7,486          14,597.70     Rule 701
Stephen Constantino......................    March, 1998           3,732           7,277.40     Rule 701
Carol Salvo..............................    March, 1998           7,486          14,597.70     Rule 701
Kerry Frost..............................    March, 1998           3,732           7,277.40     Rule 701
Richard F. Latour........................    June, 1998            2,762           1,760.78     Rule 701
J. Gregory Hines.........................  September, 1998         1,480             943.50     Rule 701
Richard F. Latour........................  September, 1998         3,222           2,054.03     Rule 701
John Plumlee.............................  September, 1998         3,008           5,865.60     Rule 701
Carol Salvo..............................  September, 1998         3,008           5,865.60     Rule 701
Richard F. Latour........................  December, 1998         12,622          24,612.90     Rule 701
J. Gregory Hines.........................  December, 1998          4,454           8,685.30     Rule 701
Stephen Obana............................  December, 1998          4,454           8,685.30     Rule 701
John Plumlee.............................  December, 1998          1,446           2,819.70     Rule 701
Carol Salvo..............................  December, 1998          1,446           2,819.70     Rule 701
Stephen Constantino......................  December, 1998          2,228           4,344.60     Rule 701


---------------

* Shares issued pursuant to exercises of options under the Company's 1987 Stock Option Plan.

                               SUBORDINATED DEBT


                                                         ISSUE              AGGREGATE         EXEMPTION
                    PURCHASER                             DATE           PRINCIPAL AMOUNT     CLAIMED**
                    ---------                            -----           ----------------     ---------
Ingrid R. Bleyleben..............................  February 16, 1996        $  120,000       Section 4(2)
Dorothy B. Watkins...............................    March 12, 1996             50,000       Section 4(2)
Parker Family Ltd. Partnership...................     June 1, 1996             500,000       Section 4(2)
Joan S. Cushman..................................     July 1, 1996              50,000       Section 4(2)
Maud P. Barton...................................     July 1, 1996             100,000       Section 4(2)
Richard M. Barton 1992 Trust.....................     July 1, 1996             100,000       Section 4(2)
Sally Mann.......................................     July 1, 1996             100,000       Section 4(2)
DKFM Fritz Froehlich.............................  September 1, 1996            25,000       Section 4(2)
Laura Hentschel..................................  September 1, 1996            20,000       Section 4(2)
Aegon Insurance Group............................   October 15, 1996         5,000,000       Section 4(2)
Rothschild Inc...................................   October 17, 1996         5,000,000       Section 4(2)
A. Harold Howell.................................   November 1, 1996           260,000       Section 4(2)
Phyllis Pace.....................................  November 18, 1996            50,000       Section 4(2)
Wakefield Management Inc.........................  November 18, 1996           500,000       Section 4(2)
Alan & Virginia Jones............................  November 21, 1996            90,000       Section 4(2)
Carolyn G. Harder................................  November 21, 1996            50,000       Section 4(2)
Charles Everett MDPA.............................  November 25, 1996            45,000       Section 4(2)
David D. Williams................................  November 26, 1996            45,000       Section 4(2)
The Planetary Trust..............................  November 26, 1996            45,000       Section 4(2)
Peter R. Bleyleben...............................   December 1, 1996           100,000       Section 4(2)
Parker Family Ltd. Partnership...................   December 2, 1996         1,250,000       Section 4(2)
Ken & Jill Duckman 1992 Char.....................   December 3, 1996            45,000       Section 4(2)
Glimer Enterprises Ltd...........................   December 5, 1996            45,000       Section 4(2)
Rosemary Broton Boyle............................   December 5, 1996            45,000       Section 4(2)
Harold P. Weintraub..............................   December 6, 1996            22,500       Section 4(2)
Mary H. Thomsen..................................   December 6, 1996            22,500       Section 4(2)
Webjake Partnership Ltd..........................   December 6, 1996            45,000       Section 4(2)
Virginia A. Santonelli...........................   December 9, 1996            22,500       Section 4(2)
Bender Living Trust 12/3/96......................  December 13, 1996            45,000       Section 4(2)
Meredith Dickinson...............................  December 13, 1996            22,500       Section 4(2)
Dean R. Wasserman Essex..........................  December 16, 1996            45,000       Section 4(2)
Dorothy R. Johns Living Trust....................  December 16, 1996            45,000       Section 4(2)
Charles E. Johns.................................  December 17, 1996            67,500       Section 4(2)
Ingrid R. Bleyleben..............................  December 17, 1996            25,000       Section 4(2)
Elaine F. Shimberg...............................  December 18, 1996            90,000       Section 4(2)
U/W/O Edward C. Mack 1973 Trust..................  December 18, 1996            45,000       Section 4(2)
Barnet Fain......................................  December 19, 1996            45,000       Section 4(2)
Judith Harper IRA 230-96X28......................  December 20, 1996            45,000       Section 4(2)
Mandell Shimberg IRA MLPFS.......................  December 20, 1996            90,000       Section 4(2)
Marjorie & Mark Steinberg........................  December 20, 1996            45,000       Section 4(2)
MLPFS IRA BANK 23075R16..........................  December 20, 1996            45,000       Section 4(2)
MLPFS Sherwood IRA 23096W47......................  December 20, 1996            45,000       Section 4(2)
Barry W. Fain....................................  December 23, 1996            45,000       Section 4(2)
Elaine B. Fain...................................  December 23, 1996            45,000       Section 4(2)
Max & Diane Weissberg............................  December 23, 1996            45,000       Section 4(2)
Sadelle Bernstein, TTE...........................  December 23, 1996            54,000       Section 4(2)
SEFF Living Trust 2/1/89.........................  December 23, 1996            45,000       Section 4(2)
Barnet Fain IRA..................................  December 24, 1996            45,000       Section 4(2)
David & Janet Handelman..........................  December 24, 1996            45,000       Section 4(2)
MLPFS Patricia B. McCord IRA.....................  December 24, 1996            90,000       Section 4(2)
Foresight Foundation.............................  December 27, 1996            45,000       Section 4(2)
---------------------------------------------------------------------------------------------------------
** Securities issued to (i) directors, executive officers or their immediate family members, (ii)
   accredited investors or (iii) less than 35 non-accredited investors in any 12-month period.

                                                         ISSUE              AGGREGATE         EXEMPTION
                    PURCHASER                             DATE           PRINCIPAL AMOUNT     CLAIMED**
                    ---------                            -----           ----------------     ---------
Gretchen Ingram..................................  December 27, 1996        $   45,000       Section 4(2)
Richard C. Warmer................................  December 27, 1996            90,000       Section 4(2)
Ann A. Groves....................................   January 2, 1997             50,000       Section 4(2)
Bishop Living Trust..............................   January 2, 1997             36,000       Section 4(2)
Edith Bishop.....................................   January 2, 1997             18,000       Section 4(2)
Elizabeth B. Alvord Trust U/W....................   January 2, 1997            200,000       Section 4(2)
Harvey S. Stein..................................   January 2, 1997             45,000       Section 4(2)
Sheng Ren Trust..................................   January 2, 1997             45,000       Section 4(2)
John B. Power....................................   February 1, 1997            22,500       Section 4(2)
Ted L. Carelock..................................  February 26, 1997            90,000       Section 4(2)
The Riddle Foundation............................    March 20, 1997             90,000       Section 4(2)
Joanne T. Witt...................................    March 27, 1997             22,500       Section 4(2)
Ted L. Carelock..................................    March 27, 1997            100,000       Section 4(2)
Ms. Ann Elkins...................................    April 4, 1997              90,000       Section 4(2)
CPC Defined Benefit Trust........................    April 15, 1997             90,000       Section 4(2)
Charles T. Zwicker TTEE..........................     May 27, 1997             100,000       Section 4(2)
Ingrid R. Bleyleben..............................     June 4, 1997              20,000       Section 4(2)
Alan Goldfine Irrevocable Trust..................     July 1, 1997             300,000       Section 4(2)
Elie Rivollier Jr. IRA Rollover..................     July 1, 1997             100,000       Section 4(2)
Mary Rivollier JR IRA Rollover...................     July 1, 1997             150,000       Section 4(2)
Mr. & Mrs. J. Bryan Mims.........................     July 1, 1997             300,000       Section 4(2)
Steven Puskar....................................   August 18, 1997             30,000       Section 4(2)
Parker Family Ltd. Partnership...................  September 1, 1997           250,000       Section 4(2)
George E. & Joanna Copoulos......................  September 9, 1997            20,000       Section 4(2)
Andrew Mills.....................................   December 1, 1997           100,000       Section 4(2)
Gary L. Roubos & Terie A. Roubos.................   January 23, 1998         1,000,000       Section 4(2)
Alan J. Zakon IRA Rollover.......................    March 18, 1998            100,000       Section 4(2)
---------------------------------------------------------------------------------------------------------
** Securities issued to (i) directors, executive officers or their immediate family members, (ii)
   accredited investors or (iii) less than 35 non-accredited investors in any 12-month period.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  1.1     Form of Underwriting Agreement(1).
  3.1     Restated Articles of Organization, as amended(2).
  3.2     Bylaws(2).
  4.1     Specimen of Common Stock Certificate(1).
  5.1     Opinion of Edwards & Angell, LLP(2).
 10.1     Amended and Restated Revolving Credit Agreement among The
          First National Bank of Boston, Commerzbank Bank AG, New York
          Branch, and Leasecomm Corporation dated August 6, 1996(2).
 10.2     Agreement and Amendment No. 1 to Amended and Restated
          Revolving Credit Agreement among The First National Bank of
          Boston, Commerzbank Bank AG, New York Branch, and Leasecomm
          Corporation dated September 23, 1997(2).
 10.3     Amended and Restated Loan Agreement between Leasecomm
          Corporation and NatWest Bank N.A. dated July 28, 1995(2).
 10.4     First Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and NatWest Bank N.A. dated
          October 30, 1995(2).
 10.5     Second Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and Fleet Bank, N.A. (formerly
          NatWest Bank N.A.) dated August 6, 1996(2).
 10.6     Third Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and Fleet Bank, N.A. dated
          August 11, 1997(2).
 10.7     Office Lease Agreement by and between AJ Partners Limited
          Partnership and Leasecomm Corporation dated July 12, 1993
          for facilities in Newark, California(2).
 10.8     Office Lease Agreement by and between MicroFinancial
          Incorporated and Desmond Taljaard and Howard Friedman,
          Trustees of London and Leeds Bay Colony I Realty Trust,
          dated April 14, 1994 for facilities in Waltham,
          Massachusetts(2).
 10.9     1987 Stock Option Plan(2).
 10.10    Forms of Grant under 1987 Stock Option Plan(2).
 10.11    Board of Directors Stock Unit Compensation Plan(2).
*10.12    1998 Equity Incentive Plan.
*10.13    Employment Agreement between the Company and Peter R.
          Bleyleben.
*10.14    Employment Agreement between the Company and Richard F.
          Latour.
 10.15    Standard Terms and Condition of Indenture dated as of
          November 1, 1994 governing the BLT Finance Corp. III 6.03%
          Lease-Backed Notes, Series 1998-A (the "1998-A Notes"), the
          BLT Finance Corp. III 6.42% Lease-Backed Notes, Series
          1997-A (the "1997-A Notes") and the BLT Finance Corp. III
          6.69% Lease-Backed Notes, Series 1996-A (the "1996-A
          Notes")(2).
*10.16    Second Amended and Restated Specific Terms and Conditions of
          Indenture dated as of October 1, 1998, governing the 1996-A
          Notes, the 1997-A Notes and the 1998-A Notes.
 10.17    Supplement to Indenture dated May 1, 1996 governing the
          1996-A Notes(2).
 10.18    Supplement to Indenture dated August 1, 1997 governing the
          1997-A Notes(2).
*10.19    Supplement to Indenture dated as of October 1, 1998
          governing the 1998-A Notes.
 10.20    Specimen 1997-A Note(2).
 10.21    Specimen 1996-A Note(2).
*10.22    Specimen 1998-A Note.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.23    Standard Terms and Conditions of Servicing governing the
          1996-A Notes, the 1997-A Notes and the 1998-A Notes (2).
 10.24    Specific Terms and Conditions of Servicing governing the
          1996-A Notes, the 1997-A Notes and the 1998-A Notes (2).
*10.25    Commercial Lease, dated November 3, 1998, between Cummings
          Properties Management, Inc. and MicroFinancial Incorporated.
*10.26    Amendment to Lease #1, dated November 3, 1998, between
          Cummings Properties Management, Inc. and MicroFinancial
          Incorporated.
*10.27    Employment Agreement between the Company and J. Gregory
          Hines.
*10.28    Employment Agreement between the Company and John Plumlee.
*10.29    Employment Agreement between the Company and Carol Salvo.
*11.1     Statement regarding computation of per share earnings.
 21.1     Subsidiaries of Registrant(2).
*23.1     Consent of PricewaterhouseCoopers LLP.
 23.2     Consent of Edwards & Angell, LLP (see Exhibit 5.1).
 24.1     Powers of Attorney(2).
*27       Financial Data Schedule.


---------------

* Filed herewith.

(1) To be filed by amendment.
(2) Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES

     Not applicable

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as are required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to any arrangement, provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than that payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on the 11th day of January, 1999.


                                          MICROFINANCIAL INCORPORATED

                                          BY:   /s/ PETER R. BLEYLEBEN

                                          --------------------------------------
                                                    Peter R. Bleyleben
                                            President, Chief Executive Officer
                                                       and Director


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities indicated as of the 11th day of January, 1999.



                     SIGNATURE                                   CAPACITY                    DATE
                     ---------                                   --------                    ----

              /s/ PETER R. BLEYLEBEN                 President, Chief Executive        January 11, 1999
---------------------------------------------------    Officer and Director
                Peter R. Bleyleben

               /s/ RICHARD F. LATOUR                 Executive Vice President, Chief   January 11, 1999
---------------------------------------------------    Operating Officer and Chief
                 Richard F. Latour                     Financial Officer

                         *                           Director                          January 11, 1999
---------------------------------------------------
                  Brian E. Boyle

                         *                           Director                          January 11, 1999
---------------------------------------------------
                Torrence C. Harder

                         *                           Director                          January 11, 1999
---------------------------------------------------
                  Jeffrey Parker

                         *                           Director                          January 11, 1999
---------------------------------------------------
                    Alan Zakon

            *BY: /s/ PETER R. BLEYLEBEN
   ---------------------------------------------
                Peter R. Bleyleben
                 Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1.1    Form of Underwriting Agreement(1).
   3.1    Restated Articles of Organization, as amended(2).
   3.2    Bylaws(2).
   4.1    Specimen of Common Stock Certificate(1).
   5.1    Opinion of Edwards & Angell, LLP(2).
  10.1    Amended and Restated Revolving Credit Agreement among The
          First National Bank of Boston, Commerzbank Bank AG, New York
          Branch, and Leasecomm Corporation dated August 6, 1996(2).
  10.2    Agreement and Amendment No. 1 to Amended and Restated
          Revolving Credit Agreement among The First National Bank of
          Boston, Commerzbank Bank AG, New York Branch, and Leasecomm
          Corporation dated September 23, 1997(2).
  10.3    Amended and Restated Loan Agreement between Leasecomm
          Corporation and NatWest Bank N.A. dated July 28, 1995(2).
  10.4    First Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and NatWest Bank N.A. dated
          October 30, 1995(2).
  10.5    Second Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and Fleet Bank, N.A. (formerly
          NatWest Bank N.A.) dated August 6, 1996(2).
  10.6    Third Amendment to Amended and Restated Loan Agreement
          between Leasecomm Corporation and Fleet Bank, N.A. dated
          August 11, 1997(2).
  10.7    Office Lease Agreement by and between AJ Partners Limited
          Partnership and Leasecomm Corporation dated July 12, 1993
          for facilities in Newark, California(2).
  10.8    Office Lease Agreement by and between MicroFinancial
          Incorporated and Desmond Taljaard and Howard Friedman,
          Trustees of London and Leeds Bay Colony I Realty Trust,
          dated April 14, 1994 for facilities in Waltham,
          Massachusetts(2).
  10.9    1987 Stock Option Plan(2).
  10.10   Forms of Grant under 1987 Stock Option Plan(2).
  10.11   Board of Directors Stock Unit Compensation Plan(2).
 *10.12   1998 Equity Incentive Plan.
 *10.13   Employment Agreement between the Company and Peter R.
          Bleyleben.
 *10.14   Employment Agreement between the Company and Richard F.
          Latour.
  10.15   Standard Terms and Condition of Indenture dated as of
          November 1, 1994 governing the BLT Finance Corp. III 6.03%
          Lease-Backed Notes, Series 1998-A (the "1998-A Notes"), the
          BLT Finance Corp. III 6.42% Lease-Backed Notes, Series
          1997-A (the "1997-A Notes") and the BLT Finance Corp. III
          6.69% Lease-Backed Notes, Series 1996-A (the "1996-A
          Notes")(2).
 *10.16   Second Amended and Restated Specific Terms and Conditions of
          Indenture dated as of October 1, 1998, governing the 1996-A
          Notes, the 1997-A Notes and the 1998-A Notes.
  10.17   Supplement to Indenture dated May 1, 1996 governing the
          1996-A Notes(2).
  10.18   Supplement to Indenture dated August 1, 1997 governing the
          1997-A Notes(2).
 *10.19   Supplement to Indenture dated as of October 1, 1998
          governing the 1998-A Notes.
  10.20   Specimen 1997-A Note(2).
  10.21   Specimen 1996-A Note(2).
 *10.22   Specimen 1998-A Note.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  10.23   Standard Terms and Conditions of Servicing governing the
          1996-A Notes, the 1997-A Notes and the 1998-A Notes(2).
  10.24   Specific Terms and Conditions of Servicing governing the
          1996-A Notes, the 1997-A Notes and the 1998-A Notes(2).
 *10.25   Commercial Lease, dated November 3, 1998, between Cummings
          Properties Management, Inc. and MicroFinancial Incorporated.
 *10.26   Amendment to Lease #1, dated November 3, 1998, between
          Cummings Properties Management, Inc. and MicroFinancial
          Incorporated.
 *10.27   Employment Agreement between the Company and J. Gregory
          Hines.
 *10.28   Employment Agreement between the Company and John Plumlee.
 *10.29   Employment Agreement between the Company and Carol Salvo.
 *11.1    Statement regarding computation of per share earnings.
  21.1    Subsidiaries of Registrant(2).
 *23.1    Consent of PricewaterhouseCoopers LLP.
  23.2    Consent of Edwards & Angell, LLP (see Exhibit 5.1).
  24.1    Powers of Attorney(2).
 *27      Financial Data Schedule.


---------------

*   Filed herewith.

(1) To be filed by amendment.
(2) Previously filed.